

ANNUAL REPORT

For Fiscal Year Ended December 31, 2025

SELECTED FINANCIAL DATA

As of and for the Year Ended December 31 (in $000s)	2025	2024
Revenue	$ 1,943,957	$ 1,802,280
Gross Profit	411,892	390,270
Net Loss	(31,052)	(28,655)
Adjusted EBITDA[1]	383,558	339,657
Total Assets	3,441,454	3,501,967
Total Long-Term Debt	1,619,352	1,519,882

(1) Adjusted EBITDA is a non-GAAP measure. For reconciliation to the most directly comparable GAAP measure, please see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2025, which is included in this annual report to stockholders.

STOCK PERFORMANCE GRAPH

The following graph and accompanying table show the cumulative total return to stockholders of common stock of Custom Truck One Source, Inc. ("Custom Truck") relative to the cumulative total returns of the S&P SmallCap 600® and the S&P SmallCap 600® Industrials. The below graph is a comparison of a five year cumulative total return assuming a $100 initial investment with the reinvestment of all dividends, from December 31, 2020 to December 31, 2025. The stock price performance included in this graph is not necessarily indicative of future stock price performance.



	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Custom Truck	$ 100.00	$ 108.55	$ 85.75	$ 83.85	$ 65.26	$ 78.15
S&P SmallCap 600® Industrials	$ 100.00	$ 124.92	$ 112.00	$ 146.01	$ 169.51	$ 191.33
S&P SmallCap 600®	$ 100.00	$ 125.27	$ 103.45	$ 117.81	$ 125.85	$ 131.18

Custom Truck returned to growth in 2025, capping a year of record revenue with our highest quarterly revenue ever in the fourth quarter. Our growth was led by our rental business, which gained momentum throughout the year as transmission and distribution market activity continued to recover after the challenges of 2024. We experienced utilization and OEC on Rent levels at or near historic highs in the fourth quarter, providing a solid base for continued growth in 2026. New equipment sales continued to be robust in 2025, with revenue in our TES segment hitting an annual all-time high as well. During 2025, we expanded our geographic footprint, opening two new branches in Orlando, Florida and Portland, Oregon, ensuring we can efficiently continue to serve the needs of our expanding customer base and to meet our growth expectations. Future location growth will serve to strengthen our exceptional rental, sales and aftermarket service capabilities on behalf of our clients.

We are grateful to our employees for helping deliver record revenue in 2025 and for their continued commitment to providing an exceptional customer service experience. Our performance during the year underscores Custom Truck's ability to adapt and drive growth in a more challenging operating environment marked by ongoing economic uncertainty. It also highlights the strength of our differentiated "one-stop-shop" business model, which enables us to meet our customers' needs whether they choose to rent equipment, purchase equipment, or do both.

2025 Highlights

- Strong revenue and Adjusted EBITDA growth

- Sustained strength in transmission and distribution end markets driving rental performance

- Expanded geographic footprint

Ryan McMonagle
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

        For the fiscal year ended December 31, 2025

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38186

_____

CUSTOM TRUCK ONE SOURCE, INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**84-2531628**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

7701 Independence Ave

Kansas City, MO 64125

(Address of principal executive offices, including zip code)

(816) 241-4888

(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.0001 par value	CTOS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES   ☐   No   ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   YES   ☐   No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes   ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   ☐   No ☒

The aggregate market value of shares of common stock held by non-affiliates, computed by reference to the closing price for such common stock as of the last business day of the registrant's most recently completed second fiscal quarter, as reported on the New York Stock Exchange, was approximately $291.4 million.

The number of shares of common stock outstanding as of March 6, 2026 was 226,625,924.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Where Incorporated
Proxy Statement related to the 2026 Annual Meeting of Stockholders, which is expected to be filed with the Securities and Exchange Commission on or before April 30, 2026.	Part III (Items 10, 11, 12, 13, and 14)

Custom Truck One Source, Inc. and Subsidiaries
Form 10-K Report Index

Forward-Looking Statements

Any statements made in this report that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and should be evaluated as such. These statements often include words such as "estimates," "projected," "expects," "anticipates," "forecasts," "suggests," "plans," "targets," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," "could," "would," and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. As you read and consider this Annual Report on Form 10-K, you should understand that these statements are not guarantees of performance or results and are subject to and involve risks, uncertainties and assumptions. You should not place undue reliance on these forward-looking statements or projections. Below is a summary of risk factors applicable to us that may materially affect such forward-looking statements and projections:

- increases in labor costs, changes in U.S. trade policy including tariffs, our inability to obtain raw materials, component parts and/or finished goods in a timely and cost-effective manner, and our inability to manage our rental equipment in an effective manner;
- competition in the equipment dealership and rental industries;
- our sales order backlog may not be indicative of the level of our future revenues;
- increases in unionization rate in our workforce;
- our inability to attract and retain key personnel, including our management and skilled technicians;
- material disruptions to our operation and manufacturing locations as a result of public health concerns, equipment failures, natural disasters, work stoppages, power outages or other reasons;
- any further increase in the cost of new equipment that we purchase for use in our rental fleet or for sale as inventory; and aging or obsolescence of our existing equipment, and the fluctuations of market value thereof;
- disruptions in our supply chain;
- our business may be impacted by government spending;
- we may experience losses in excess of our recorded reserves for receivables;
- uncertainty relating to macroeconomic conditions, unfavorable conditions in the capital and credit markets and our customers' inability to obtain additional capital as required;
- increases in price of fuel or freight;
- regulatory, technological advancement, or other changes in our core end-markets may affect our customers' spending;
- our strategic initiatives including acquisitions and divestitures may not be successful and may divert our management's attention away from operations and could create general customer uncertainty;
- the interest of our majority stockholder, which may not be consistent with the other stockholders;
- volatility of our common stock market price;
- our significant indebtedness, which may adversely affect our financial position, limit our available cash and our access to additional capital, prevent us from growing our business and increase our risk of default;
- our inability to generate cash, which could lead to a default;
- significant operating and financial restrictions imposed by our debt agreements;
- changes in interest rates, which could increase our debt service obligations on the variable rate indebtedness and decrease our net income and cash flows;
- disruptions or security compromises affecting our information technology systems or those of our critical services providers could adversely affect our operating results by subjecting us to liability, and limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, or implement strategic initiatives;
- we are subject to complex laws and regulations, including environmental and safety regulations that can adversely affect cost, manner or feasibility of doing business; and
- we are subject to a series of risks related to climate change, and increased attention to, and evolving expectations for, sustainability and environmental, social and governance initiatives.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. See "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, for additional risks. This report includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties. We have not independently verified the information contained in such sources.

PART I

Item 1.   Business

Company Overview

Custom Truck One Source, Inc. ("we," "our," "us," "Custom Truck," or "the Company"), a Delaware corporation, and its wholly owned subsidiaries are engaged in the business of providing a range of services and products to customers through rentals and sales of specialty equipment, rentals and sales of aftermarket parts and services related to the specialty equipment, and repair, maintenance, and customization services related to that equipment. Immediately following the acquisition by Nesco Holdings II, Inc. of Custom Truck One Source, L.P. ("Custom Truck LP") on April 1, 2021 (the "Acquisition"), Nesco Holdings, Inc. ("Nesco Holdings") changed its name to "Custom Truck One Source, Inc." and changed The New York Stock Exchange ticker for its shares of common stock from "NSCO" to "CTOS."

We are a specialty equipment provider to the electric utility transmission and distribution, telecommunications, rail, forestry, waste management and other infrastructure-related industries in North America. Our core business relates to our new equipment inventory and rental fleet of specialty equipment that is utilized by service providers in infrastructure development and improvement work. We offer our specialized equipment to a diverse customer base, including utilities and contractors, for the maintenance, repair, upgrade, and installation of critical infrastructure assets, including distribution and transmission electric lines, telecommunications networks, and rail systems, as well as for lighting and signage. We rent, produce, sell, and service a broad range of new and used equipment, including bucket trucks, digger derricks, dump trucks, cranes, service trucks, and heavy-haul trailers. Through December 31, 2025, we managed our business in our three reporting segments: Equipment Rental Solutions ("ERS"), Truck and Equipment Sales ("TES"), and Aftermarket Parts and Services ("APS"). Recently, our Chief Executive Officer reevaluated how he assesses performance and allocates resources across our business. This review resulted in a change in the reporting of management's internal financial information. As a result, beginning in the three months ending March 31, 2026, we will report our results under two reportable segments: (1) Specialty Equipment Rentals ("SER") and (2) Specialty Truck Equipment and Manufacturing ("STEM"). Upon implementation, the new SER segment will consist of our historical ERS segment and a portion of our historical APS segment, and the new STEM segment will consist of our historical TES segment and a portion of our historical APS segment. We will also begin reflecting intercompany activity between the two segments, which will ultimately be eliminated in consolidation. This new segment reporting reflects how CTOS's business is managed and how resources are allocated in 2026, and management believes this new presentation better reflects the positioning of CTOS's strategies and operations portfolio. Management expects to provide more information on the new two segments in early April. We believe our new segment realignment will better reflect key economic drivers, capital intensity, and margin profiles of the respective new segments, as well as align our external reporting with how management allocates capital and evaluates performance.

We operate with a differentiated "one-stop-shop" business model, offering equipment rental, new and used equipment sales, and aftermarket parts and service out of more than 40 locations across the U.S. and Canada. Customers receive additional support throughout the country from Custom Truck's twenty-four hour, seven-day a week ("24/7") call center, approximately 90 mobile technicians, and over 2,600 third-party service partners. Custom Truck and its customers also benefit from its sophisticated sourcing model and large-scale integrated production and customization capabilities, which enhance the quality and diversity of its equipment offerings, reduce both cost and lead times for equipment sales and provide greater flexibility to optimize its rental fleet. These attributes, together with a strong reputation built over many years, position Custom Truck to capitalize on attractive secular growth trends across its end-markets.

Custom Truck owns one of the industry's largest fleets of specialty rental equipment focused on electric utility transmission and distribution ("T&D"), infrastructure, rail and telecommunications end-markets through our ERS segment. As of December 31, 2025, our fleet is comprised of more than 10,400 units with an average unit age of approximately 2.9 years, which we believe is young by rental fleet standards and compares favorably to the long useful life of the equipment. Our rental fleet is managed on a national level, which allows us to efficiently reposition equipment in response to shifts in regional demand and thereby sustain strong utilization levels.

As is customary among equipment rental companies, we sell used equipment out of our rental fleet to end user customers. We also offer a broad variety of new equipment for sale across our end-markets, often highly customized to meet its customers' specific needs. Integrated production capabilities and extensive knowledge gained over a long history of selling equipment have positioned Custom Truck uniquely in the market as a trusted partner for customers seeking tailored solutions with short lead times. New and used equipment sales are accomplished through our TES segment.

Through our APS segment, we provide our customers a total job-site solution, offering a range of products for rent or sale to fully outfit their equipment and crews for activity in the field. Our comprehensive APS offering expands opportunities to serve our equipment rental and sales customers through the convenience of a single vendor for all their specialty equipment, tools and accessories needs.

End-Market Overview

Our core end-markets include electric utility T&D, general infrastructure, rail and telecom, among others.

General End-Market Trends

The North American market has, and continues, to experience a secular shift from equipment ownership to rental. We believe that customers' growing preference for equipment rental is driven by several factors including the avoidance of significant capital outlay, improved asset utilization, reduced storage and maintenance, access to a wider range of modern productive equipment, dedicated customer care, and operational efficiencies. We believe that the rental penetration rate will continue to trend towards the levels observed in the broader market, and we believe there will be significant growth within our specific markets.

On November 6, 2021, the United States Congress passed, and the President of the United States signed, the Infrastructure Investment and Jobs Act (the "Infrastructure Act"). The final amended version included approximately $1.2 trillion in spending in new and reallocated funds with positive impacts to each of our end-markets. Recent data released by the Federal government indicates that, as of September 2025, more than 75% of the funds from the Infrastructure Act have been allocated and less than 50% of the funds have been spent. Third-party industry research supports this and suggests that spending from the Infrastructure Act should continue through 2026 and possibly into 2027.

Electric Utility T&D End-Market

Maintaining safe and effective transmission and distribution lines is critical to national infrastructure, as they carry the electricity that powers the nation. Transmission lines carry high voltage electricity long distances, while distribution lines carry electricity from local transformers to houses and businesses. Additionally, as the economy "electrifies," in pursuit of reducing greenhouse gas emissions, electric reliability has become increasingly important. There will continue to be an increasing need for grid resiliency projects, such as fire mitigation and storm hardening, with substantial renewable energy investments likely to be required in the electric transmission grid. From 2015 to 2024, the compound annual growth rate ("CAGR") for U.S.-based investor-owned utilities' capital expenditures was approximately 5% for transmission and 10% for distribution. From 2024 through 2029, capital expenditures in these categories are forecasted to grow at CAGRs of approximately 15% for transmission and 4% for distribution. Our specialty equipment is used for these projects, including the maintenance and repair of live lines and installation of new lines. Total capital expenditures among U.S. investor-owned utilities in the electric utility T&D end-market were projected to be approximately $102 billion in 2025. This spend is driven by a number of attractive dynamics, demonstrating that the U.S. is potentially in the very early stages of a multi-year electric utility T&D spending cycle.

Aging and Underinvested Electric Utility T&D Infrastructure – Electricity delivery in the U.S. depends on an aging and complex patchwork system of power generation facilities, transmission grids, local distribution lines, and substations. Most electric utility T&D lines were constructed in the 1950s and 1960s with a 50- to 80- year life expectancy and were not originally engineered to meet today's load demands. The average age of the transmission system in the United States is well over 40 years, with more than 25% being greater than 60 or more years old. Due in part to this aging infrastructure, costly electric emergency incidents and disturbances have increased since 2000. Multiple costly fires have also been caused by aging and under-maintained transmission and distribution lines. The prevention of additional incidents associated with the continued operations of aging electric utility T&D infrastructure is expected to continue to drive increasing levels of maintenance and repair and replacement spend by utilities.

AI-Driven Data Center Growth – AI-driven data centers are transforming digital infrastructure but are also driving significant increases in power demand due to their reliance on energy-intensive hardware. As these centers process vast amounts of data for machine learning and deep learning, they require substantial electricity further amplified by the growing integration of "edge" computing. Total U.S. power demand, which was almost flat from 2010 through 2020, is expected to grow at a CAGR of 3.5% through 2040, with much of the growth coming from increased data center electricity demand. U.S. electricity demand from data centers is expected to reach 106 gigawatts by 2035, which represents a 165% increase from total demand of approximately 40 gigawatts in 2025.

Electrification Trends – Continued electrification in the U.S. transportation, commercial and residential real estate, and industrial sectors coupled with the shift to renewable electricity generation detailed above have been identified among the key factors towards reducing reliance on fossil fuels in the U.S. Recent forecasts indicate that U.S. energy consumption in 2050 could be approximately 80% higher than it was in 2023.

Supporting these trends, the Infrastructure Act includes $7.5 billion to build a national network of electric vehicle chargers and $65 billion to upgrade power infrastructure.

Changing Power Generation Landscape – The ongoing transition from coal to gas and renewables continues to drive changes in the generation landscape and transmission project development. Twenty-five states plus the District of Columbia have adopted specific greenhouse gas reduction targets to address climate change. As a result, significant spend for new transmission lines will be required to interconnect these new sources of power with the electrical grid.

Increased Manufacturing Onshoring – In recent years, manufacturing onshoring in the U.S. - the building of manufacturing facilities in the U.S. to replace existing overseas production - has increased substantially. This trend is being driven by several factors including a desire by manufacturers to reduce supply chain bottlenecks; increased labor and transportation costs; various tariff regimes imposed on certain goods and jurisdictions; and geopolitical tensions. The proportion of Chief Executive Officers and Chief Operating Officers in 2024 reporting that their companies have plans to bring supply chains closer to their home market has risen to 81%, up sharply from 63% in 2022. Manufacturing onshoring initiatives were bolstered by the passage of the 2025 Federal tax and spending bill, often referred to as the "One Big Beautiful Bill," which kept the corporate tax rate at its current 21% level and encouraged capital and R&D spending by making permanent the accelerated depreciation provisions of the Federal tax code. These trends have contributed to increased manufacturing spending and, as a result, increase electricity demand in the U.S., as this growth often requires energy-intensive operations, including advanced automation and robotics, further straining existing power grids.

The growth in domestic manufacturing, along with data center growth trends detailed above, were cited in a recent industry report as the primary contributing factors to an increase in forecasted five-year cumulative growth from 2025 to 2030 in annual nationwide electricity demand to approximately 29% from under 4% forecasted in 2022 for the same period. This growth in demand will require investment in additional power generation, which will require the installation of new transmission and distributions lines to deliver the power to the grid and ultimately, to the customers.

Increased Outsourcing by Utility Companies – Utilities are increasingly turning to specialized third-party contractors to fulfill construction and maintenance needs. This outsourcing trend is driven by the challenge of an aging workforce and desire to shift the management and responsibilities of non-core activities to external service providers. Outsourcing is a favorable trend for us, given our rental penetration among electric utility T&D contractors who prefer to rent due to lower initial capital outlay, increased flexibility, improved asset utilization and productivity, and significantly reduced storage and maintenance costs.

Infrastructure End-Market

We also serve the general infrastructure end-market, which includes surface transportation, national highway performance, highway safety, metropolitan transit, and other key infrastructure systems, including residential and non-residential waste and water. Total infrastructure capex spend in the U.S. in 2025 was estimated to be over $310 billion, and we believe the infrastructure end-market outlook remains positive, as total infrastructure spending is projected to increase to approximately $365 billion by 2029.

We consider the waste end-market as part of the general infrastructure industry. Long-term, secular growth in this market is driven by growing waste volumes generated by increasing waste generation per capita. Population and income growth drive municipal solid waste generation. Municipal solid waste revenue in the U.S. is projected to grow at a CAGR of over 5% from 2025 to 2034. Waste is generally considered to be a recession-resistant industry given the non-discretionary nature of waste collection and disposal. Ongoing consolidation amongst waste haulers results in increasing market share for large, well-capitalized companies that have the resources to invest in the latest trucks and equipment, which the Company sells.

Rail End-Market

Freight and commuter rail are responsible for transporting products and people across North America. Our rail mounted equipment is used for a variety of tasks including the installation of new rail and maintenance of the existing rail lines. The equipment is also often used for working on older infrastructure such as repairing bridges and terminals with more antiquated track and systems that are in need of upgrades with more modern systems. The five largest public railroads operating in North America spend more than $13.5 billion annually in capital expenditures. Such capital expenditures are expected to continue to grow as freight demands increase. In addition to freight rail, spend on active commuter rail projects is significant with a growing pipeline. The Infrastructure Act provided $66 billion to support passenger rail improvement projects.

Freight Rail – Freight rail, one of the most cost-effective, energy-efficient modes of transport, carries a majority of intercity freight as measured by ton-miles, more than any other mode of transportation. Our North American customers are principally Class I railroads and related contractors. Data indicates that these Class I operators account for just under 70% of total United States freight rail mileage.

Commuter Rail – Trends such as population growth, increasing urbanization, a focus on sustainability, environmental awareness, and increasing highway congestion are expected to drive continued investment in commuter rail. Furthermore, as a result of years of insufficient funding, transit systems across the U.S. are struggling to cope with aging infrastructure, creating and increasing backlog. The most recent Federal estimates quantify the backlog of projects required to attain a "state of good repair," meaning public transit is repaired to an age within its average service life, at over $140 billion, an almost 40% increase since 2018. In addition, to maintain a state of good repair, an additional approximately $300 billion would be needed over the next 20 years to address the backlog and ensure the reliability and safety of transit systems.

Telecom End-Market

Telecommunications infrastructure, including telecom cells, towers, and wirelines, is the backbone of telephonic interaction and the transportation of mobile data. We provide the specialty equipment required to maintain and install telecom cells, towers, and communication lines. Spending on broadband telecommunications infrastructure was approximately $90 billion in 2024. This spending is expected to continue to grow due largely to spending from the BEAD program that is a part of the Infrastructure Act, which allocated over $42 billion to expand high-speed internet across all 50 U.S. states plus the U.S. territories. While the allocation of funds from the BEAD program was delayed in early 2025, updated guidelines reduced the number of eligible locations and, subsequently, the allocable funds to $21 billion. The additional $21 billion originally allocated under the BEAD program could potentially be available for other related industry spending to be determined. Currently, all 56 states and U.S. territories have re-submitted their final proposals under the updated guidelines. Funds are expected to begin to be deployed in 2026. In addition, the continued expansion and implementation of wireless 5G technology, which requires existing cell sites add equipment to support new frequencies, will continue to contribute to a sustained level of industry spending.

Rapid technological advancements, including advanced digital and video service offerings, continue to increase demand for greater wireline and wireless network capacity and reliability. Data traffic is at an all-time high and is expected to increase in the future. North America data traffic is expected to grow at a CAGR of 12% from 2025 to 2031.

Products and Services

Equipment Rental Solutions and Truck and Equipment Sales

Our equipment rental fleet consists of more than 10,400 units, which management believes is among the largest specialty equipment rental fleets in North America. Our fleet consists of more than 250 product variations to serve the specialized needs of our customers including various terrain options such as truck mounted, rail mounted, track mounted, and all-wheel drive. Our equipment can reach transmission lines and cell sites in excess of 200 feet in the air, dig to a depth of 60 feet to install telephone and power line poles, provide power line and fiber line pulling capacity of up to 40,000 pounds, and reach remote and inaccessible areas for rail maintenance. A large percentage of our fleet is insulated, which allows customers to safely work on live electric lines. Our equipment is regularly tested for safety, which includes regulation-mandated dielectric testing of all insulated units to ensure safe operations near electrical wiring. The majority of our equipment can be used across a variety of end-markets and many of our customers operate in multiple end-markets. Rental rates vary depending on product type, geography, demand, and other factors.

Examples of our rental and sales equipment include:

Bucket Trucks	Trucks equipped with a bucket mounted on an insulated or non-insulated hydraulic lifting aerial device used to maintain and construct utility, rail, or telecommunication lines.
Digger Derricks	Trucks equipped with a boom and auger used to dig holes and set utility, rail, and telephone poles.
Cable placers	Equipment used to string new and re-conduct overhead utility, rail, telecom, or cable lines including pole trailers, reel handling trailers, and other material handling trailers.
Boom Trucks	Trucks equipped with a boom mounted on an insulated or non-insulated hydraulic lifting aerial device used to maintain and construct utility, rail, or telecommunication lines.
Rail Trucks	Trucks equipped with specialty equipment to drive on rail tracks.
Roll-Off Trucks	Trucks equipped to transport waste containers.
Knuckleboom Trucks	Trucks equipped to lift for utility, construction, and building materials applications.
Vacuum Trucks	Trucks equipped to safely dig holes and transport materials by vacuuming materials or liquids.
Cranes	Equipment made to lift heavy objects utilized in our core markets.
Underground Equipment	Variety of equipment used to place and remove underground utility and telecom lines without disruption to the surface.

Aftermarket Parts and Services

Our APS offerings include a broad range of parts, tools, and accessories products, which is a natural extension of our core equipment offering and can be rented or purchased on an individual basis or in packaged specialty kits.

The technical nature of certain parts, tools, and accessories requires periodic testing in a certified lab and expertise in specialized repairs, which we provide at our test and repair facilities. We provide nationwide coverage through eight locations that serve as hubs for the rental and sale of parts, tools, and accessories, and five of which offer technical testing and repair services.

Examples of our aftermarket parts and services include:

Equipment Parts	Aftermarket replacement parts for various types of trucks and equipment sold and rented by Custom Truck.
Stringing Blocks	Stringing dollies and accessories used to string powerline, telephone line (including fiber), or cable, above ground or underground in the new construction, rebuild, or maintenance of the lines.
Augers	Tool used to dig holes for power, telephone, or cable poles and also used to dig holes for structure bases, pilings, and foundation supports.
Insulated Tools	Extension arms, temp arms, insulated ladders, etc., used to insulate and dielectrically protect workers and temporarily reposition powerlines for safe execution of tasks while working at height in live line circumstances.
Other parts, tools, and accessories	Crimping tools and dies, pumps/motors, underground fiber laying tools, and various other tools used in either utility, telecom, or rail applications.
Test and Repair Services	Testing and inspections of various tools and safety equipment and personal protective equipment ("PPE") to comply with regulatory and safety requirements.
Upfit and Repair Services	Customizing existing heavy-duty trucks by adding features, and repair services, including labor and parts, for customer-owned trucks.

Competitive Strengths

We believe our platform is differentiated and benefits from several significant strengths that will continue to support our leading market position and future growth. We believe that the following factors have been instrumental in our success and will position us for continued growth:

Market Leader with a Differentiated "One-Stop Shop" Platform – Our platform offers our customers a true "one-stop shop" solution for their needs across the specialty equipment market, including rentals, new and used sales, production and customization, aftermarket parts and services, and financing and asset disposal, building upon the successful business model that has been a key source of differentiation for Custom Truck historically. Our flexibility to meet customers' capital allocation preferences allow us to develop deeper relationships with our customers and our wide variety of equipment offered enables us to meet more of our customers' needs than our competitors. Additionally, our national platform and scale provides us the ability to serve both regional and national customers wherever they operate.

Integrated Business Model with Large-Scale Production and Customization Capabilities – We are able to provide our customers with highly tailored solutions on an expedited basis, enabled by our extensive internal production and customization operations. These capabilities allow us to deepen our relationships with customers by offering them the ability to customize equipment to meet their specific job demands. Our large-scale production further offers benefits to customers by reducing lead times for equipment and provides the ability to change and adapt mid-production should the customer need to modify its order. Maintaining inventory and shorter lead times helps us to support our own rental operations and more quickly react to changing customer demands and preferences. We are also able to quickly adapt our processes and procedures to enter into new markets and product offerings, such as dump trucks, roll-offs, and vacuum trucks, which are products that have been added over the past several years. As one of the largest consumers of vocational chassis and attachments in the United States, we have a structural cost advantage on purchasing. Our production capabilities further lower costs, while providing flexibility to pursue the highest growth portions of the market.

Attractive Long-term End-Market Dynamics – We are a leader across a diverse set of end-markets, including infrastructure-related electric utility T&D, telecom, rail, forestry, and waste management, among others, many of which have attractive long-term growth dynamics. This position was established by our expansive fleets, national sales and service network, longstanding customer relationships, and operational expertise. The favorable end-market dynamics may lead to increased spend on specialty equipment by our existing customers. These end-markets are in the early years of a secular upcycle that is expected to persist for years to come. We are well positioned to benefit from this projected growth and maintain the flexibility to pivot our production and focus to any end-market that is experiencing greater demand due to our deep knowledge and expertise in the production of different types of equipment.

Young, Well-Maintained Rental Fleet Comprised of In-Demand Equipment – Our rental fleet consists of more than 10,400 units and is one of the youngest in the industry, with an average age of 2.9 years as of December 31, 2025. We maintain the majority of our fleet using our own trained technicians and locations to ensure consistent repairs, best-in-class service and maintenance, and delivery of fully functioning, ready-to-work equipment to our customers. We are highly responsive, adding high-quality equipment to our fleet on an ongoing basis to meet customer demands in a changing market landscape. We focus our production capabilities on the equipment that our customers need most in the end-markets with the most growth potential. Disciplined fleet maintenance and strict focus on meeting customer and end-market requirements have resulted in over 77% utilization on average of our rental fleets in the last two years.

Geographical Diversity – We have a large geographic footprint that enables us to provide local service throughout North America. Our more than 40 locations are strategically located to provide access to key high-growth end-markets and have sufficient geographic reach to provide a holistic solution to nationwide accounts. Our footprint is further expanded by over 2,600 third-party service partners. We maintain a 24/7 call center, as well as a large team of mobile technicians, ensuring that our customers can quickly access experienced technicians regardless of geography. Because our rental fleet is managed nationally, equipment can be deployed strategically across locations in periods of high regional demand. This allows us to maintain high utilization rates for our entire rental fleet while quickly responding to both equipment and service requests from customers. Our broad reach also represents a competitive advantage in serving customers with nationwide operations who may prefer the convenience of interacting with a limited number of equipment providers. Although we have an expansive national footprint already, we have identified additional attractive geographic markets for potential expansion.

Strong, Diverse Client Relationships and Industry Expertise – We serve approximately 8,000 customers, with the top 15 customers representing approximately 23.6% of total revenue and no single customer representing greater than 4% of total revenue in 2025. Of our top 20 customers, 16 of them both rent and purchase equipment. We have very strong brand recognition among our industry-leading customers. Our ability to deliver an unmatched value proposition for our customers' most complex and technical requirements, on a tight deadline, results in long-tenured relationships with premier customers across our different end-markets. We have significant tenure with our top customers, with key relationships spanning approximately 20 years. Our strong knowledge of the equipment and product requirements in our customers' end-markets allows us to work closely with our customers to determine their specialty equipment needs while our ability to offer the optionality to either rent or purchase equipment helps meet customers' capital allocation preferences and increases customer penetration.

Attractive Unit Economics Driving High Returns – Our integrated, "one-stop shop" business model results in both lower costs and higher equipment resale values, driving exceptional unit economics. We believe that our ability to purchase equipment components separately with vertically-integrated assembly results in a cost advantage over buying fully completed units. Additionally, our direct-to-customer sales channels drive attractive net resale values that exceed those of our competitors who typically sell used equipment through auctions.

Growth Strategy

We offer a full suite of specialty equipment services and a broad portfolio of products, which provides us with numerous channels for future growth and opportunities to deepen customer relationships. We intend to maintain our leading position and expand our market share by continuing to pursue the following strategies:

Capitalize on Favorable Trends Across a Large Addressable Market – Because of the highly fragmented industry in which we operate, we have significant runway to increase our share of the market. Our differentiated cost position, North American branch network, broad product offering, and flexible distribution model position us to achieve strong growth in the future. Additionally, several end-markets we serve, including electric utility T&D, telecom, infrastructure, rail, forestry, and waste management, are increasing their capital expenditures. Our production and customization capabilities will only serve to bolster our ability to meet the growing demand and changing landscapes in these end-markets as we can nimbly adapt as necessary to capitalize on opportunities as they present themselves.

Invest in Rental Fleet to Meet Growing Demand – We see continued opportunity to invest in our rental fleet to meet customer demand. We will look to drive utilization improvements via enhanced selling efforts and investments in in-demand equipment as well as drive rental penetration via continued customer education. We believe that by investing in new products and adding to our rental fleet, we can continue to satisfy the growing specialty equipment needs of our customers across end-markets. We have the resources and capital structure necessary to capture incremental demand. Lastly, a large percentage of our rental fleet is currently focused on serving the electric utility T&D and telecom industries, but we believe there is significant opportunity to continue to grow our fleet of specialty equipment tailored to serve the growing rail and infrastructure end-markets as well.

Grow Equipment Sales Across Both Current and New Customers, End-Markets, and Product Offerings – We will be able to leverage our national and local sales approach to achieve growth in our existing customer base and across existing and newly entered product categories. We have identified several new product categories that we plan to expand into, where our experience and expertise in production, customization, and purchasing are expected to provide favorable returns. We will look to drive volume growth via continued equipment innovations and strategic selling initiatives. We are currently well positioned to capitalize on favorable trends across end-markets, including grid updates and maintenance, build-out of renewable resources, continued 5G expansion, and potential significant infrastructure spend.

Increase Penetration of Aftermarket Parts and Service – Each full-service location provides certified test and repair services and an expanded product offering of both insulated and non-insulated tools. Today, we leverage our service technicians, including those dedicated to field service, to support our existing rental fleet and select customer-owned equipment. We see an opportunity to grow the size of the internal service organization and external service provider network to increase our ability to service customer-owned equipment. During 2026, we are launching a focused initiative to grow our third-party service capacity, focusing initially at our locations in Fontana, CA and Wyandanch, NY, with additional capacity to be added at five other existing branch locations throughout the United States during the year. We believe this strategic reallocation of capacity and focus will strengthen our overall business and connection with our customers.

Continue to Pursue Domestic Geographic Expansion – We operate more than 40 locations; however, broad sections of the United States and Canada are still outside of our primary operating area. In the past, we have expanded into new geographical markets through both strategic acquisitions and through internal growth. There is an opportunity for future expansion across the United States to support growth. Custom Truck has successfully opened six locations in geographic areas where there were no attractive acquisition targets, exemplifying the ability to expand our reach without the use of acquisitions. In addition to organic geographic expansion, we may opportunistically pursue acquisitions to expand our product and service offering and accelerate growth.

Sales and Marketing

Sales

We operate with a nationwide direct sales team to address the specialized needs of our customer base and to cultivate strategic partnerships with key customers. Our more than 120-member sales organization is led by members of our senior management team, including Presidents, Vice Presidents and Regional Sales Managers. The average years of experience in the industry of our sales personnel is more than 25 years. Our field sales organization and 24-hour support center have developed "first-call" relationships with several of our largest customers while providing significant expertise in the technical nature of the equipment and projects.

For key national or regional accounts, we employ a top to bottom sales approach with a focus on building partnerships at all levels within these key accounts and securing commitments to use us as a preferred supplier. Strategic Account Managers are responsible for establishing and managing these relationships along with direct involvement from senior leadership to create more contact and touch points between the key decision makers and Custom Truck.

We divide the remainder of our sales organization into regional go-to market teams for our ERS, TES and APS segments consisting of Territory Managers supported by Inside Rental Representatives and Assistants. Territory Managers are responsible for developing new relationships and maintaining communication with key decision makers at customer organizations and working with employees at both the corporate office and on individual job sites to ensure customer satisfaction. After a rental opportunity is generated, Inside Rental Representatives and Assistants serve in a support role by working directly with customers to finalize orders, schedule delivery, coordinate payment and handle inbound requests. This direct communication helps expedite future orders on rental equipment availability and rate quotes.

Marketing

We utilize targeted digital advertising, trade shows, focused email distributions, a comprehensive equipment catalog, and our website for marketing our products and services. Our rental catalog contains detailed technical information and diagrams for all our products, while the website offers easy access to equipment specifications and rental listings. Our digital advertising efficacy is maximized by the following:

- We invest in Search Engine Optimization to maintain top result ranks for search terms we anticipate our customers would use;

- We leverage marketing analytics to measure and adapt campaign performance;

- We use social media to connect with customers and prospects across an array of core end-user segments, and to source user-generated content of our equipment excelling in use;

- We leverage Search Engine Marketing, and regularly adjust our campaign investments to:
    i.   target peak sales and rental seasonality by segment,
    ii. align with Company inventory levels, and
    iii. achieve target revenue goals
- We advertise available inventory in select industry online marketplaces.

In addition to print and online publications and our digital advertising efforts noted above, we participate in national and select regional trade shows, which represent important customer touch points for the sales team to approach new customers, maintain strong relationships with existing customers and promote new product launches.

Facilities

We are headquartered in Kansas City, Missouri where we house executive management, accounting, finance, information technology, human resources, marketing, and procurement professionals, as well as production, assembly, service and distribution operations. We maintain a diverse geographic footprint in the U.S. and Canada, with more than 40 locations.

Intellectual Property

We do not own or license any patents, patent applications, or registered copyrights. We own a number of trademarks and domain names important to the business. Our material trademarks are registered or pending applications for registrations in the U.S. Patent and Trademark Office and various non-U.S. jurisdictions. We use "Custom Truck One Source" as unregistered trademarks and "Load King" as a registered trademark. Additionally, pursuant to an agreement with Terex, we have a revocable, royalty-free, limited license to use certain Terex trademarks to promote the sale and servicing of Terex products, subject to certain conditions of use. We believe we own or license, or could obtain on reasonable terms, any intellectual property rights needed to conduct our business.

Governmental Regulation

We are subject to various governmental, including environmental, laws and regulations. Regulations affecting our operations principally relate to the licensing, permitting and inspection requirements for vehicles in our rental fleet. Additionally, we are subject to environmental regulations governing the discharge of pollutants into the air or water, the management, storage and disposal of, or exposure to, hazardous substances and wastes, the responsibility to investigate and clean up contamination, and occupational health and safety. The Company is not aware of any material instances of non-compliance with respect to the foregoing regulations.

We are subject to federal, state, and local environmental laws and regulations with respect to the ownership and operation of tanks for the storage of petroleum products, such as gasoline, diesel fuel and motor and waste oils. If leakage or a spill occurs, it is possible that the resulting costs of cleanup, investigation and remediation, as well as any resulting fines could adversely affect our business. The U.S. Congress and other federal and state legislative and regulatory authorities in the U.S. and internationally have considered, and will likely continue to consider, numerous measures related to climate change and greenhouse gas emissions. Should rules establishing limitations on greenhouse gas emissions or rules imposing fees on entities deemed to be responsible for greenhouse gas emissions become effective, demand for our services could be affected, our vehicle, and/or other, costs could increase, and our business could be adversely affected.

Human Capital

We provide a wide range of quality, customized trucks and equipment to people who are building and rebuilding our nation. We are growing rapidly and we understand that we need to attract and leverage an engaged and talented team of people with specialized expertise to deliver the best products and service to our customers.

Our drive, expertise, and responsiveness to the specialized needs of our customers set us apart. Management values a strong relationship with our employees across all our locations. As of December 31, 2025, we had approximately 2,500 employees in more than 40 locations across North America. Approximately 2% of our U.S. employees are covered by a collective bargaining agreement.

Our Culture

Our success is rooted in our core values that guide how we interact with our colleagues, customers, vendors, suppliers, and key stakeholders in the communities we serve.

- Care & Respect – We treat each other with respect and show genuine care for one another, our customers, suppliers, and communities where we live and work.

- Solve Problems Like A Mechanic – We relish solving problems, our curiosity and true grit enables us to find lasting solutions that meet our customers' needs.

- Driven to Deliver – We own our work, take initiative, and use our determination to make our work better and deliver on our commitments and drive results that matter.

- Engage Collaboratively – We help each other, we openly share and listen to each other's ideas and opinions – even when we disagree because we succeed when we work together.

- Spark Innovation – We embrace new ways of working; we challenge the status quo and continue to explore and learn to enhance our skills and work.

We are dedicated to fostering an inclusive workplace where our employees can thrive regardless of background. We seek feedback from employees through engagement surveys, which help us identify opportunities to continuously improve the employee work experience.

To strengthen and celebrate our culture, we rely on our active Culture Champion Network, which is comprised of a cross-section of employees from a diverse range of backgrounds who collaborate to promote and enhance our work environment.

Our Employee Resource Groups ("ERGs") provide community for employees with shared interests, encouraging meaningful connections, promoting wellbeing, and fostering personal and professional growth. These employee-led groups are open to any employees who express interest and contribute to making CTOS a more inclusive workplace while positively impacting the communities we serve.

Our Talent Attraction

At CTOS, we are dedicated to identifying, hiring, and retaining a diverse and skilled workforce. Our staffing initiatives include a robust employee referral program, strategic partnerships with recruiting firms, active use of job-posting platforms, and a strong social media presence.

We also collaborate with university and vocational technical programs to connect with a wide range of candidates. We actively recruit at universities and offer internships across various disciplines to attract the best early-career talent. In 2025, we provided 29 paid internship opportunities to students from vocational high schools and university programs. Additionally, we recruit experienced professionals externally to bring fresh perspectives and expertise into our organization.

CTOS is committed to offering meaningful career opportunities to individuals from all walks of life, including those with prior criminal histories. Through our partnerships with community organizations, we provide individuals with opportunities to gain valuable skills and rebuild their lives. This effort not only strengthens our workforce but also positively impacts our communities, reflecting our value of care and respect.

Military veterans are a natural fit with our culture, bringing highly transferable skills and a commitment to excellence. We collaborate with organizations such as Hiring Our Heroes, the U.S. Chamber of Commerce, and Military Transition Assistance Programs to recruit veterans seeking rewarding careers after their military service. Our Veterans ERG plays a pivotal role in outreach efforts, actively participating in career fairs and veteran community events to connect with potential candidates.

Our Talent Development – Building Capabilities

We value lifelong learning and advancing our employees' careers through a blend of experiential on-the-job learning and formal training. Our key talent initiatives include:

- Talent Identification & Succession Planning: Our talent review and succession planning process identifies and develops future talent for key leadership roles. This ensures we successfully transfer institutional knowledge and expertise from seasoned leaders to emerging talent while offering rewarding career paths.

- Leadership Development: In 2025, we continued our investment in leadership development programs to strengthen leadership capabilities and foster a culture aligned with our core values to support our people, operations, and growth. This program featured our ACE Leadership Model, which emphasizes shared leadership competencies and behaviors needed for success. In addition, ACE Foundational Leadership training experienced continued success, equipping more than 200 frontline and emerging leaders with essential skills. These initiatives underscore our commitment to cultivating a strong leadership pipeline, ensuring that our leaders are prepared to inspire their teams and deliver long-term value to stakeholders.

- Technical Training: Our technical and operational training programs focus on developing valuable skills and keep employees up to date on equipment and technologies. Through our Service Technician Education Program ("STEP"), we offer service technicians a structured pathway for professional growth, featuring over 100 courses across six key functional areas. This program enables technicians to progress from apprentices to master mechanics.

- Continuing Education: To support employees in expanding their formal education, we provide tuition assistance, empowering them to pursue academic growth while advancing their careers.

Our Ethics & Compliance

One of our most valuable assets is our integrity, an unwavering commitment to operating honestly and ethically in all that we do. We established a Code of Conduct to ensure our employees understand our commitment and how to report concerns.

We train our employees on our Code of Conduct and offer multiple pathways for reporting any concerns promptly, including through their supervisors, Human Resources, Legal or our anonymous 24/7 compliance hotline, which is managed by an experienced and objective third party.

Our Health, Safety & Well Being

We are committed to a safe and healthy workplace and culture of total well-being. We strive to have zero workplace injuries and engage our employees in raising awareness and education through our Safety Ambassador Network, which includes a cross section of employees from multiple work facilities. We have a network of approximately 100 Safety Ambassadors who are provided training and instruction from our Environmental, Health and Safety professionals. Our Safety Ambassadors are volunteers who have shown a willingness and capability to devote a portion of their workday to ensure that employees have a safe environment in which to work. We track recordable injuries and have an incident management system to investigate all safety incidents. Every incident is investigated and based on the findings, our safety team implements processes and procedures to prevent recurrences and remediate known hazards.

We aim to offer competitive pay and a comprehensive benefit program including medical, vision, dental, life and disability insurance to attract and retain top talent. We offer employees options to enhance their financial security through our 401(k) savings program that includes a Company matching component, health savings account, and pre-tax flexible spending accounts for healthcare and dependent care. We provide employees with the opportunity to participate in the Company's success with equity ownership at a discounted price through our Employee Stock Purchase Plan.

We provide employees and their family members with 24/7 access to doctors and counselors with telemedicine and virtual counseling at no cost to our employees. In addition, we offer an employee assistance program that provides employees and their family members with confidential support on a wide variety of areas such as mental and emotional health conditions, stress management, dependent/ elder care, nutrition, fitness, and legal and financial issues.

Our Community Giving

We strive to maximize our social impact within our communities and support a culture of care across our workforce. We partner with nonprofit organizations that are aligned to where we operate and who have demonstrated organizational effectiveness, transparency, and a proven history for making a positive impact. CTOS community giving includes financial donations, volunteer time, and in-kind support to eligible third-party organizations who support our local communities in one of our key focus areas.

- Education – supporting vocational education programs, enabling people to develop a valuable skilled trade and launch a meaningful career.

- Military / Veteran & Public Safety – supporting future, active and veteran members of the armed services, police, fire, and first responders who put their lives on the line to protect us. We also support prevention education programs to help keep our communities safe.

- Community Enrichment – enhancing the quality of life of people in our communities by supporting outreach and educational programs that enhance local living conditions.

- Economic Empowerment – providing support to enable employment, empowering people to gain valuable skills to become economically or financially self-sufficient.

Legal Proceedings and Insurance

From time to time, we are subject to various lawsuits, claims and legal proceedings, the vast majority of which arise out of the ordinary course of business. The nature of our business is such that disputes related to vehicles and accidents occasionally arise. We assess these matters on a case-by-case basis as they arise and we establish reserves as and if required, based on our assessment of exposure. We have insurance policies to cover general liability, product, and workers' compensation related claims. Management believes that none of the existing legal matters will have a material adverse effect on our business or financial condition.

Available information

This Annual Report on Form 10-K, as well as future quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on our Internet website (https://www.customtruck.com) under "Investors" / "Financials" / "SEC Filings" as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The contents of our website are not incorporated by reference in this Annual Report. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by us at www.sec.gov.

Item 1A.   Risk Factors

In addition to the other information contained in this Annual Report on Form 10-K, the risk factors discussed herein should be considered carefully in evaluating the Company. Any of these factors could result in a significant or material adverse effect on our business, results of operations and financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business results of operations and financial condition.

Risks Related to the Company's Business and Industry

Effective management of our rental equipment is vital to our business, and an inability to obtain raw materials, component parts and/or finished goods in a timely and cost-effective manner would adversely affect our ability to manufacture and market our products.

Our rental equipment has a long economic life, and managing this equipment is a critical element of our business. We must successfully maintain and repair our equipment in a cost-effective manner to maximize the economic life of our products and the level of proceeds from the sale of such products. As the needs of our customers change, we may need to incur costs to relocate or remanufacture our assets to better meet shifts in demand. If the distribution of our assets is not aligned with regional demand, we may be unable to take advantage of opportunities despite excess inventory in other regions. If we are not able to successfully manage our assets, our business, results of operations and financial condition may be materially adversely affected.

We purchase raw materials, component parts and finished goods to be used in the manufacturing, sale and rental of our products. In addition, we may incorporate vehicle chassis provided directly by our customers in our production process. Although the vast majority of our raw materials and component parts are sourced domestically, certain of our suppliers are based in other countries, and certain of our domestic suppliers may source subcomponents from suppliers based in other countries. Uncertainty remains regarding supply chain disruptions, inflationary pressure, tariffs and international trade restrictions, public health crises, and geopolitical risks that have led to issues, broadly, in the supply chain. Changes in our relationships with suppliers, shortages in availability of materials, production delays, regulatory restrictions, public health crises, armed conflicts or political instability or other supply chain disruptions, whether due to our suppliers or customers, could have a material adverse effect on our ability to timely manufacture and market products.

The U.S. government previously announced, and in some cases implemented, an approach to trade policy that includes renegotiating or potentially terminating certain trade agreements, as well as implementing or increasing tariffs on foreign goods and raw materials such as steel and aluminum. These tariffs and potential tariffs have resulted, and may further result, in increased prices for certain imported goods and raw materials.

Increases in the costs of shipping and transportation, purchased raw materials, component parts or finished goods could result in manufacturing interruptions, delays, inefficiencies or our inability to market products. In addition, our profit margins would decrease if prices of purchased raw materials, component parts or finished goods increase and we are unable to pass on those increases to our customers.

The Company is subject to competition, which may have a material adverse effect on the Company's business by reducing the Company's ability to increase or maintain revenues or profitability.

The equipment dealership and rental industries are highly competitive and fragmented. Many of the markets in which the Company operates are served by a large number of competitors, ranging from national and multi-regional equipment rental companies to small, independent businesses with a limited number of locations. Some of the Company's competitors may have significantly greater financial, marketing, and other resources than the Company does, and may be able to reduce rental rates or sales prices in the market and erode customer loyalty, which could negatively impact our business. The Company may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Our sales order backlog may not be indicative of the level of our future revenues.

Our sales order backlog represents future production for which we have written orders from our customers for customized and stock equipment. Orders that comprise our backlog may be subject to change in quantities, delivery, specifications and terms, or cancellation. Our backlog remains strong despite a year-over-year decrease, and may not remain at such levels in the future. Our reported sales order backlog may not be converted to revenue in any particular period and actual revenue from such orders may not equal our backlog. Therefore, our sales order backlog may not be indicative of the level of our future revenues.

A small portion of our workforce is unionized, and more of our workforce could become unionized in the future, which could negatively impact the stability of our production, materially reduce our profitability and increase the risk of work stoppages.

Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union, and unions may conduct organizing activities in this regard. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could negatively impact the stability of our production, materially reduce our profitability and increase the risk of work stoppages. In addition, even if our managed operations remain primarily non-union, our business may still be adversely affected by work stoppages. The stoppage of work for a prolonged period of time at one, or several, of our principal manufacturing facilities resulting from union or non-union matters could materially adversely affect our business.

As a small portion of our workforce is unionized, we are subject to risk of work stoppages and other labor relations matters. As of December 31, 2025, approximately 2% of the U.S. hourly workers of the Company were represented by a labor union and were covered by a collective bargaining agreement. Any strikes, threats of strikes or other organized disruptions in connection with the negotiation of new labor agreements or other negotiations could materially adversely affect our business as well as impair our ability to implement further measures to reduce costs and improve production efficiencies.

A number of key personnel, including our management and skilled technicians, are critical to the success of our business.

Our success is dependent on our ability to attract and retain highly skilled personnel. Competition within our industry and the business world for high-performing management talent is substantial. We have senior executives and other management-level employees with extensive industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Additionally, due to our legacy as a combination of several family-operated businesses, a number of our key employees have deep institutional knowledge and family relationships within our organization. An inability to retain these individuals or ensure smooth transitions with timely and effective transfers of knowledge could have a negative impact on our business.

Competition for skilled technicians in our industry, especially during periods of low unemployment or periods of high demand, could increase our labor costs and hinder our ability to meet customer demand, which could have a material adverse effect on our business, financial condition and results of operations. If we fail to retain and recruit the necessary personnel, our business and our ability to retain customers and provide acceptable levels of customer service could suffer.

A material disruption to our operation and manufacturing locations could adversely affect our ability to generate revenue.

We have several significant production and manufacturing locations. If operations at any of these production and manufacturing locations were disrupted as a result of public health concerns, equipment failures, natural disasters, work stoppages, power outages or other reasons, our business, financial condition and results of operations could be adversely affected. Interruptions in production could increase costs and delay delivery of units in production. Production capacity limits could cause us to reduce or delay sales efforts until production capacity is available.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a material negative effect on our financial condition and results of operations and contribute to negative market perceptions about the Company or its securities, which could cause you to lose some or all of your investment.

The cost of new equipment that we purchase for use in our rental fleet or for sale as inventory may increase, and the aging or obsolescence of our existing equipment, and fluctuations in the market value thereof, could have a material adverse effect on our business, financial condition and results of operations.

The cost of new equipment from manufacturers that we purchase for use in our rental fleet or for sale may increase as a result of factors beyond our control, such as inflation, higher interest rates, tariffs and increased labor and raw material costs, including increases in the cost of steel, which is a primary material used in most of the equipment we use or sell. Such increases could materially impact our financial condition and results of operations in future periods if we are not able to pass such cost increases through to our customers in the form of higher prices. In addition, in recent years we have maintained high levels of inventory as part of our measures to manage supply chain challenges. Due to changing demands of our customers, the types of equipment we rent or sell to our customers may become obsolete, resulting in a negative impact on our results of operations and financial condition due to, with respect to our rental fleet, increased capital expenditures required to replace the obsolete equipment, and our potential inability to sell the obsolete equipment in the used equipment market. Our efforts to realign our inventory with market demand may not be successful. In addition, we may incur losses upon dispositions of our rental fleet due to residual value risk or upon any write-off and write-down of our sales inventory.

If the average age of our fleet of rental equipment were to increase, the cost of maintaining our equipment, if not replaced within a certain period of time, will likely increase. If our operating costs increase as our rental equipment fleet ages and we are unable to pass along such costs, our results of operations will be negatively impacted. As of December 31, 2025, the average age of our rental equipment fleet was less than three years. The costs of maintenance may materially increase in the future. Any significant increase in such costs could have a material adverse effect on our business, financial condition and results of operations.

In addition, the market value of any given piece of rental equipment could be less than its book value at the time of sale. The market value of used rental equipment depends on several factors, including:

- the market price for new equipment of a like kind;

- wear and tear on the equipment relative to its age;

- worldwide and domestic demand for used equipment;

- the supply of used equipment on the market; and

- general economic conditions.

We include in operating income the difference between the sales price and the book value of equipment sold. Changes in our assumptions regarding depreciation could change our depreciation expense, as well as the gains or losses realized upon disposal of equipment. We cannot assure you that used equipment selling prices will not decline. Any significant decline in the selling prices for used equipment could have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the timely and sufficient delivery of finished goods, such as commercial vehicles, from our suppliers.

We depend on the timely and sufficient delivery of finished goods from our suppliers. Disruptions in the supply chains of these manufacturers and dealers, such as pandemic-related plant and production shutdowns, semiconductor chip shortages, labor and equipment shortages, and transportation delays, have impacted and in the future could significantly impact our ability to meet customer demand and generate revenue, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be impacted by government spending.

A number of our customers are impacted by government funding of infrastructure projects. Policies of governments attempting to address local deficit or structural economic issues, or a decrease in expected levels of infrastructure spending, could have a material impact on our customers and markets. Any decrease or delay in government funding of infrastructure projects could cause our revenues and profits to decrease.

We may experience losses in excess of our recorded reserves for receivables.

We evaluate the collectability of our receivables based on consideration of a customer's payment history, leverage, availability of third-party financing, political and other factors. Recorded reserves represent our estimate of current expected credit losses on existing receivables and are determined based on historical customer assessments, current financial conditions, and reasonable and supportable forecasts. An unexpected change in customer financial condition or future economic uncertainty could result in additional requirements for specific reserves, which could have a negative impact on our consolidated financial position.

Uncertainty relating to macroeconomic conditions may reduce demand for our products and services, resulting in non-performance of contracts by our lessees or delays in customer purchase decisions, limit our ability to obtain additional capital to finance new investments, or have other unforeseen negative effects.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including widespread health emergencies, rising inflation and interest rates, the continued conflict between Russia and Ukraine, supply chain disruptions, increases in labor costs, significant tightening of credit markets and commodity price volatility, may create difficult operating environments for our lessees and also for our industry. Many factors, including factors that are beyond our control, may impact our operating results or financial condition and/or affect the lessees that form our customer base. A number of governments have implemented, or are considering implementing, a broad variety of governmental actions or new regulations for the financial markets. Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, may also have a material adverse effect on our results of operations.

We cannot guarantee that future political and public policy uncertainties, limitations on the availability of capital, higher or changing costs of capital, or the desire to preserve liquidity, will not cause our current or prospective customers to make reductions in future capital budgets and spending.

If petroleum prices increase, then our results of operations could be adversely affected.

Petroleum prices have fluctuated significantly in recent years. Prices and availability of petroleum products are subject to political, economic and market factors that are outside of our control. Political events in petroleum-producing regions as well as hurricanes and other weather-related events may cause the price of fuel to increase. If the price of fuel increases, the demand for our products may decline and transportation and freight costs may increase, which would adversely affect our financial condition and results of operations.

Regulatory, technological advancement, or other changes in our core end-markets may affect our customers' spending on the products and services we provide.

Many of our customers operate in regulated industries (for example, electric utility T&D, telecom, rail, and general infrastructure) and are subject to laws and regulations that can change frequently and without notice. The adoption of new laws or regulations, or changes to the enforcement or interpretation of existing laws or regulations, could cause our customers to reduce or delay spending on the products and services we provide.

Further, technological advancement or other changes not directly related to the products and services we provide may affect the ability of one or more of our customers to compete effectively, which could result in a reduction or elimination of their use of our products and services. Any reduction, elimination, or delay of spending by our customers on the products and services we provide could adversely affect our revenues, results of operations, and cash flows.

Our strategic initiatives including acquisitions and divestitures may not be successful and may divert our management's attention away from operations and could create general customer uncertainty.

In the normal course of business, we engage in discussions relating to strategic initiatives including acquisitions and divestitures. Such transactions are accompanied by a number of risks.

Our ability to realize the anticipated benefits of acquisitions we make will depend, to a large extent, on our ability to integrate the businesses acquired, including timely integration of operations and systems, organizations, standards, controls, procedures, policies and technologies, as well as the harmonization of differences in business cultures. Integrating acquired businesses is a complex, costly and time-consuming process, and we cannot assure you that we will be able to successfully integrate them or, if the integration is successfully accomplished, that the integration will not be more costly or take longer than presently contemplated. Additionally, achieving these benefits may require certain related one-time costs, charges and expenses, which may be material.

Additionally, any acquisition or disposition (including separation of operations, products and personnel) may place a significant burden on our management and other internal resources. The diversion of management's attention, and any difficulties encountered in such a process, could harm our business, financial condition, and operating results. Moreover, our customers may, in response to the announcement or consummation of a transaction, delay or defer purchasing decisions, and our revenues could materially decline or any anticipated increases in revenue could be lower than expected.

We can provide no assurance that we will be successful in generating growth, maintaining or increasing our cash flows or profitability or achieving cost savings and revenue enhancements, and our inability to do so could have a material adverse effect on our business, results of operations and financial condition.

Platinum owns the majority of our equity, and its interests may not be aligned with yours.

Platinum owns the majority of our fully diluted shares of common stock and, therefore, has the power to control our affairs and policies. Platinum also controls, to a large degree, the election of directors, the appointment of management, the entry into mergers, sales of substantially all of our assets, and other extraordinary transactions. The directors so elected have authority, subject to the terms of our indebtedness, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. The interests of Platinum could conflict with your interests. For example, Platinum is in the business of making investments in companies and, from time to time in the future, may acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Platinum may also pursue acquisition opportunities that may be complementary to our business and, as a result, these acquisition opportunities may not be available to us.

The price of our common stock has been, and may continue to be, volatile.

The market price of our common stock price historically has fluctuated over a wide range. During fiscal 2025, the price of our common stock ranged from a low of $3.18 per share to a high of $6.78 per share. Our stock price may be impacted by any number of events and factors, including, but not limited to, quarterly variations in operating and financial results, litigation, changes in financial estimates and recommendations by securities analysts, the operating and stock performance of other companies that investors may deem comparable to us, news reports relating to us, trends in our industry or general economic conditions, illiquidity in the public market for our shares due to the concentration of ownership, as well as other risks noted in this Risk Factors section. Because securities litigation is sometimes brought against a company following periods of volatility in the market price of its securities, we may become the target of litigation should substantial price fluctuations occur, especially if our annual projected financial guidance is not met or we lower our annual projected financial guidance for any reason. Such litigation, regardless of its merit, could result in substantial costs and divert management's attention and resources, which could harm our business, operating results, and financial condition as well as the market price of our common stock.

Risks Related to the Company's Indebtedness

We have, and may incur, significant indebtedness and may be unable to service our debt. This indebtedness could adversely affect our financial position, limit our available cash and our access to additional capital and prevent us from growing our business.

We have a significant amount of indebtedness and may incur additional indebtedness in the future, including in connection with our growth capital expenditure plan. As of December 31, 2025, our total indebtedness was $1,660.8 million, consisting of $920.0 million in aggregate principal amount of the 2029 Secured Notes, $698.0 million of borrowings under our Asset Based Lending ("ABL") Facility and other debt obligations of $42.8 million (excluding approximately $657.4 million of indebtedness under our floor plan financing agreements). Although the indenture governing our 2029 Secured Notes (the "Indenture") and the ABL Credit Agreement (as defined below) contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant exceptions and qualifications, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Moreover, the Indenture does not impose any limitation on our incurrence of certain liabilities or obligations that are not considered "Indebtedness" under the Indenture (such as operating leases), nor does it impose any limitation on the amount of liabilities incurred by our subsidiaries, if any, that might be designated as "unrestricted subsidiaries" under such Indenture. Similarly, the ABL Credit Agreement does not impose any limitation on our incurrence of certain liabilities or obligations that are not considered "Indebtedness" under the agreement (such as operating leases).

The level of our indebtedness could have important consequences, including:

- a portion of our cash flows from operations is dedicated to debt service and may not be available for other purposes;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limiting our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions, and potentially impeding our ability to secure favorable lease terms;

- exposing us to the risk of increased interest rates, as borrowings under our ABL Facility are subject to variable rates of interest;

- making us more vulnerable to economic downturns and industry conditions and possibly limiting our ability to withstand competitive pressures;

- placing us at a competitive disadvantage compared to our competitors with less indebtedness;

- making it more difficult for us to satisfy our obligations with respect to our debt; and

- increasing our cost of borrowing.

If new debt is added to our current debt levels, the risks that we now face would intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which are beyond our control. An inability to service our indebtedness could lead to a default under the Indenture or ABL Credit Agreement, which may result in an acceleration of our indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to pay interest and principal in the future on our indebtedness and to fund our capital expenditures and acquisitions will depend upon our future operating performance and the availability of refinancing options, which will be affected by prevailing economic conditions and, the availability of capital, as well as financial, business and other factors, some of which are beyond our control.

Our future cash flows may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flows from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be effected on a timely basis or on satisfactory terms or at all, and these actions may not enable us to continue to satisfy our capital requirements. In addition, our existing debt agreements, including the Indenture and the ABL Credit Agreement, contain, or future debt agreements may contain, restrictive covenants prohibiting us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

The Indenture and the ABL Credit Agreement impose significant operating and financial restrictions on our Company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The Indenture and the ABL Credit Agreement impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

- incur additional indebtedness;

- pay dividends or certain other distributions on our capital stock or repurchase our capital stock, which restriction becomes inapplicable if we satisfy certain financial conditions;

- make certain investments or other restricted payments;

- cause subsidiaries to pay dividends or make other payments to us;

- engage in transactions with stockholders or affiliates;

- sell certain assets or merge with or into other companies, reorganize our companies, or suspend or dispose of a substantial portion of our business;

- prepay or modify the terms of our other indebtedness;

- guarantee indebtedness; and

- create liens.

There are limitations on our ability to incur the full $950.0 million of commitments under the ABL Facility. Availability will be limited to the lesser of a borrowing base and $950.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our parts inventory, fleet inventory accounts receivable and unrestricted cash (in each case, subject to customary reserves). As a result, our access to credit under the ABL Facility is potentially subject to significant fluctuations, depending on the value of the borrowing base-eligible assets as of any measurement date. With respect to the ABL Facility, on any date when Specified Excess Availability (as defined in the ABL Credit Agreement) is less than the greater of (i) 10% of the lesser of (A) the aggregate revolving commitments under the ABL Facility at such time and (B) the borrowing base at such time (such lesser amount, the "Line Cap") and (ii) $60 million, we will also be required by a springing covenant to maintain a minimum fixed charge coverage ratio of 1.00 to 1.00, tested for the four fiscal quarter period ending on the last day of the most recently ended fiscal quarter for which financials have been delivered, and at the end of each succeeding fiscal quarter thereafter until the date on which Specified Excess Availability has been equal to or greater than the greater of (x) 10% of the Line Cap and (y) $60 million for 30 consecutive calendar days. Our ability to meet the financial covenant could be affected by events beyond our control. The inability to borrow under the ABL Facility may adversely affect our liquidity, financial condition and results of operations.

These restrictions could limit our ability to obtain future financing, make strategic acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. A failure to comply with the restrictions in the Indenture and the ABL Credit Agreement could result in an event of default under such instruments or credit agreement. Our future operating results may not be sufficient to enable compliance with the covenants in the Indenture or ABL Credit Agreement or to remedy any such default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments, including those under the Indenture and under our ABL Facility. If we default on our indebtedness, our business, financial condition or results of operations could be materially and adversely affected. If we fail to maintain compliance with these covenants in the future, we cannot assure you that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our ABL Facility and floor plan financing arrangements are at variable rates of interest, which will expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even if the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of December 31, 2025, we have variable rate debt, consisting of $1,355.4 million outstanding under the ABL Facility and floor plan financing arrangements. Holding other variables constant, each one-eighth percentage point increase or decrease in the applicable interest rates would correspondingly change our interest expense on the ABL Facility and floor plan financing arrangements by approximately $1.7 million per year. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to any of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Risks Related to Information Technology, Cybersecurity and Data Privacy

Disruptions or security compromises affecting our information technology systems or those of our critical service providers could adversely affect our operating results by subjecting us to liability, and limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, or implement strategic initiatives.

The security and integrity, or the perception thereof, of our information technology systems and assets ("IT systems") are critical to our business and ability to monitor and control our operations, deliver our products and services, and adjust to changing market conditions. While we own and manage certain of our IT systems, we also engage third parties across an array of software, systems and technologies (including cloud-based) and functions (e.g., HR, finance, communications, compliance), which enable us to conduct, monitor and/or protect our business, operations, systems and data assets. In addition, in the ordinary course of business, we and/or our service providers generate, collect, process and store sensitive information and data, including intellectual property, our proprietary business data and that of our customers, suppliers and business partners, as well as personal information (collectively, "Confidential Information").

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT systems and Confidential Information, and we and our service providers have experienced and expect to continue to experience cyberattacks and security incidents. Despite various security controls and measures, we and third parties remain vulnerable to cyberattacks and security incidents resulting from malware (e.g., ransomware), computer viruses, software and hardware vulnerabilities, malfeasance by external or internal actors (including state-sponsored organizations, opportunistic hackers and hacktivists, and insider data misappropriation), and/or incidents attributable to human error (e.g., due to social engineering or phishing), as well as malicious code embedded in open-source software, or misconfigurations, "bugs" or other vulnerabilities in commercial software that is integrated into our (or our third parties') IT systems, products or services. The White House, the SEC and other regulators have accordingly increased their focus on companies' cybersecurity vulnerabilities and risks. We have also observed a global increase, in both frequency and impact, in cybersecurity threats and more sophisticated cyber-attacks and threat actors. Such attacks and threats are unpredictable as to their timing, nature and scope. As a result, we may be unable to anticipate or prevent future attacks, particularly as the methodologies utilized by attackers change frequently or are not recognized until launched, and we may be unable to identify, investigate or remediate incidents due to the increased use by threat actors of tools and techniques—including artificial intelligence— that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, are fully implemented, complied with or effective in protecting our IT systems and Confidential Information at all times. Cybersecurity risks due to work-from-home arrangements at the Company and third parties have increased due to the challenges associated with managing remote computing assets and the security vulnerabilities in many non-corporate and home networks. Given the complexity of our software and tools that we deploy in our IT systems, we regularly identify and track security vulnerabilities but cannot guarantee that patches will be applied comprehensively or before vulnerabilities can be exploited by a threat actor.

Any successful or perceived cyberattack, compromise, breach, or disruption involving, or in relation to, our or our service providers' IT systems or Confidential Information, or the failure of any IT systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations, adjust to changing market conditions and maintain the effectiveness of our internal control over financial reporting. Further, any compromise or breach of IT systems or Confidential Information could result in adverse publicity, harm our reputation, lead to claims against us and affect our relationships with our customers and employees, and require significant resources for remediation and compliance purposes, any of which could have a material adverse effect on our business. Certain of our software applications are also utilized by third parties who provide outsourced administrative functions, which may increase the risk of a cybersecurity incident. In addition, because our systems may contain sensitive data and information about individuals and businesses, our failure to maintain the security, integrity or confidentiality of the data we hold, whether the result of our insider malfeasance or errors or the malfeasance or errors of others, could harm our reputation or give rise to legal liabilities leading to lower revenues, increased costs for compliance and systems remediation, increased costs of liability for litigation (including class actions) and regulatory proceedings as well as fines and penalties, result in the misuse of our systems and networks, manipulation and destruction of data, misappropriation of assets or production stoppages and supply shortages, and other potential material adverse effects on our results of operations. Our failure to appropriately maintain the security of the data we hold could also violate applicable privacy, data security and other laws and subject us to lawsuits, fines, and other means of regulatory enforcement.

Global consumer protection, data privacy and cybersecurity rules, regulations and industry standards are rapidly evolving, including laws like the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA"), which provide for a private right of action for certain types of data breaches and create compliance obligations around user choice, data subject rights and transparency, among others. The requirements of such laws and regulations, as well as their application and interpretation, are constantly evolving and developing. Complying with such new or changing legal and regulatory requirements could force us to incur substantial expenses or require us to change our business practices in a manner that could harm our business. If any actual or perceived security or disruptive attacks, breaches or incidents are not detected or deflected by our current security measures, we could also be required to expend additional capital and other resources, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Although we maintain insurance coverage for various cybersecurity risks and liabilities, there can be no guarantee that any or all costs or losses incurred will be partially or fully insured.

Risks Related to Legal, Compliance and Regulatory Matters

We are subject to complex laws and regulations, including environmental and safety regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to certain federal, state and local laws and regulations relating to, among other things, climate change, the generation, storage, handling, emission, transportation, disposal and discharge of hazardous and non-hazardous substances and materials into the environment, the manufacturing of motor vehicles and other equipment and employee health and safety. We may require permits or other approvals under certain laws, which may delay our ability to execute portions of our business strategy. Additionally, compliance with such laws and regulations can be costly, and our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. We currently make, and in the future may be required to make additional capital expenditures to comply with environmental and other regulations, such as:

- Applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration;

- Emissions or other standards related to climate change as established by international, federal, state and local regulatory bodies;

- Reclamation, remediation and other environmental protection; and

- Standards for workplace safety established by the Occupational Safety and Health Administration.

While we monitor our compliance with applicable laws and regulations and attempt to budget for anticipated costs associated with compliance, we cannot predict the future cost of such compliance. Failure to comply with such laws and regulations, including any evolving interpretation and enforcement by governmental authorities, could materially impact our business, financial condition, results of operations and cash flows. We may also be liable, under certain laws and regulations, for product liability, personal injury, other environmental damages (including natural resources), and other claims, as well as the costs of investigation and remediation of environmental contamination and any sanctions, such as fines and penalties. Additionally, certain environmental laws may impose liability without regard to fault or the legality of the original conduct. While compliance with these laws has not historically had a material adverse effect on our operations, our operations could be significantly delayed or curtailed and our costs of operations could significantly increase as a result of regulatory requirements, restrictions or claims. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

We are subject to a series of risks related to climate change.

There are inherent climate-related risks wherever business is conducted. Various meteorological phenomena and extreme weather events (including, but not limited to, storms, flooding, drought, wildfire, and extreme temperatures) may disrupt our operations or those of our customers and suppliers, require us to incur additional operating or capital expenditures, reduce the demand for certain of our product offerings, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may impact the frequency and/or intensity of such events. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks.

Additionally, regulatory, market, and other changes to respond to climate change may adversely impact our business, financial condition, or results of operations. Developing alternatives that satisfy the market's evolving expectations of vehicle emissions profiles may require us to incur significant costs. Additionally, there are several competing alternatives to replace petroleum-based fuels for vehicles, including but not limited to: electricity, hydrogen, and compressed and/or renewable gas. To the extent potential customers prefer technologies different from those used in the vehicles we develop and manufacture, then demand for such vehicles may not develop as quickly as we expect, or at all.

Reporting expectations are also increasing, with a variety of customers, capital providers, and regulators seeking increased information on climate related risks. Increased scrutiny from various parties may also result in increased compliance costs and increased legal risks may also impact our suppliers or customers, which may indirectly impact our business, financial condition, or results of operations.

Increased attention to, and evolving expectations for, sustainability and environmental, social, and governance ("ESG") initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including, but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other impacts to our business, financial condition, or results of operations.

During 2023, we published our inaugural ESG report, and we may in the future engage in additional voluntary ESG initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of the Company and/or our products; such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, expectations around the Company's management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. In addition, we have committed and may continue to commit to certain initiatives or goals and we may not ultimately be able to achieve such commitments or goals due to factors that are within or outside of our control. Moreover, actions or statements that we have taken and may take in the future based on expectations, assumptions, methodologies, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous, insufficient, unaligned with stakeholder expectations, or be subject to misinterpretation. Certain such expectations, assumptions and methodologies are necessarily uncertain due to the long timelines involved and the varying approaches to identifying, assessing, addressing, and reporting on ESG matters. Our disclosures on these matters, a failure to satisfy evolving stakeholder expectations for ESG practices and reporting, or a failure to meet our commitments or targets on our established timeline may potentially harm our reputation and negatively impact relationships with certain investors and other stakeholders. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

In addition, various policymakers have adopted, or are considering adopting, requirements for extensive disclosures on climate-related and/or other ESG information, which may require us to incur significant additional costs to comply, including the implementation of significant new internal controls on matters historically not subject to such controls, and impose increased oversight obligations on our management and board. Simultaneously, there are efforts by some stakeholders to reduce companies' efforts on certain ESG-related matters. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our business partners and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies' ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us and/or our industry, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our approach to mitigating information technology and cybersecurity risk comprises a range of activities with the primary objective of maintaining the confidentiality, integrity and availability of our critical IT Systems and information related to our business. We seek to design and execute our cybersecurity risk management program based on a globally recognized controls framework. Additionally, we assess our cybersecurity maturity against that framework. However, the foregoing does not imply that we meet any particular technical standards, specifications or requirements, only that we use an established framework as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management processes include a cybersecurity incident response plan, and we have invested in technical and organizational safeguards intended to manage and mitigate material risks from cybersecurity threats to our IT Systems, including network security controls, employee training, internal vetting of critical third-party vendors and service providers who have access to our systems or with whom we may share data, as well as periodic system reviews and security incident response exercises. Our cybersecurity risk management program is a component of the overall enterprise risk management activities that we undertake, and shares common methodologies, reporting channels and governance processes that apply to other risk areas.

While we work with third-party cybersecurity firms, where appropriate, to assess aspects of our security architecture and processes, our information security team, consisting of experienced cybersecurity professionals, is responsible for the day-to-day management of our cybersecurity risks, including directing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. However, IT Systems are inherently vulnerable to disruption and compromise due to a broad range of risks from cybersecurity threats, and we face certain ongoing cybersecurity risks that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors—Disruptions or security compromises affecting our information technology systems or those of our critical service providers could adversely affect our operating results by subjecting us to liability, and limiting our ability to effectively monitor and control our operations, adjust to changing market conditions, or implement strategic initiatives."

Cybersecurity Governance

Our Board considers cybersecurity risk as critical to the enterprise and delegates the cybersecurity risk oversight function to the Audit Committee. The Audit Committee oversees management's design, implementation and enforcement of our cybersecurity risk management program.

The Audit Committee receives regular reports from management on our cybersecurity risks and reports regarding IT internal controls in connection with its oversight of internal control over financial reporting. In addition, management updates the Audit Committee, as necessary, regarding any significant or potentially significant cybersecurity incidents. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program, and the impact, if any, of cyber incidents on internal control over financial reporting. Audit Committee members also receive presentations on cybersecurity topics from our Chief Information Officer and Chief Financial Officer, supported by our internal security staff, or external experts as part of the Board's continuing education on topics that impact public companies.

Our Chief Information Officer, who is a member of our management team that also includes our Chief Financial Officer, has primary responsibility for assessing and managing our material risks from cybersecurity threats. The management team has responsibility for leading our overall cybersecurity risk management program, including our internal cybersecurity personnel and our external cybersecurity service providers. Our Chief Information Officer has more than 20 years of experience managing and leading IT and cybersecurity teams.

Our management team stays informed about and monitors efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

Item 2.   Properties

Our headquarters are in Kansas City, Missouri where we house executive management, accounting, finance, information technology, human resources, marketing and procurement professionals. Kansas City, Missouri is also home to our mega-center which performs the majority of our production and manufacturing. We maintain a diverse geographic footprint in the U.S. and Canada, with more than 40 equipment rental and service locations. These facilities are typically service centers for the maintenance and support of our equipment and, depending on the location, may include separate areas for displaying and storage of equipment and parts. Our one-stop shop approach focuses on providing the products and services offered by each of our segments at each of our locations.

Location	Type
7701 Independence Avenue, Kansas City, MO United States	Owned
11102 261 St Acheson, AB Canada	Leased
9230 51 St SE Calgary, AB Canada	Leased
127 Earl Thompson PL, Ayr, ON Canada	Leased
4045 Hwy 5 and 2665 South Rockwood Cabot, AR United States	Leased
655 E 20Th St Yuma, AZ United States	Leased
4500 State Rd and 1032 Black Gold Rd Bakersfield, CA United States	Leased
14670 Randall Ave Fontana, CA United States	Leased
5455 E 52nd Ave Commerce City, CO United States	Leased
4729 Capital Cir Nw and 4755DI Capital Cir Nw Tallahassee, FL United States	Leased
9879 Us Hwy 301 N; 7906 Baseline Ct and 8949 Maislin Rd Tampa, FL United States	Leased
3112 E State Rd 124 Bluffton, IN United States	Leased
10740 Nall Ave Overland Park, KS United States	Leased
9230 Cedar Knoll Dr Grass Lake, MI United States	Leased
2370 and 2384 English St Maplewood, MN United States	Leased
2109 Manchester Trafficway, 1850 Southern Road, and 6900 N Executive Drive, Kansas City, MO United States	Leased
6 Sutton Cir and Unit 2 Sutton Cir Condominium Hooksett, NH United States	Leased
1400 Union Lndg Rd and 1850 Union Lndg Rd Cinnaminson, NJ United States	Leased
7909 N Upland Drive, Portland, OR United States	Leased
3522 Middlebranch Rd NE Canton, OH United States	Leased
3205 Davinion Rd El Reno, OK United States	Leased
300 Johnson St and 212 Johnson St Wilkes Barre, PA United States	Leased
1400 E Hwy 67 Alvarado, TX United States	Leased
7200 Jack Newell Blvd S, 2020 E 4th St, and 2422 Gravel Rd Fort Worth, TX United States	Leased
18725 Mckay Blvd Humble, TX United States	Leased
12519 W I-20 Odessa, TX United States	Leased
9775 E Lynchburg Salem Tpke Forest, VA United States	Leased
26109 and 26119 United Rd NE Kingston, WA United States	Leased
5734 Minder Rd Ste A-1 Poulsbo, WA United States	Leased
1150 Jetport Drive, Orlando, FL United States	Leased
5065 140th Ave NW, Williston, ND United States	Leased
2900 Rissler Rd and 5105 Pelham Dr Sedalia, MO United States	Leased
4334 Snapfinger Woods Dr Atlanta, GA United States	Leased
21209 & 21115 Durand Ave; 4601 Haag Dr, Union Grove, WI United States	Leased
1625 and 1700 Leider Dr Union Grove, WI United States	Leased
12660 E Lynchburg Salem Turnpike Lynchburg, VA United States	Leased
701, 702 and 704 East Rose St and 306 N Pearl St Elk Point, SD United States	Leased
738 W Boeing Dr Casa Grande, AZ United States	Leased
2040 and 2060 Industrial Park Rd Alexandria, LA United States	Leased
7473 Reese Rd Sacramento, CA United States	Leased
2794 S Commerce Way Ogden, UT United States	Leased
118 Wyandanch Ave Wyandanch, NY United States	Leased
4840 90 Ave SE Calgary, Alberta Canada	Leased
6177 S Bay Rd, Cicero, NY United States	Leased

We believe that all of our properties are in good operating condition and are suitable to adequately meet our current needs.

Item 3.   Legal Proceedings

We may, at any given time, be named as a defendant in certain lawsuits, investigations and claims arising in the ordinary course of business. While the outcome of these potential lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. In the opinion of management, there are no pending litigations, disputes or claims against the Company that, if decided adversely, would have a material adverse effect on its consolidated financial condition, cash flows or results of operations.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Custom Truck One Source, Inc.'s common stock trades on the New York Stock Exchange under the symbol "CTOS". As of March 6, 2026, there were approximately 54 holders of record of our common stock. The actual number of shareholders, which exceeds the number of record shareholders, includes shareholders who are beneficial owners but whose shares are held in retail brokerage accounts. Additionally, the number of record shareholders does not include shareholders whose shares may be held in trust by other entities.

Recent Sales of Unregistered Securities; Use of Proceeds From Registered Securities

There were no sales of unregistered securities by the Company during the year ended December 31, 2025.

Equity Compensation Plans

For information regarding equity compensation plans, see Item 11, Executive Compensation, of this Annual Report on Form 10-K and Note 13: Share-Based Compensation, to the consolidated financial statements included in this Annual Report on Form 10-K.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our shares of common stock in the foreseeable future. It is presently intended that we will retain our earnings for use in business operations and, accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future.

Issuer Purchases of Equity Securities

On August 2, 2022, our Board of Directors authorized a stock repurchase program for up to $30.0 million of the Company's common stock, which authorization was further increased by $25 million of shares on September 14, 2023, and again increased by $25 million on March 11, 2024, upon exhaustion of prior authorization. The authorization does not have an expiration date. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the amount and timing of repurchases depending on market conditions and corporate needs.

We did not purchase any shares of our common stock during the three months ended December 31, 2025.

Item 6.   [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Custom Truck One Source, Inc., a Delaware corporation, and its wholly owned subsidiaries ("we," "our," "us," or "the Company") are engaged in the business of providing a range of products and services to customers through rentals and sales of specialty equipment, rentals and sales of aftermarket parts and services related to the specialty equipment, and repair, maintenance and customization services related to that equipment.

We are a specialty equipment provider to the electric utility transmission and distribution, telecommunications, rail and other infrastructure-related industries in North America. Our core business relates to our new equipment inventory and rental fleet of specialty equipment that is utilized by service providers in infrastructure development and improvement work. We offer our specialized equipment to a diverse customer base, including utilities and contractors, for the maintenance, repair, upgrade, and installation of critical infrastructure assets, including distribution and transmission electric lines, telecommunications networks and rail systems, as well as for lighting and signage. We rent, produce, sell and service a broad range of new and used equipment, including bucket trucks, digger derricks, dump trucks, cranes, service trucks, and heavy-haul trailers. Through December 31, 2025, we managed the business in three reporting segments: Equipment Rental Solutions ("ERS"), Truck and Equipment Sales ("TES") and Aftermarket Parts and Services ("APS").

Financial and Performance Measures

Financial Measures

Revenue — As a full-service equipment provider, we generate revenue through renting, selling, assembling, upfitting, and servicing new and used heavy-duty trucks and cranes, as well as the sale of related parts. We also sell and rent specialized tools on an individual basis and in kits. Rental revenue is primarily comprised of revenues from rental agreements and freight charges billed to customers. The Company records changes in estimated collectability directly against rental revenue. Equipment sales revenue reflects the value of vocational trucks and other equipment sold to customers as well as upfit services. Parts and service revenue is derived from maintenance and repair services, and parts, tools and accessories sold directly to customers. Rental revenue excludes active rental contracts which qualify to be accounted for as sales-type leases.

Cost of rental revenue — Cost of rental revenue reflects repairs and maintenance costs of rental equipment, parts costs, labor and other overheads related to maintaining the rental fleet, and freight associated with the shipping of rental equipment.

Depreciation of rental equipment — Depreciation of rental equipment is comprised of depreciation expense on the rental fleet. We allocate the cost of rental equipment generally over the rentable life of the equipment. The depreciation allocation is based upon estimated lives ranging from one to seven years. The cost of equipment is depreciated to an estimated residual value using the straight-line method.

Cost of equipment sales — Cost of equipment sales reflects production and inventory costs associated with new units sold, parts costs, labor and other overheads related to production, and freight associated with the shipping and receiving of equipment and parts. Cost of equipment sales also includes the net book value of rental units sold, including active rental contracts which qualify to be accounted for as sales-type leases.

Selling, general and administrative expenses — Selling, general and administrative expenses include sales compensation, fleet licensing fees and corporate expenses, including salaries, stock-based compensation expense, insurance, advertising costs, professional services, fees earned on customer arranged financing, gains or losses resulting from insurance settlements, and information technology costs.

Amortization and non-rental depreciation — Amortization expense relates to intangible assets such as customer lists, trade names, etc. Non-rental depreciation expense reflects the depreciation of property and equipment that is not part of the rental fleet.

Transaction expenses and other — Transaction expenses and other include costs related to acquisitions of businesses; costs associated with closed operations; costs associated with restructuring and business optimization activities (inclusive of systems establishment costs); employee retention and/or severance costs; costs related to start-up/preopenings and openings of locations; reconfiguration or consolidation of facilities and equipment conversion costs.

Financing and other (income) expense — Financing and other expense (income) reflects the financing expense (income) associated with lease agreements qualifying to be accounted for as a sales-type lease, foreign currency gains and losses related to our Canadian operations, as well as other miscellaneous gains or losses from non-operating activities. Also included in financing and other expense (income) are the unrealized remeasurement gains and losses related to derivative financial instruments.

Interest expense — Interest expense consists of contractual interest expense on outstanding debt obligations, floor plan financing facilities, amortization of deferred financing costs and other related financing expenses.

Income Tax Expense (Benefit) — We have net operating loss carryforward and disallowed interest deduction carryforward assets, which are generally available to be used to offset taxable income generated in future years. Due to limitations on the use of these carryforwards under U.S. federal and state income tax regulations, we record valuation allowances to reduce the carryforward assets to amounts that we estimate will be realized. Accordingly, income tax expense or benefit generally is comprised of changes to these valuation allowance estimates and does not reflect taxes on current period income (or tax benefit on current period losses). For these reasons, our effective tax rate differs from the federal statutory tax rate.

Operating Metrics

We consider the following key operational metrics, which are consistent with those defined by the American Rental Association, when evaluating our performance and making day-to-day operating decisions:

Ending OEC — Ending original equipment cost ("OEC") is the original equipment cost of units at the end of the measurement period. OEC represents the original equipment cost, and excludes the effect of adjustments to rental equipment fleet acquired in business combinations. OEC is the basis for calculating certain of the measures set forth below. Additionally, the pricing of our rental contracts and equipment sales prices for our equipment is based upon OEC, and we measure a rate of return from our rentals and sales using OEC. OEC is a widely used industry metric to compare fleet dollar value independent of depreciation.

Average OEC on rent — Average OEC on rent is calculated as the weighted-average OEC on rent during the stated period.

Fleet utilization — Fleet utilization is defined as the total number of days the rental equipment was rented during a specified period of time divided by the total number of days available during the same period and weighted based on OEC. Utilization is a measure of fleet efficiency expressed as a percentage of time the fleet is on rent and is considered to be an important indicator of the revenue generating capacity of the fleet.

OEC on rent yield — OEC on rent yield ("ORY") is a measure of return realized by our rental fleet during a period. ORY is calculated as rental revenue (excluding freight recovery and ancillary fees) during the stated period divided by the average OEC on rent for the same period. For periods less than 12 months, ORY is adjusted to an annualized basis.

Sales order backlog — Sales order backlog consists of purchase orders received for customized and stock equipment. Sales order backlog should not be considered an accurate measure of future net sales.

Operating Segments

Through December 31, 2025, we reported our results under three reportable operating segments: Equipment Rental Solutions, Truck and Equipment Sales and Aftermarket Parts and Services.

Equipment Rental Solutions ("ERS") Segment — We own a broad range of new and used specialty equipment, including truck-mounted aerial lifts, cranes, service trucks, dump trucks, trailers, digger derricks and other machinery and equipment. As of December 31, 2025, this equipment (the "rental fleet") is comprised of more than 10,400 units. The majority of our rental fleet can be used across a variety of end-markets, which coincides with the needs of many of our customers who operate in multiple end-markets. As is customary for equipment rental companies, we sell used equipment out of our rental fleet to end user customers. These sales are often made in response to specific customer requests. These sales offer customers an opportunity to buy well-maintained equipment with long remaining useful lives and enable us to effectively manage the age and mix of our rental fleet to match current market demand. We also employ rental purchase options ("RPOs") on a select basis, which provide a buyout option with an established purchase price that decreases over time as rental revenue is collected. Customers are given credit against such purchase price for a portion of the amounts paid over the life of the rental, allowing customers the flexibility of a rental with the option to purchase at any time at a known price. Activities in our ERS segment consist of the rental and sale from the rental fleet of the foregoing products.

Truck and Equipment Sales ("TES") Segment — We offer a broad variety of new equipment for sale to be used across our end-markets, which can be modified to meet our customers' specific needs. We believe that our integrated production capabilities and extensive knowledge gained over a long history of selling equipment have established us as a trusted partner for customers seeking tailored solutions with short lead times. In support of these activities, we primarily employ a direct-to-customer sales model, leveraging our dedicated sales force of industry and product managers, who are focused on driving national and local sales. We also opportunistically engage in the sale of used equipment purchased from third parties or received via trade-ins from new equipment sales customers. In the majority of these cases, we will sell used equipment directly to customers, rather than relying on auctions. Activities in our TES segment consist of the production and sale of new and used specialty equipment and vocational trucks, which includes equipment from leading original equipment manufacturers ("OEMs") across our end-markets, as well as our Load King™ brand.

Aftermarket Parts and Services ("APS") Segment — The APS segment includes the sale of specialized aftermarket parts, including captive parts related to our Load King™ brand, used in the maintenance and repair of the equipment we sell and rent. Specialized tools, including stringing blocks, insulated hot stick, and rigging equipment, are sold or rented to our customers on an individual basis or in packaged specialty kits. We also provide truck and equipment maintenance and repair services, which are executed throughout our nationwide branch network and fleet of mobile technicians supported by our 24/7 call center based in Kansas City, Missouri.

Change in Reportable Segments

Recently, our Chief Executive Officer reevaluated how he assesses performance and allocates resources across our business. This review resulted in a change in the reporting of management's internal financial information. As a result, beginning in the three months ending March 31, 2026, we will report our results under two reportable segments: (1) Specialty Equipment Rentals ("SER") and (2) Specialty Truck Equipment and Manufacturing ("STEM"). Upon implementation, the new SER segment will consist of our historical ERS segment and a portion of our historical APS segment, and the new STEM segment will consist of our historical TES segment and a portion of our historical APS segment. We will also begin reflecting intercompany activity between the two segments, which will ultimately be eliminated in consolidation. This new segment reporting reflects how CTOS's business is managed and how resources are allocated in 2026, and management believes this new presentation better reflects the positioning of CTOS's strategies and operations portfolio. Management expects to provide more information on the new two segments in early April. We believe our new segment realignment will better reflect key economic drivers, capital intensity, and margin profiles of the respective new segments, as well as align our external reporting with how management allocates capital and evaluates performance.

Overview of Markets

We continue to focus on six primary end-markets: Electric Utility Transmission and Distribution, or T&D, Telecom, Rail, Forestry, Waste Management, and Infrastructure. In the T&D end-market, we continue to observe demand for new generation assets resulting in the development of new transmission lines as well as repair projects to address advanced-age transmission and distribution grids to replace existing lines and poles. These factors resulted in continued demand from our customers of the Company's products and services. Telecom, specifically the continued expansion of 5G, has seen some positive trends over the last few years. Our existing T&D related contractor customers will continue to deliver the roll-out, and our existing equipment portfolio aligns well with the needs of this market. Rail investment, both in the freight and commuter markets, remains robust. The existing rail infrastructure is aged and in need of maintenance. Infrastructure also provides potential growth opportunities as seen by the major road and bridge maintenance work experienced across the United States.

The Company purchases raw materials, component parts and finished goods to be used in the manufacturing, sale and rental of its products. Uncertainty remains regarding supply chain disruptions, inflationary pressures, public health crises, and geopolitical risks that have led to issues, broadly, in the supply chain. Changes in the Company's relationships with suppliers, shortages in availability of materials, production delays, regulatory restrictions, public health crises, or other supply chain disruptions, whether due to suppliers or customers, could have a material adverse effect on the Company's ability to timely manufacture and market products. Increases in the costs of shipping and transportation, purchased raw materials, component parts or finished goods could result in manufacturing interruptions, delays, inefficiencies or the Company's inability to market products. The Company continues to monitor the impact on its supply chain, including, but not limited to, the commercial vehicle manufacturers that provide the chassis used in the Company's production and manufacturing processes, which could potentially limit the ability of these manufacturers to meet demand in future periods.

Results of Operations

Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024

Consolidated Results of Operations

(in $000s)		**Year Ended December 31,**					
		2025	% of revenue		**2024**	% of revenue	**$ Change**	**% Change**
Rental revenue	$	506,198	26.0%	$	442,953	24.6%	$	63,245	14.3%
Equipment sales		1,304,483	67.1%		1,223,036	67.9%		81,447	6.7%
Parts sales and services		133,276	6.9%		136,291	7.6%		(3,015)	(2.2)%
Total revenue		1,943,957	100.0%		1,802,280	100.0%		141,677	7.9%
Cost of revenue, excluding rental equipment depreciation		1,316,430	67.7%		1,228,557	68.2%		87,873	7.2%
Depreciation of rental equipment		215,635	11.1%		183,453	10.2%		32,182	17.5%
Gross profit		411,892	21.2%		390,270	21.7%		21,622	5.5%
Gain on sale leaseback transaction		—			(23,497)			23,497	(100.0)%
Total other operating expenses		286,949			287,404			(455)	(0.2)%
Total operating expenses		286,949			263,907			23,042	8.7%
Operating income		124,943			126,363			(1,420)	(1.1)%
Total other expense		153,073			155,550			(2,477)	(1.6)%
Income (loss) before income taxes		(28,130)			(29,187)			1,057	(3.6)%
Income tax expense (benefit)		2,922			(532)			3,454	(649.2)%
Net income (loss)	$	(31,052)		$	(28,655)		$	(2,397)	8.4%

Total Revenue - The increase in revenue for the year ended December 31, 2025, is a result of higher rental revenue driven by higher average OEC on rent as well as strong new and used equipment sales.

Cost of Revenue, Excluding Rental Equipment Depreciation - The increase in cost of revenue, excluding rental equipment depreciation was driven primarily by the increase in equipment sales volume during the year ended December 31, 2025.

Depreciation of Rental Equipment - Depreciation expense of our rental equipment for the year ended December 31, 2025, increased as a result of higher rental equipment levels.

Gain on Sale Leaseback Transaction - During 2024, the Company closed on a sale leaseback transaction with an unrelated third party which resulted in a gain of $23.5 million.

Total Other Operating Expenses - Other operating expenses remained flat for the year ended December 31, 2025.

Total Other Expense - Other expense remained flat for the year ended December 31, 2025.

Income Tax Expense (Benefit) - Our overall effective tax rate is affected by a number of factors, such as the relative amounts of income we earn in differing tax jurisdictions, tax law changes, certain non-deductible expenses (non-taxable income), such as compensation disallowance and mark-to-market adjustments on derivative financial instruments, and changes in the valuation allowance we establish against deferred tax assets. The rate is also affected by discrete items that may occur in any given year, such as legislative enactments and changes in our corporate structure. These discrete items may not be consistent from year to year. For the year ended December 31, 2025, the changes in the effective tax rates were primarily due to taxable income in states that do not follow federal deductibility rules and foreign sourced income, resulting in an overall effective tax rate of (10.4)%, with $2.9 million of tax expense being recognized. For the year ended December 31, 2024, pre-tax book loss and the effects of permanent adjustments in the period resulted in an overall effective tax rate of 1.8%, with a $0.5 million tax benefit recognized.

Net Income (Loss) - The increase in net loss for the year ended December 31, 2025, was primarily due to the gain on a sale leaseback transaction that occurred in the fourth quarter of 2024, partially offset by an increase in gross profit as a result of strong new equipment sales as well as higher rental revenue driven by higher average OEC on rent.

Operating Metrics

We believe that our operating model, together with our highly variable cost structure, enables us to sustain high margins, strong cash flow generation and stable financial performance throughout various economic cycles. We are able to generate cash flow through our earnings. Our highly variable cost structure adjusts with the utilization of our equipment, thereby reducing our costs to match our revenue. We principally evaluate operational performance based on the following metrics: ending OEC, average OEC on rent, fleet utilization, and OEC on rent yield. We also report sales order backlog related to our customers' orders as an indicator of the demand environment for our products. The table below presents these key measures.

	Year Ended December 31,			
(in $000s)	**2025**	**2024**	**Change**	**% Change**
Ending OEC (as of period end)	$ 1,637,115	$ 1,515,461	$ 121,654	8.0 %
Average OEC on rent	$ 1,256,266	$ 1,101,417	$ 154,849	14.1 %
Fleet utilization	79.4 %	74.3 %	5.1 %	6.9 %
OEC on rent yield	38.3 %	39.0 %	(0.7)%	(1.8)%
Sales order backlog (as of period end)	$ 335,265	$ 368,779	$ (33,514)	(9.1)%

Operating Results by Segment

The following segment information compares results by segment for years ended December 31, 2025 and December 31, 2024.

Equipment Rental Solutions (ERS) Segment

	Year Ended December 31,	
(in $000s)	**2025**	**2024**
Rental revenue	$ 491,790	$ 430,167
Equipment sales	209,255	167,638
Total revenue	701,045	597,805
Cost of revenue:		
Cost of rental revenue	121,357	116,790
Cost of equipment sales	157,846	123,229
Depreciation of rental equipment	212,725	179,508
Total cost of revenue	491,928	419,527
Gross profit	$ 209,117	$ 178,278

Total Revenue - The increase in total revenue for the ERS segment for the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to an increase in rental revenue as well as rental equipment sales. Rental revenue increased as a result of higher fleet utilization of 5.1%, driven by an increase in average OEC on rent by 14.1%. Rental equipment sales increased due to higher year-end buyout activity of rental contracts with purchase options.

Cost of Rental Revenue - The increase in cost of rental revenue for the year ended December 31, 2025, compared to the year ended December 31, 2024, was largely due to the increase in rental activity.

Cost of Equipment Sales - The increase in cost of equipment sales for the year ended December 31, 2025, compared to the year ended December 31, 2024, was largely due to the increase in equipment sales volume.

Depreciation of Rental Equipment - The increase in depreciation for the year ended December 31, 2025, compared to the year ended December 31, 2024, was a result of higher rental equipment levels.

Gross Profit - The increase in gross profit for the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to the mix of equipment on rent for the period.

Truck and Equipment Sales (TES) Segment

(in $000s)	Year Ended December 31,			
		2025		2024
Equipment sales	$	1,095,228	$	1,055,398
Cost of equipment sales		927,452		876,978
Gross profit	$	167,776	$	178,420

Equipment Sales - The increase in equipment sales for the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to an increase in new equipment sales, driven by robust demand for vocational vehicles across our end markets, particularly demand from local and regional customers.

Cost of Equipment Sales - The increase in cost of equipment sales for the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to an increase in equipment sales volume.

Gross Profit - The decrease in gross profit for the year ended December 31, 2025, compared to the year ended December 31, 2024, was due to continued pricing pressures on truck sales.

Aftermarket Parts and Services (APS) Segment

(in $000s)	Year Ended December 31,			
		2025		2024
Rental revenue	$	14,408	$	12,786
Parts and services revenue		133,276		136,291
Total revenue		147,684		149,077
Cost of revenue:				
Cost of revenue		109,775		111,560
Depreciation of rental equipment		2,910		3,945
Total cost of revenue		112,685		115,505
Gross profit	$	34,999	$	33,572

Total Revenue - The decrease in total revenue for the year ended December 31, 2025, compared to the year ended December 31, 2024, was driven by a decrease in parts and services revenue primarily due to softer demand across parts, tools and accessories, and lower service activity.

Cost of Revenue - The decrease in cost of revenue for the year ended December 31, 2025, compared to the year ended December 31, 2024, was driven by the decline in parts purchased.

Gross Profit - The increase in gross profit for the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily driven by the increase in rental revenue which has lower costs associated with it.

For the Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023

For a comparison of our results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 4, 2025, which is incorporated herein by reference.

Liquidity and Capital Resources

For the Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024

Our principal sources of liquidity include cash generated by operating activities and borrowings under revolving credit facilities as described below. We believe that our liquidity sources and operating cash flows are sufficient to address our operating, debt service and capital requirements, including investments in our rental fleet, over the next 12 months and beyond. As of December 31, 2025, we had $6.3 million in cash and cash equivalents compared to $3.8 million as of December 31, 2024. As of December 31, 2025, we had $698.0 million of outstanding borrowings under our ABL Facility compared to $582.9 million of outstanding borrowings as of December 31, 2024. Availability under the ABL Facility was $248.1 million as of December 31, 2025, and based on our borrowing base, we have an additional $200.8 million of suppressed availability that we can potentially utilize by upsizing our existing facility. For further information on the ABL Facility, see Note 8: Long-Term Debt in the Notes to the Consolidated Financial Statements.

Loan Covenants and Compliance

The ABL Facility contains customary negative covenants for transactions of this type, including covenants that, among other things, limit Nesco Holdings II, Inc., our wholly owned subsidiary (the "Borrower" with respect to the ABL Facility, or the "Issuer" with respect to the Indenture) and its restricted subsidiaries' ability to: incur additional indebtedness; pay dividends, redeem stock, or make other distributions; repurchase, prepay or redeem subordinated indebtedness; make investments; create restrictions on the ability of the Borrower's restricted subsidiaries to pay dividends; create liens; transfer or sell assets; consolidate, merge, sell, or otherwise dispose of all or substantially all of Borrower's assets; enter into certain transactions with the Borrower's affiliates; and designate subsidiaries as unrestricted subsidiaries, in each case subject to certain exceptions, as well as a restrictive covenant applicable to each Specified Floor Plan Company (as defined in the ABL Credit Agreement) limiting its ability to own certain assets and engage in certain lines of business. The covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or upon multiple pro forma measures depending on the purpose of any such dividend payments or distributions the Borrower and its restricted subsidiaries are permitted to make. Unlimited dividends under the ABL Facility may be permitted so long as, on a pro forma basis, "distribution conditions" (as defined in the ABL Credit Agreement governing the ABL Facility) are satisfied. As of December 31, 2025, the Company's distribution conditions were satisfied and, as a result, the Company determined there were no restrictions on distributions by the Borrower and its restricted subsidiaries by the ABL Credit Agreement.

The Indenture contains covenants that limit the Issuer's (and certain of its subsidiaries') ability to, among other things: (i) incur additional debt or issue certain preferred stock; (ii) pay dividends, redeem stock, or make other distributions; (iii) make other restricted payments or investments; (iv) create liens on assets; (v) transfer or sell assets; (vi) create restrictions on payment of dividends or other amounts by the Issuer's restricted subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; or (ix) designate the Issuer's subsidiaries as unrestricted subsidiaries. The covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or upon multiple pro forma measures depending on the purpose of any such dividend payments or distributions the Issuer and its restricted subsidiaries are permitted to make. Unlimited dividends, under the Indenture, may be made so long as after giving effect to making the dividends, the Consolidated Total Debt Ratio would be no greater than 5.00 to 1.00 on a pro forma basis. As of December 31, 2025, the Company's Consolidated Total Debt Ratio was not greater than 5.00 to 1.00 and, as a result, the Company determined there were no restrictions on distributions by the Issuer and its restricted subsidiaries by the Indenture. For further information on the ABL Facility and Indenture, see Note 8: Long-Term Debt in the Notes to the Consolidated Financial Statements under Part II, Item 8.

The Company presents Adjusted EBITDA calculated in accordance with "Consolidated EBITDA" as that term is used in the ABL Credit Agreement and the Indenture. Adjusted EBITDA is defined as net income, as adjusted for provision for income taxes, interest expense, net, depreciation of rental equipment and non-rental depreciation and amortization, and further adjusted for the impact of the fair value mark-up of acquired rental fleet (the "non-cash purchase accounting impact"), business acquisition and merger-related costs, including integration, the impact of accounting for certain of our rental contracts with customers that are accounted for under GAAP as a sales-type lease and stock compensation expense.

The Company presents Net Leverage Ratio, which is equivalent to Consolidated Total Net Leverage Ratio in our ABL Credit Agreement and Consolidated Total Debt Ratio in the Indenture. Net Leverage Ratio is defined as Net Debt over Adjusted EBITDA for the previous twelve-month period. Net debt is defined as total debt (calculated as current and long-term debt, excluding deferred financing fees, plus current and long-term finance lease obligations) minus cash and cash equivalents.

Our creditors utilize Adjusted EBITDA and Net Leverage Ratio to assess our compliance with the restrictive covenants in the ABL Credit Agreement and the Indenture. Neither Adjusted EBITDA or Net Leverage Ratio is calculated in accordance with GAAP and may not conform to the calculation of Adjusted EBITDA or Net Leverage Ratio used by other companies. Neither Adjusted EBITDA or Net leverage Ratio should be considered as a substitute for a measure of our financial performance or liquidity prepared in accordance with GAAP.

The following table provides the calculation of Adjusted EBITDA pursuant to the ABL Credit Agreement and the Indenture for the years ended December 31, 2025 and 2024:

(in $000s)		Year Ended December 31,	
		2025	2024
Net income (loss)	$	(31,052)	$ (28,655)
Interest expense		104,882	105,895
Income tax expense (benefit)		2,922	(532)
Depreciation and amortization		264,998	235,807
EBITDA		341,750	312,515
Adjustments:			
Non-cash purchase accounting impact [1]		15,469	16,833
Transaction and other costs [2]		16,639	17,915
Sales-type lease adjustment [3]		1,229	4,559
Gain on sale leaseback transaction [4]		—	(23,497)
Share-based payments [5]		8,471	11,859
Change in fair value of warrants [6]		—	(527)
Adjusted EBITDA	$	383,558	$ 339,657

(1) Represents the non-cash impact of purchase accounting, net of accumulated depreciation, on the cost of equipment and inventory sold. The equipment and inventory acquired received a purchase accounting step-up in basis, which is a non-cash adjustment to the equipment cost pursuant to our ABL Credit Agreement and Indenture.

(2) Represents transaction and other costs related to acquisitions of businesses; costs associated with closed operations; costs associated with restructuring and business optimization activities (inclusive of systems establishment costs); employee retention and/or severance costs; costs related to start-up/preopenings and openings of locations; reconfiguration or consolidation of facilities or equipment conversion costs. These adjustments are presented as adjustments to net income (loss) pursuant to our ABL Credit Agreement and Indenture.

(3) Represents the impact of sales-type lease accounting for certain leases containing RPOs, as the application of sales-type lease accounting is not deemed to be representative of the ongoing cash flows of the underlying rental contracts. The adjustments are made pursuant to our ABL Credit Agreement and Indenture. The components of this adjustment are presented in the table below.

(in $000s)		Year Ended December 31,	
		2025	2024
Equipment sales	$	(5,989)	$ (9,849)
Cost of equipment sales		4,789	9,425
Gross profit		(1,200)	(424)
Interest income		(4,580)	(11,285)
Rental invoiced		7,009	16,268
Sales-type lease adjustment	$	1,229	$ 4,559

(4) During Q4 2024, the Company closed on a sale leaseback transaction with an unrelated third party. The Company sold 8 properties with a combined net book value of $29.0 million for gross proceeds of $53.8 million, which was reduced by transaction costs and other fees of $1.3 million, for net cash proceeds of approximately $52.5 million. Additionally, $3.2 million from the proceeds were used to repay a note payable. The Company recognized a gain of $23.5 million on this transaction.

(5) Represents non-cash share-based compensation expense associated with the issuance of stock options and restricted stock units.

(6) Represents the charge to earnings for the change in fair value of the liability for warrants. On July 31, 2024, all of the Company's stock purchase warrants expired and unexercised.

The following table presents the calculation of Net Debt and Net Leverage Ratio:

(in $000s)	December 31, 2025		December 31, 2024
Current maturities of long-term debt	$	25,858	$ 7,842
Long-term debt, net		1,619,352	1,519,882
Deferred financing fees		15,549	19,926
Less: cash and cash equivalents		(6,273)	(3,805)
Net Debt	$	1,654,486	$ 1,543,845
Divided by: Adjusted EBITDA		383,558	339,657
Net Leverage Ratio		4.31	4.55

Future Contractual Obligations

Our estimated future obligations as of December 31, 2025 include both short-term (over the next 12 months) and long-term obligations. We expect that our principal short-term (over the next 12 months) and long-term needs for cash relating to our operations will be to fund operating activities and working capital, the purchase of rental equipment and inventories for vocational truck production and parts and accessories products, human capital costs (which are not accurately estimable), payments due under leases, debt service, and acquisitions. We plan to fund such cash requirements from our existing sources of cash. In addition, we may seek additional financing through the use of additional operating leases or other financing sources as market conditions permit.

Our expected material contractual cash requirements over the next twelve months primarily consist of minimum operating lease obligations of $17.4 million, debt principal and interest payments of $25.9 million and $100.2 million, respectively, and the repayment of floor plan borrowings. We enter into purchase agreements with manufacturers and suppliers of chassis, parts and components and attachments, for our rental fleet and inventory. The purchase agreements are cancellable within a specified notification period to the supplier. Such amounts are not estimable as of December 31, 2025.

Operating Lease Payments. We have short-term and long-term minimum cash requirements for operating lease payments of $17.4 million and $176.1 million, respectively. The total amounts do not equal the carrying amount due to imputed interest. See Note 9: Leases as Lessee in the Notes to the Consolidated Financial Statements under Part II, Item 8, for a summary of the estimated future repayment terms for the operating lease amounts.

Floor Plan Financing. We have floor plan payables of $657.4 million at December 31, 2025 that represent financing arrangements to facilitate our purchase of chassis, parts, components and attachments inventory. All floor plan payables are collateralized by the inventory financed. These payables become due and payable upon the sale, transfer, or reclassification of each unit to inventory. See Note 6: Floor Plan Financing in the Notes to the Consolidated Financial Statements under Part II, Item 8, for obligations related to trade and non-trade floor plan financings.

Notes Payable and Loan Principal and Interest Payments. We have short-term and long-term cash requirements of $25.9 million and $1,634.9 million, respectively, for the payment of principal related to notes payable and loans as of December 31, 2025. The total amount does not equal the carrying amount due to unamortized deferred charges. See Note 8: Long-Term Debt in the Notes to the Consolidated Financial Statements under Part II, Item 8 for more information.

Sources and Uses of Cash

The following table summarizes our sources and uses of cash:

(in $000s)	Year Ended December 31,			
	2025		2024	
Net cash flow from operating activities	$	310,112	$	121,985
Net cash flow for investing activities		(282,463)		(187,485)
Net cash flow (for) from financing activities		(25,268)		58,283
Effect of exchange rate changes on cash and cash equivalents		87		713
Net change in cash and cash equivalents	$	2,468	$	(6,504)

As of December 31, 2025, we had cash and cash equivalents of $6.3 million, an increase of $2.5 million from December 31, 2024. Generally, we manage our cash flow by using any excess cash, after considering our working capital and capital expenditure needs, including paying down the outstanding balance under our ABL Facility, and availability under our credit facilities.

Cash Flows from Operating Activities

Net cash from operating activities was $310.1 million for the year ended December 31, 2025, as compared to $122.0 million in 2024. The increase in net cash from operating activities is driven by lower levels of inventory production throughout 2025 compared to 2024.

Cash Flows for Investing Activities

Net cash used in investing activities was $282.5 million for the year ended December 31, 2025, as compared to cash used in investing activities of $187.5 million in 2024. The increase in cash used in investing activities is due to an increase in purchases of rental equipment of $58.7 million and a decrease in proceeds from sale leaseback transaction (net of expenses) of $52.5 million, partially offset by a decrease in purchases of non-rental property and cloud computing arrangements of $8.7 million.

Cash Flows (for) from Financing Activities

Net cash used in financing activities was $25.3 million for the year ended December 31, 2025, as compared to net cash from financing activities of $58.3 million in 2024. The increase in cash used in financing activities is primarily due to an increase in repayments on floorplan liabilities and long-term debt of $45.8 million and lower proceeds from floorplan liabilities and long-term debt of $34.1 million.

Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023

For a comparison of our liquidity and capital resources for the year ended December 31, 2024, compared to the year ended December 31, 2023, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 4, 2025, which is incorporated herein by reference.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). In applying accounting principles it is often required to use estimates. These estimates consider the facts, circumstances, and information available, and may be based on subjective inputs, assumptions, and information known and unknown to us. Material changes in certain of the estimates that we use, could potentially affect, by a material amount, our consolidated financial position and results of operations. Although results may vary, we believe our estimates are reasonable and appropriate. See Note 2: Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements under Part II, Item 8 thereof. The following describes certain of our significant accounting policies that involve more subjective and complex judgments where the effect on our consolidated financial position and operating performance could be material.

Useful Lives and Salvage Values of Rental Equipment

Our rentable equipment consists of aftermarket parts and specialized rental equipment. Purchases of our equipment are recorded at cost and we depreciate the cost to an estimated salvage value. We depreciate our aftermarket parts over their estimated useful rentable life of five years. We depreciate our rental equipment over its estimated useful rentable life of one to seven years with an estimated residual value of 0% to 35% of the cost, using the straight-line method. Useful life is estimated based upon the expected period the equipment will be in the fleet as a rentable unit. A salvage value is estimated to approximate the value of the equipment at the end of its useful (i.e., rentable) life, allowing for a reasonable profit margin on the sale of the equipment when we remove the unit from the fleet. In establishing useful lives and salvage values, we consider factors related to customer demand of differing types of equipment in order for us to hold and maintain an optimal mix of equipment types in our fleet. We also continuously evaluate factors related to the condition and serviceability of the equipment in our fleet in order to make estimates of useful life and expected end-of-life value. Depreciation of our equipment is recognized as a component of our cost of revenue. For sold equipment, the carrying value of an item is recognized as cost of equipment sale within cost of revenue. Changes in estimated useful life and/or salvage value would impact our gross profit in our consolidated financial statements. To the extent that the useful lives of our rental equipment were to increase or decrease by one year, we estimate that our annual depreciation expense would increase or decrease by approximately $197.0 million, respectively. Similarly, to the extent the estimated salvage values of our rental equipment were to increase or decrease by one percentage point, we estimate that our annual depreciation expense would change by approximately $4.3 million. Any change in depreciation expense as a result of a hypothetical change in either useful lives or salvage values would generally result in a proportional increase or decrease in the gross profit we would recognize upon the ultimate sale of the asset.

Business Combinations

We have made acquisitions of businesses in the past and may continue to make acquisitions in the future. We allocate the cost of the acquired enterprise to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. Goodwill is attributable to the synergies and economies of scale expected from the combination of the businesses. There were no material acquisitions made during the years ended December 31, 2025 and 2024.

In addition to long-lived fixed assets, we also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable, deferred revenue and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the carrying values reflected on the acquired entities' balance sheets. However, when appropriate, we adjust these carrying values for factors such as collectability and existence. The intangible assets that we have acquired included goodwill and customer relationships. Goodwill was calculated as the excess of the cost of the acquired entity over the fair value of the net assets acquired. Customer relationships were valued based on an excess earnings or income approach with consideration to projected cash flows.

Our estimates of the values of tangible assets from our business combinations, principally rental equipment, utilize data that reflect quoted prices for similar assets available in active markets (such as the used equipment market). For this reason, estimates of the fair values of these items is not considered to be highly subjective or complex. However, to estimate the values of intangible assets we utilize income methods that involve forecasting future cash flow related to the acquired businesses. The estimates of future cash flow require us to establish expectations about customer demand, investments in maintaining or expanding infrastructure for the markets the businesses serve, and the supply and capacity of equipment in the rental market, among others. Additionally, we are required to establish expectations for the businesses' cost of capital and ability to acquire and maintain equipment in the future. Critical estimates utilized in valuing intangible assets acquired include, but are not limited to, free cash flows, taxes, amortization, customer attrition rates, discount rates and long-term growth rates. Changes in these assumptions would have an impact to the amount of intangible assets recorded and the resulting amortization expense.

Goodwill and the Evaluation of Goodwill Impairment

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired, and goodwill is assigned to each of our reporting units, which are ERS, TES and APS. Refer to Note 10: Goodwill and Intangible Assets to the consolidated financial statements included in this Form 10-K for summary of goodwill balances by reporting unit.

We perform our assessment of goodwill impairment utilizing either a qualitative or quantitative impairment test, and we perform our test at least annually. Our annual assessment date is October 1, and we perform impairment tests in interim periods (e.g. other than October 1) when factors are identified that could indicate goodwill of any of our reporting units may be impaired. Examples of such factors may include a significant adverse change in business climate, weakness in an industry in which our reporting units operate or recent significant cash or operating losses with expectations that those losses will continue. The qualitative and quantitative impairment tests are described further below.

Qualitative Impairment Test – The qualitative impairment test assesses company-specific, industry, market and general economic factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or we elect not to use the qualitative impairment test, a quantitative impairment test is performed.

Quantitative Impairment Test – The quantitative impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount with the fair value of a reporting unit being estimated by using a discounted cash flow model (the "income approach") that calculates fair value as the present value of expected cash flows of the reporting unit. Additionally, a market analysis is performed that encompasses an analysis of comparable publicly-traded companies (the "market approach").

Determining the fair value of a reporting unit requires judgment and the use of significant estimates that include assumptions about the reporting unit's future revenue (considering expectations about rental and sales volumes and prices as well as capital spending related to the end-markets we serve), profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among other assumptions. The fair value of each reporting unit is determined using a weighted combination of the income and market approaches. We believe that the estimates and assumptions used in our impairment assessments are reasonable and based on available market information. We use a discounted cash flow methodology for the income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate that reflects the best estimate of the risk adjusted cost of capital at each reporting unit. Changes in these estimates, many of which fall under Level 3 within the fair value measurement hierarchy (refer to Note 2: Summary of Significant Accounting Policies – Fair Value Measurements to the consolidated financial statements included in this Annual Report on Form 10-K), could change our conclusion regarding the impairment of goodwill assets and potentially reduce the carrying value of goodwill on our balance sheet and reduce our income in the year in which it is recorded.

The following is a discussion of the estimates and assumptions from our October 1, 2025 quantitative impairment test for the ERS, TES and APS reporting units:

- The risk adjusted cost of capital varies by reporting unit and was in the range of 9.5% to 10.0% and represents our estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

- Our projections were based on our assessment of macroeconomic variables, industry trends and market opportunities, as well as our strategic objectives and future growth plans. Revenue growth rates assumed ranged from approximately 4% to 10% for 2026 and from approximately 3% to 12% for 2027 and beyond. EBITDA Margin assumed ranged from approximately 4% to 45% for 2026 and from approximately 5% to 47% for 2027 and beyond.

As a result of completing our October 1, 2025 quantitative impairment test, we determined that the fair value of the ERS, TES and APS reporting units exceeded their carrying values by 34%, 14% and 81%, respectively. While there is no "bright line" to determine whether or not a reporting unit's fair value is substantially in excess of its carrying amount ("cushion"), significant adverse changes in business climate, weakness in an industry in which our reporting units operate (for example, electric utility T&D, telecom, rail and general infrastructure) or significant cash or operating losses and changes in expectations of profitability could reduce the amounts of cushion applicable to our reporting units and result in impairment of one or more of our reporting units' goodwill. As a result of our analyses, the Company determined that there was no impairment of goodwill.

Accounts Receivable and Allowance for Doubtful Accounts

Allowance for doubtful accounts represents our estimate of current expected credit losses on our trade accounts receivable. Accounts receivable from customers are generated from our leasing, sales and service businesses. We make judgments regarding our expected credit losses, which are based on an assessment of historical credit losses, ability of customers to pay, current financial conditions of customers, as well as forecasts of collections and losses. Other factors that could lead to credit losses include adverse trends in the end-market industries that we serve and macroeconomic trends, each of which is considered in our forecasts. Estimated credit losses related to accounts receivable generated through leasing activities are recorded as a reduction to rental revenue. Estimated credit losses related to accounts receivable generated through sales and service activities are recorded within selling, general and administrative expense. The allowance for doubtful accounts represents our estimate of credit losses expected on our trade receivables. Although we believe that our estimates and judgments are reasonable, actual results may differ from these estimates. At December 31, 2025, a 100 basis point increase to our credit loss estimate would increase our allowance for doubtful accounts by approximately $0.9 million.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences (meaning, inclusions of income and deductions in income tax returns to be filed in future periods) of events that have been included in the financial statements. These items may be referred to as "temporary differences." Under this method, deferred tax assets and liabilities are determined based on the differences between their financial statement carrying amount (or, basis) and the carrying amount for taxes (or, tax basis) using enacted tax rates in effect for the year in which the differences are expected to affect income in the future tax filings. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record deferred tax assets to the extent we believe that it is more likely than not that these assets will be realized in the future. Future realization of deferred income tax assets (meaning, items that may provide tax deductions in future periods) requires evidence that there will be sufficient taxable income in those future periods, or within any carryback periods available under tax law. We evaluate the realizability of our deferred tax assets on a quarterly basis. To be realized, there must be an objective and verifiable basis for the expectation of taxable income in future periods to offset, or "consume," the deferred tax assets. The evaluation includes the consideration of all available factors, both positive and negative, regarding (i) the estimated future reversals of existing taxable temporary differences (that is, deferred tax liabilities), (ii) forecasted future taxable income, exclusive of those reversing temporary differences and carryforwards, (iii) historical taxable income in prior carryback periods, if carryback is permitted, and (iv) potential tax planning strategies that may be employed to prevent an operating loss or tax credit carryforward from expiring unused. The verifiable evidence, such as future reversals of existing temporary differences and the ability to carryback, are considered before estimated future taxable income (exclusive of temporary differences and tax planning strategies) is considered because future taxable income estimates are more subjective. The majority of our deferred tax assets are comprised of income tax carryforwards, including federal and state net operating loss carryforwards ("NOLs") and non-deductible interest expense carryforwards. Some of these carryforwards are subject to annual usage limitations and expiration, while other state NOLs and a portion of federal NOLs do not have expirations.

While we no longer remain in a financial reporting loss position based on a cumulative pre-tax loss for the three-year period ended December 31, 2025, the determination of the valuation allowance is based on our evaluation of the periods over which future taxable items are expected to be utilized to offset tax loss and deduction carryforward items in those future periods. That is, future forecasts of our taxable income are not considered in the evaluation of realizability of our deferred tax assets. Therefore, changes in our deferred tax asset valuation allowances will primarily be affected by changes in the estimates of the time periods over which those future taxable items will occur. At December 31, 2025, our deferred tax asset valuation allowance was $85.4 million.

Recent Accounting Pronouncements

See *Note 2: Summary of Significant Accounting Policies*, to our Annual Report on Form 10-K for a discussion of recently issued and adopted accounting pronouncements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Interest rate risk

We are subject to interest rate market risk in connection with our long-term debt. Our principal interest rate exposure relates to outstanding amounts under our ABL facility and our floor plan financing arrangements. Interest rate changes generally impact the amount of our interest payments and, therefore, our future net income and cash flows, assuming other factors are held constant. As of December 31, 2025, we had $1,355.4 million aggregate principal amount of variable rate debt, consisting of the balance outstanding under the ABL Facility and floor plan financing arrangements. Holding other variables constant, each one-eighth percentage point increase or decrease in the applicable interest rates would correspondingly change our interest expense under the ABL Facility and floor plan financing arrangements by approximately $1.7 million on an annual basis. We do not currently hedge our interest rate exposure.

We, from time to time, may manage a portion of our risks from exposures to fluctuations in interest rates as part of our risk management program through the use of derivative financial instruments. The objective of controlling these risks is to limit the impact on earnings and cash flows caused by fluctuations in the interest rates of our variable-rate debt.

Foreign currency exchange rate risk

During the year ended December 31, 2025, we generated $39.6 million of revenue in Canadian dollars. Each 100 basis point increase or decrease in the average Canadian dollar to U.S. dollar exchange rate for the year would have correspondingly changed our revenues by approximately $0.4 million. We do not currently hedge our exchange rate exposure.

Item 8.   Financial Statements and Supplementary Data

Custom Truck One Source, Inc. and Subsidiaries
Consolidated Financial Statements Index

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Custom Truck One Source, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Custom Truck One Source, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 9, 2026 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Valuation of Goodwill of the Truck and Equipment Sales Reporting Unit

Description of the Matter	At December 31, 2025, the Company's goodwill was $705.2 million with $167.3 million assigned to the Truck and Equipment Sales (TES) reporting unit. As described in Note 2 to the consolidated financial statements, goodwill is tested for impairment annually on October 1st and whenever events or circumstances indicate a reporting unit's fair value may be less than its carrying value. The Company estimates the fair value of its reporting units using a combination of market-based valuation methodologies and the income approach using discounted estimated future cash flows.
	Auditing management's goodwill impairment analysis for the TES reporting unit was complex and judgmental due to the significant estimation required by management to determine the fair value of the reporting unit. In particular, the income approach fair value estimate was sensitive to significant assumptions, such as the cost of revenue, EBITDA margin and discount rate for the TES reporting unit, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of key controls over the Company's goodwill impairment assessment for the TES reporting unit. This included controls over management's review of the significant assumptions described above.
	To test the estimated fair value of the Company's TES reporting unit, we performed audit procedures that included, among others, evaluating valuation methodologies and testing the significant assumptions discussed above used by the Company in its analyses. We involved our internal valuation specialists to assist in the evaluation of the valuation methodologies and testing certain significant assumptions, including the discount rate. We compared the significant assumptions, such as cost of revenue and EBITDA margin, used by management to current industry and economic data, recent historical performance and other factors. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We also tested the underlying data used by the Company in its analyses for completeness and accuracy.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.
Kansas City, Missouri
March 10, 2026

Custom Truck One Source, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

		For the Years Ended				
(in $000s, except per share data)		**2025**		**2024**		**2023**
Revenue						
Rental revenue	$	506,198	$	442,953	$	478,910
Equipment sales		1,304,483		1,223,036		1,253,453
Parts sales and services		133,276		136,291		132,737
Total revenue		1,943,957		1,802,280		1,865,100
Cost of Revenue						
Cost of rental revenue		121,400		116,851		120,198
Depreciation of rental equipment		215,635		183,453		170,664
Cost of equipment sales		1,085,298		1,000,207		1,016,149
Cost of parts sales and services		109,732		111,499		103,829
Total cost of revenue		1,532,065		1,412,010		1,410,840
Gross Profit		411,892		390,270		454,260
Operating Expenses (Income)						
Selling, general and administrative expenses		230,082		229,544		231,403
Amortization		26,956		26,653		27,110
Non-rental depreciation		13,272		13,292		10,656
Transaction expenses and other		16,639		17,915		14,143
Gain on sale leaseback transaction		—		(23,497)		—
Total operating expenses		286,949		263,907		283,312
Operating Income (Loss)		124,943		126,363		170,948
Other Expense						
Interest expense, net		157,619		167,105		131,315
Financing and other (income) expense		(4,546)		(11,555)		(18,443)
Total other expense		153,073		155,550		112,872
Income (Loss) Before Income Taxes		(28,130)		(29,187)		58,076
Income Tax Expense (Benefit)		2,922		(532)		7,364
Net Income (Loss)	$	(31,052)	$	(28,655)	$	50,712
Other Comprehensive Income (Loss):						
Unrealized foreign currency translation adjustments, net	$	4,130	$	(8,766)	$	2,969
Other Comprehensive Income (Loss)		4,130		(8,766)		2,969
Comprehensive Income (Loss)	$	(26,922)	$	(37,421)	$	53,681
Net Income (Loss) Per Share:						
Basic	$	(0.14)	$	(0.12)	$	0.21
Diluted	$	(0.14)	$	(0.12)	$	0.21
Weighted-Average Common Shares Outstanding:						
Basic (in thousands)		226,962		236,975		245,093
Diluted (in thousands)		226,962		236,975		245,726

See accompanying notes to consolidated financial statements.

Custom Truck One Source, Inc.
Consolidated Balance Sheets

(in $000s, except share data)		December 31, 2025		December 31, 2024
Assets				
Current Assets				
Cash and cash equivalents	$	6,273	$	3,805
Accounts receivable, net		195,541		215,873
Financing receivables, net		8,853		8,913
Inventory		930,939		1,049,304
Prepaid expenses and other		17,009		23,557
Total current assets		1,158,615		1,301,452
Property and equipment, net		142,526		130,923
Rental equipment, net		1,086,678		1,001,651
Goodwill		705,167		704,806
Intangible assets, net		225,725		252,393
Operating lease assets		110,921		94,696
Other assets		11,822		16,046
Total Assets	$	3,441,454	$	3,501,967
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	88,366	$	88,487
Accrued expenses		69,228		69,349
Deferred revenue and customer deposits		23,500		26,250
Floor plan payables - trade		291,215		330,498
Floor plan payables - non-trade		366,208		470,830
Operating lease liabilities - current		8,955		7,445
Current maturities of long-term debt		25,858		7,842
Total current liabilities		873,330		1,000,701
Long-term debt, net		1,619,352		1,519,882
Operating lease liabilities - noncurrent		105,909		88,674
Deferred income taxes		33,760		31,401
Total long-term liabilities		1,759,021		1,639,957
Stockholders' Equity				
Common stock — $0.0001 par value, 500,000,000 shares authorized; 253,312,368 and 251,908,970 shares issued; and 226,625,924 and 233,794,319 shares outstanding, at December 31, 2025 and December 31, 2024, respectively		25		25
Treasury stock, at cost — 26,686,444 and 18,114,651 shares at December 31, 2025 and December 31, 2024, respectively		(122,602)		(88,229)
Additional paid-in capital		1,559,874		1,550,785
Accumulated other comprehensive loss		(10,614)		(14,744)
Accumulated deficit		(617,580)		(586,528)
Total stockholders' equity		809,103		861,309
Total Liabilities and Stockholders' Equity	$	3,441,454	$	3,501,967

See accompanying notes to consolidated financial statements.

Custom Truck One Source, Inc.
Consolidated Statements of Cash Flows

(in $000s)		Years Ended December 31,				
		2025		**2024**		**2023**
Operating Activities						
Net income (loss)	$	(31,052)	$	(28,655)	$	50,712
Adjustments to reconcile net income (loss) to net cash flow from operating activities:						
Depreciation and amortization		263,880		235,839		218,993
Amortization of debt issuance costs		4,376		5,693		5,653
Provision for losses on accounts receivable		9,440		10,777		8,522
Share-based compensation		8,471		11,859		13,309
Gain on sales and disposals of rental equipment		(49,971)		(46,000)		(67,721)
Change in fair value of warrants		—		(527)		(2,485)
Gain on sale leaseback transaction		—		(23,497)		—
Deferred tax expense (benefit)		2,082		(1,662)		4,241
Changes in assets and liabilities:						
Accounts and financing receivables		15,637		(21,753)		(20,879)
Inventories		121,119		(64,858)		(388,063)
Prepaids, operating leases and other		9,001		1,690		3,518
Accounts payable		(660)		(27,479)		28,339
Accrued expenses and other liabilities		(137)		(4,287)		4,339
Floor plan payables - trade, net		(39,283)		77,301		116,563
Customer deposits and deferred revenue		(2,791)		(2,456)		(5,924)
Net cash flow from (for) operating activities		310,112		121,985		(30,883)
Investing Activities						
Acquisition of businesses, net of cash acquired		—		(6,015)		—
Purchases of rental equipment		(456,984)		(398,317)		(364,190)
Proceeds from sales and disposals of rental equipment		206,081		204,593		229,559
Proceeds from sale leaseback transaction, net of expenses		—		52,531		—
Purchase of non-rental property and cloud computing arrangements		(31,560)		(40,277)		(41,967)
Net cash flow for investing activities		(282,463)		(187,485)		(176,598)
Financing Activities						
Borrowings under revolving credit facilities		345,995		255,706		221,046
Repayments under revolving credit facilities		(230,920)		(225,206)		(106,377)
Proceeds from debt, net issuance costs		6,511		7,500		21,044
Repayments of notes payable		—		(3,186)		—
Principal payments on long-term debt		(8,476)		(8,184)		(7,679)
Finance lease payments		—		—		(2,682)
Acquisition of inventory through floor plan payables - non-trade		482,336		605,728		789,199
Repayment of floor plan payables - non-trade		(586,958)		(544,011)		(673,622)
Repurchase of common stock		(32,575)		(28,984)		(38,845)
Share-based payments		(1,181)		(1,080)		792
Net cash flow (for) from financing activities		(25,268)		58,283		202,876
Effect of exchange rate changes on cash and cash equivalents		87		713		554
Net Change in Cash and Cash Equivalents		2,468		(6,504)		(4,051)
Cash and Cash Equivalents at Beginning of Period		3,805		10,309		14,360
Cash and Cash Equivalents at End of Period	$	6,273	$	3,805	$	10,309

Custom Truck One Source, Inc.

Consolidated Statements of Cash Flows — Continued

		Years Ended December 31,				
(in $000s)		**2025**		**2024**		**2023**
Supplemental Cash Flow Information						
Interest paid	$	155,429	$	152,338	$	122,868
Income taxes paid by jurisdiction, net of refunds						
Texas	$	500	$	—	$	—
Arkansas		58		—		—
Other U.S. state and local		155		—		—
Total income taxes paid, net of refunds	$	713	$	—	$	—
Income taxes paid (prior to ASU 2023-09)	$	—	$	4,140	$	2,133
Non-Cash Investing and Financing Activities						
Property and equipment purchases in accounts payable		1,008		564		2,120
Rental equipment sales in accounts receivable		2,452		4,325		22,517

See accompanying notes to consolidated financial statements.

Custom Truck One Source, Inc.
Consolidated Statements of Stockholders' Equity

(in $000s, except share data)	Shares Common	Shares Treasury	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2022	248,311,104	(2,241,069)	$ 25	$ (15,537)	$ 1,521,487	$ (8,947)	$ (608,585)	$ 888,443
Net income (loss)	—	—	—	—	—	—	50,712	50,712
Other comprehensive income (loss)	—	—	—	—	—	2,969	—	2,969
Common stock repurchases	—	(6,354,587)	—	(39,021)	—	—	—	(39,021)
Share-based payments	1,592,016	(296,132)	—	(1,966)	16,066	—	—	14,100
Balance, December 31, 2023	249,903,120	(8,891,788)	25	(56,524)	1,537,553	(5,978)	(557,873)	917,203
Net income (loss)	—	—	—	—	—	—	(28,655)	(28,655)
Other comprehensive income (loss)	—	—	—	—	—	(8,766)	—	(8,766)
Common stock repurchases	—	(5,890,848)	—	(28,603)	—	—	—	(28,603)
Earnout share forfeitures	—	(2,778,434)	—	—	—	—	—	—
Share-based payments	2,005,850	(553,581)	—	(3,102)	13,232	—	—	10,130
Balance, December 31, 2024	251,908,970	(18,114,651)	25	(88,229)	1,550,785	(14,744)	(586,528)	861,309
Net income (loss)	—	—	—	—	—	—	(31,052)	(31,052)
Other comprehensive income (loss)	—	—	—	—	—	4,130	—	4,130
Common stock repurchases	—	(8,143,635)	—	(32,575)	—	—	—	(32,575)
Share-based payments	1,403,398	(428,158)	—	(1,798)	9,089	—	—	7,291
Balance, December 31, 2025	253,312,368	(26,686,444)	$ 25	$ (122,602)	$ 1,559,874	$ (10,614)	$ (617,580)	$ 809,103

See accompanying notes to consolidated financial statements.

Custom Truck One Source, Inc.
Notes to Consolidated Financial Statements

Note 1: Business and Organization

Organization

Custom Truck One Source, Inc., a Delaware corporation, and its wholly owned subsidiaries "we," "our," "us," or "the Company" are engaged in the business of providing a range of products and services to customers through rentals and sales of specialty equipment, rentals and sales of aftermarket parts and services related to the specialty equipment, and repair, maintenance and customization services related to that equipment. Immediately following the acquisition by Nesco Holdings II, Inc. of Custom Truck One Source, L.P. ("Custom Truck LP") on April 1, 2021 (the "Acquisition"), Nesco Holdings, Inc. ("Nesco Holdings") changed its name to "Custom Truck One Source, Inc." and changed The New York Stock Exchange ticker for its shares of common stock from "NSCO" to "CTOS."

We are a specialty equipment provider to the electric utility transmission and distribution, telecommunications, rail, forestry, waste management and other infrastructure-related industries in North America. Our core business relates to our new equipment inventory and rental fleet of specialty equipment that is utilized by service providers in infrastructure development and improvement work. We offer our specialized equipment to a diverse customer base, including utilities and contractors, for the maintenance, repair, upgrade, and installation of critical infrastructure assets, including distribution and transmission electric lines, telecommunications networks and rail systems, as well as for lighting and signage. We rent, produce, sell and service a broad range of new and used equipment, including bucket trucks, digger derricks, dump trucks, cranes, service trucks, and heavy-haul trailers. Through December 31, 2025, we managed the business in three reporting segments: Equipment Rental Solutions ("ERS"), Truck and Equipment Sales ("TES") and Aftermarket Parts and Services ("APS"). Segment information provided within this Annual Report on Form 10-K, is included in Note 19: Segments.

Equipment Rental Solutions ("ERS") Segment

We own a broad range of new and used specialty equipment, including truck-mounted aerial lifts, cranes, service trucks, dump trucks, trailers, digger derricks and other machinery and equipment. As of December 31, 2025, this equipment (the "rental fleet") is comprised of more than 10,400 units. The majority of our rental fleet can be used across a variety of end-markets, which coincides with the needs of many of our customers who operate in multiple end-markets. As is customary for equipment rental companies, we sell used equipment out of our rental fleet to end user customers. These sales are often made in response to specific customer requests. These sales offer customers an opportunity to buy well-maintained equipment with long remaining useful lives and enable us to effectively manage the age and mix of our rental fleet to match current market demand. We also employ rental purchase options on a select basis, which provide a buyout option with an established purchase price that decreases over time as rental revenue is collected. Customers are given credit against such purchase price for a portion of the amounts paid over the life of the rental, allowing customers the flexibility of a rental with the option to purchase at any time at a known price. Activities in our ERS segment consist of the rental and sale from the rental fleet, of the foregoing products.

Truck and Equipment Sales ("TES") Segment

We offer a broad variety of new equipment for sale to be used across our end-markets, which can be modified to meet our customers' specific needs. We believe that our integrated production capabilities and extensive knowledge gained over a long history of selling equipment have established us as a trusted partner for customers seeking tailored solutions with short lead times. In support of these activities, we primarily employ a direct-to-customer sales model, leveraging our dedicated sales force of industry and product managers, who are focused on driving national and local sales. We also opportunistically engage in the sale of used equipment purchased from third parties or received via trade-ins from new equipment sales customers. In the majority of these cases, we will sell used equipment directly to customers, rather than relying on auctions. Activities in our TES segment consist of the production and sale of new and used specialty equipment and vocational trucks, which includes equipment from leading original equipment manufacturers ("OEMs") across our end-markets, as well as our Load King™ brand.

Aftermarket Parts and Services ("APS") Segment

The APS segment includes the sale of specialized aftermarket parts, including captive parts related to our Load King™ brand, used in the maintenance and repair of the equipment we sell and rent. Specialized tools, including stringing blocks, insulated hot stick, and rigging equipment, are sold or rented to our customers on an individual basis or in packaged specialty kits. We also provide truck and equipment maintenance and repair services, which are executed throughout our nationwide branch network and fleet of mobile technicians supported by our 24/7 call center based in Kansas City, Missouri.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

Our accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") and the accounting policies described below. Our consolidated financial statements include the accounts of all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The preparation of financial statements in accordance with GAAP requires that these Consolidated Financial Statements and most of the disclosures in these Notes be presented on a historical basis, as of or for the current annual period or prior annual periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2023-09, Income Taxes—Improvements to Income Tax Disclosures (Topic 740) ("ASU 2023-09"), which expands income tax disclosure requirements to include additional information related to the rate reconciliation of our effective tax rates to statutory rates as well as additional disaggregation of taxes paid. The amendments in the ASU also remove disclosures related to certain unrecognized tax benefits and deferred taxes. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The amendments may be applied prospectively or retrospectively. The Company adopted ASU 2023-09 on January 1, 2025, on a prospective basis, and has included the required updates in its consolidated financial statements and disclosures.

Recently Issued Accounting Standards

In December 2025, the FASB issued ASU 2025-11 — Interim Reporting (Topic 270): Narrow-Scope Improvements ("ASU 2025-11"), which is intended to improve the navigability of the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently assessing the impact of ASU 2025-11 may have on its consolidated financial statements and disclosures.

In September 2025, the FASB issued Accounting Standards Update No. 2025-06, Intangibles — Goodwill and Other — Internal-Use Software ("ASU 2025-06"), which amends the guidance for accounting for software costs to reflect current software development practices, including iterative and agile methodologies, by removing references to development stages. It also clarifies the criteria for capitalization, which begins when both of the following occur: (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Early adoption is permitted. The amendments may be applied either prospectively, retrospectively, or utilizing a modified transition approach. The Company is currently assessing the impact of ASU 2025-06 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective

Date ("ASU 2025-01"). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of the requirements on its consolidated financial statements and disclosures.

Revenue Recognition

We recognize revenue in accordance with two different accounting standards: Topic 606, Revenue from contracts with customers ("Topic 606"), and Topic 842, Leases ("Topic 842").

Under Topic 606, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. A "performance obligation" is a promise in a contract to transfer a distinct good or service to a customer and is the unit of account under Topic 606. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for such products or services. Our contracts with customers generally do not include multiple performance obligations.

Rental Revenue – Rental revenue is primarily comprised of revenues from rental agreements and freight charges billed to customers. We also charge customers for damaged equipment, which is assessed and billed at the time a rental asset is returned to the Company and recorded within Parts Sales and Services revenue. We record changes in the estimated collectability of operating lease trade receivables against rental revenue. Our rental contracts are for various types of equipment and tools under 28-day or monthly agreements which include automatic renewal provisions. The majority of our rental payments are due upon receipt, with a majority billed at the end of each 28-day or monthly period. Revenue is recognized ratably over the rental agreement period and in accordance with Topic 842. Unearned revenue is reported in deferred revenue and customer deposits in our consolidated balance sheets. We require our rental customers to maintain liability and property insurance covering the units during the rental term and to indemnify us from losses caused by the negligence of the customer, their employees or contractors during the rental term.

We also provide rental customers the opportunity to enter into contracts containing a rental purchase option ("RPO"). The RPO allows the customer to earn credit towards the purchase price of the leased equipment. The earned credit is based on rental payments made. Certain leases containing these purchase options are classified as sales-type leases because the RPO purchase price related to the leased equipment is considered to be a "bargain purchase option" in the lease. However, distinguishing a sales-type lease from an operating lease in the Company's portfolio of rental contracts involves assessing whether a customer's exercise of their purchase option meets the reasonably certain criteria of Topic 842. This assessment involves judgments about whether there exists a compelling economic reason for an exercise on the part of the customer, considering factors related to the rental contract itself, the underlying asset, specifics about the customer's financial situation and market conditions related to rentals of similar classes of assets. Revenue on these lease contracts is recognized at the point in time when the Company is reasonably certain that the criteria are met. Revenue from these leases is recorded as equipment sales in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Equipment Sales – We sell both new and used equipment. There are no rights of return or warranties offered on equipment sales. The contractual sales price for each individual equipment represents the standalone selling price. Our used equipment is of a sufficiently unique nature, based on specific characteristics such as its age and usage, that it does not have an observable standalone selling price. Equipment sales revenue is recognized upon the transfer of control of equipment. Except for equipment sold under bill-and-hold arrangements, control is transferred when title and physical possession of the equipment has transferred to the customer, which is at the point in time of customer pickup or when the equipment is delivered to a specified destination and the Company has a present right to payment. Payment is usually due within 30 days subsequent to transfer of control of the equipment. Additionally, revenue is recognized for upfit services on heavy-duty trucks and cranes.

We have bill and hold arrangements with a small number of customers who request to complete the purchase of equipment prior to their ability to take physical possession. In these cases, customers request that we retain physical possession of the equipment until customer pickup or delivery at a later date. Under these arrangements, control is transferred to the customer when the equipment is ready for transfer to the customer, the customer has taken legal title, and the Company has a present right to payment. Under the bill and hold arrangements, which are rare, we recognize sales only when all of the following criteria are met: 1) the customer's reason for the bill-and-hold arrangement is substantive, 2) the equipment is separately identified as belonging to the customer, 3) the equipment is ready for transfer to the customer and 4) we do not have the ability to use the equipment or direct it to another customer.

Parts Sales and Services – We sell aftermarket parts and services. We derive our services revenue primarily from maintenance and repair services on heavy-duty trucks and cranes. Revenue from these services includes parts sales needed to complete the service work. We recognize services revenue as the service work is completed. We record revenue on a point in time basis as parts are delivered. The amount of consideration we receive for parts is based upon a list price net of discounts and incentives, and the impact of such variable consideration is factored into the amount of revenue we recognize at any point in time. The amount of consideration received for services is based upon labor hours expended and parts utilized to perform and complete the necessary services for our customers. There are no rights of return or warranties offered on parts sales. Payment is usually due and collected within 30 days subsequent to delivery of parts or performance of service.

We record sales tax billed to customers and remitted to governmental authorities on a net basis and, consequently, these amounts are excluded from revenues and expenses. Sales taxes are recorded as accrued expenses when billed.

Shipping and Handling Costs – We classify shipping and handling fees billed to customers related to the placement of rental units as rental revenue in our Consolidated Statements of Operations and Comprehensive Income (Loss). We include the related shipping and handling costs in cost of rental revenue, excluding depreciation, in our Consolidated Statements of Operations and Comprehensive Income (Loss). Shipping and handling fees billed to customers related to the sale of equipment and parts are recorded as equipment sales or parts sales and services revenue, respectively. The related shipping and handling costs are recorded in cost of equipment sales or cost of parts sales and services, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and short-term investments with remaining maturities of three months or less when acquired. The carrying amount of cash and cash equivalents approximates its fair value. The Company maintains deposits at financial institutions in excess of federally insured limits.

Trade Receivables and Allowance for Credit Losses

We are exposed to credit losses from trade receivables generated through our leasing, sales and service businesses. We assess each customer's ability to pay for the products and services by conducting a credit review. The credit review considers expected billing exposure and timing for payment and the customer's established credit rating. We perform a credit review of new customers at inception of the customer relationship and, for existing customers, when the customer transacts new leases or product orders after a period of dormancy. We also consider contract terms and conditions, country risk and business strategy in the evaluation.

We monitor ongoing credit exposure through an active review of customer balances against contract terms and due dates. We may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. The allowances for credit losses reflect the estimate of the amount of receivables that management assesses will be unable to be collected based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. This estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease the allowances. We review the adequacy of the allowance on a quarterly basis. The allowance for doubtful accounts is included in accounts receivable, net on our Consolidated Balance Sheets.

Accounts receivable, net consisted of the following:

(in $000s)	December 31, 2025	December 31, 2024
Accounts receivable	$ 213,472	$ 233,688
Less: allowance for doubtful accounts	(17,931)	(17,815)
Accounts receivable, net	$ 195,541	$ 215,873

The relationship between provision for losses on accounts receivable and allowance for doubtful accounts is presented below:

(in $000s)	Year Ended December 31,		
	2025	2024	2023
Allowance - beginning of period	$ 17,815	$ 17,503	$ 19,241
Provision for losses on accounts receivable	9,441	10,777	8,585
Accounts written off during period, net of recoveries	(9,325)	(10,465)	(10,323)
Allowance - end of period	$ 17,931	$ 17,815	$ 17,503

Specifically identifiable lease revenue receivables not deemed probable of collection are recorded as a reduction of rental revenue. The remaining provision for credit losses, which relates to product sales and services, is recorded in selling, general and administrative expense.

Inventory

Inventory is carried at the lower of cost or net realizable value. The Company periodically reviews inventories on hand and maintains reserves for slow-moving, excess, or obsolete inventories.

Whole goods inventory is comprised of chassis, attachments (i.e., boom cranes, aerial lifts, digger derricks, dump bodies, etc.), and the in-process costs incurred in the final assembly of those units. As part of our business model, we sell unassembled individual whole goods and whole goods with varying levels of customization direct to consumers or dealers. Whole goods inventory also includes new equipment purchased specifically for resale to customers, which purchases are recorded directly to inventory when received. Cost is determined by specific identification for whole goods inventory. Aftermarket parts and services inventories are recorded at standard cost.

Rental Equipment and Property and Equipment

Rental Equipment

Rental equipment is primarily comprised of the cost of truck-mounted aerial lifts, cranes, trucks, trailers, digger derricks, line equipment, cranes, pressure diggers, underground and other machinery and equipment. The rental equipment we purchase is recorded at cost and depreciated over the estimated rentable life of the equipment using the straight-line method over useful lives, depending on product categories, ranging from 1 to 7 years, to an estimated residual value, depending on product categories, ranging from 0% to 35% of cost. Depreciation of rental equipment commences when a rental unit is placed into the rental fleet and becomes available to rent and the cost is depreciated whether or not the equipment is on rent. We reevaluate the estimated rentable life as rental equipment is purchased, estimating the period that the asset will be held, considering factors such as historical rental activity and expectations of future rental activity. We also reevaluate the estimated residual values of the applicable rental equipment. The residual value of equipment is affected by factors that include equipment age, amount of usage and market conditions. Market conditions for used equipment sales can also be affected by external factors such as the economy, natural disasters, fuel prices, supply of similar used equipment, the market price for similar new equipment, and incentives offered by manufacturers of new equipment. These factors are considered when estimating future residual values and depreciation periods.

Expenditures for repair and maintenance that extend the useful life of the equipment and are necessary to keep an equipment unit in rentable condition are capitalized and depreciated over the estimated remaining useful life of the equipment, which is the period the repair and maintenance is expected to provide future economic benefit. When making repairs, we dispose of damaged and replaced components at their net carrying values. The cost of routine and recurring maintenance activities related to the rental fleet are charged to expense as incurred.

Property and Equipment

Property and equipment is primarily comprised of land, buildings and improvements, machinery and equipment, and vehicles and is carried at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method based on useful lives ranging from three to 39.5 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Leasehold improvements are depreciated over the lesser of the improvement's useful life or the remaining lease term.

Leases as Lessee

We determine if an arrangement is a lease at inception of an arrangement. Operating and finance lease assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Lease assets represent the Company's right to use an underlying asset for the lease term, while lease liabilities represent the Company's obligation to make lease payments arising from the lease. As most leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the lease commencement date, in determining the present value of lease payments. The length of a lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise those options. The Company does not recognize lease assets or liabilities for leases with a term of 12 months or less, and it recognizes these lease payments as lease cost on a straight-line basis over the lease term. We do not separate lease and non-lease components. The Company applies a portfolio approach to determine the discount rate for leases with similar characteristics.

For our leases classified as operating, the ROU asset is measured throughout the lease term at the carrying amount of the lease liability, plus unamortized initial direct costs, plus/(minus) any unamortized prepaid/(accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Goodwill

We recognize goodwill when the purchase price of an acquired business exceeds the fair value of identifiable net assets acquired, and goodwill is assigned to each of our three reporting units, which are ERS, TES and APS. Goodwill is not amortized for financial reporting purposes. See Note 10: Goodwill and Intangible Assets for summary of goodwill balances by reporting unit.

We perform our assessment of goodwill impairment utilizing either a qualitative or quantitative impairment test, and we perform our test at least annually. Our annual assessment date is October 1, and we perform impairment tests in interim periods (e.g. other than October 1) when factors are identified that could indicate goodwill of any of our reporting units may be impaired. Examples of such factors may include a significant adverse change in business climate, weakness in an industry in which our reporting units operate or recent significant cash or operating losses with expectations that those losses will continue. The qualitative and quantitative impairment tests are described further below.

Qualitative Impairment Test – The qualitative impairment test assesses company-specific, industry, market and general economic factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or we elect not to use the qualitative impairment test, a quantitative impairment test is performed.

Quantitative Impairment Test – The quantitative impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount with the fair value of a reporting unit being estimated by using a discounted cash flow model (the "income approach") that calculates fair value as the present value of expected cash flows of the reporting unit. Additionally, a market analysis is performed that encompasses an analysis of comparable publicly-traded companies (the "market approach").

Determining the fair value of a reporting unit requires judgment and the use of significant estimates that include assumptions about the reporting unit's future revenue (considering expectations about rental and sales volumes and prices as well as capital spending related to the end-markets we serve), profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among other assumptions. The fair value of each reporting unit is determined using a weighted combination of the income and market approaches. We believe that the estimates and assumptions used in our impairment assessments are reasonable and based on available market information. We use a discounted cash flow methodology for the income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate that reflects the best estimate of the risk adjusted cost of capital at each reporting unit. Changes in these estimates, many of which fall under Level 3 within the fair value measurement hierarchy (refer to Note 2: Summary of Significant Accounting Policies – Fair Value Measurements to the consolidated financial statements included in this Annual Report on Form 10-K), could change our conclusion regarding the impairment of goodwill assets and potentially reduce the carrying value of goodwill on our balance sheet and reduce our income in the year in which it is recorded.

The following is a discussion of the estimates and assumptions from our October 1, 2025 quantitative impairment test for the ERS, TES and APS reporting units:

- The risk adjusted cost of capital varies by reporting unit and was in the range of 9.5% to 10.0% and represents our estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise.

- Our projections were based on our assessment of macroeconomic variables, industry trends and market opportunities, as well as our strategic objectives and future growth plans. Revenue growth rates assumed ranged from approximately 4% to 10% for 2026 and from approximately 3% to 12% for 2027 and beyond. EBITDA Margin assumed ranged from approximately 4% to 45% for 2026 and from approximately 5% to 47% for 2027 and beyond.

As a result of completing our October 1, 2025 quantitative impairment test, we determined that the fair value of the ERS, TES and APS reporting units exceeded their carrying values by 34%, 14% and 81%, respectively. While there is no "bright line" to determine whether or not a reporting unit's fair value is substantially in excess of its carrying amount ("cushion"), significant adverse changes in business climate, weakness in an industry in which our reporting units operate (for example, electric utility T&D, telecom, rail and general infrastructure) or significant cash or operating losses and changes in expectations of profitability could reduce the amounts of cushion applicable to our reporting units and result in impairment of one or more of our reporting units' goodwill. As a result of our analyses, the Company determined that there was no impairment of goodwill.

Impairment of Long-Lived Assets, including Intangible Assets

We evaluate the carrying value of long-lived assets held for use, including rental equipment and definite-lived intangible assets, for impairment whenever an event or circumstance has occurred (such as a significant adverse change in the business climate, operating performance metrics, or legal factors) which suggests that the carrying value may not be recoverable. Impairment of a long-lived asset held for use (or relative asset group, if applicable) is measured when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

Other intangible assets consist of customer relationships, non-compete agreements and trade names. We amortize intangible assets with finite lives over the period the economic benefits are estimated to be consumed. Definite lived intangibles are amortized using the straight-line method over their useful life, as we believe this method best matches the pattern of economic benefit. See Note 10: Goodwill and Intangible Assets for additional information.

Fair Value Measurements

Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets and liabilities. These inputs can be readily observable, market corroborated, or generally unobservable.

Fair Value Hierarchy - In measuring fair value, we use observable market data when available and minimize the use of unobservable inputs. Unobservable inputs may be required to value certain financial instruments due to complexities in contract terms. Inputs used in fair value measurements are categorized into three fair value hierarchy levels for disclosure purposes. The entire fair value measurement is categorized based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are:

> *Level 1* - Inputs that reflect unadjusted quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with both sufficient frequency and volume to provide pricing information on an ongoing basis.

> *Level 2* - Inputs that reflect quoted prices for similar assets and liabilities are available in active markets, and inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

> *Level 3* - Inputs that are generally less observable or from unobservable sources in which there is little or no market data. These inputs may be used with internally developed methodologies that result in our best estimate of fair value.

Valuation Techniques - Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

> *Market approach* - Technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

> *Income approach* - Technique that converts future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing, and excess earnings models).

> *Cost approach* - Technique that estimates the amount that would be required to replace the service capacity of an asset (i.e., replacement cost).

Assets and Liabilities with Recurring Fair Value Measurements - Certain assets and liabilities may be measured at fair value on an ongoing basis. We did not elect to apply the fair value option for recording financial assets and financial liabilities. We do not have any assets or liabilities which we measure at fair value on a recurring basis.

Assets and Liabilities with Nonrecurring Fair Value Measurements - Certain assets and liabilities are not measured at fair value on an ongoing basis. These assets and liabilities, which include long-lived assets, goodwill, and intangible assets, are subject to fair value adjustment in certain circumstances. From time to time, the fair value is determined on these assets as part of related impairment tests. For certain assets and liabilities acquired in business combinations, we record the fair value as of the acquisition date. Other than acquisition adjustments, no adjustments to fair value or fair value measurements were required for non-financial assets and liabilities for all periods presented. See Note 10: Goodwill and Intangible Assets and Note 14: Fair Value Measurements for additional information.

Deferred Financing Costs

Direct costs incurred in connection with the issuance, and amendments thereto, of our debt are capitalized and amortized over the terms of the respective agreements using the effective interest method, or the straight-line method when not materially different than the effective interest method. The net carrying value of deferred financing costs are classified as a reduction to long-term debt in the Consolidated Balance Sheets (see Note 8: Long-Term Debt). The amortization is included in interest expense on our Consolidated Statements of Operations and Comprehensive Income (Loss).

Accrued Expenses

Accrued expenses consisted of the following:

(in $000s)	December 31, 2025	December 31, 2024
Accrued interest	$ 23,779	$ 25,965
Accrued salaries, wages and benefits	34,064	32,850
Accrued sales taxes	7,344	5,271
Other	4,041	5,263
Total accrued expenses	$ 69,228	$ 69,349

Cloud Computing Arrangement Implementation Costs

The Company has entered into certain cloud-based hosting agreements that are accounted for as service contracts. For internal-use software obtained through a hosting arrangement that is a service contract, the Company capitalizes certain implementation costs, such as costs incurred to integrate, configure, and customize internal-use software, which are consistent with costs incurred during the application development stage for on-premises software. These capitalized development costs are recorded in other assets on our Consolidated Balance Sheets. Capitalized implementation costs are amortized straight-line over the term of the hosting arrangement plus any reasonably certain renewal periods, which together ranges from three years to 10 years.

Cloud computing arrangements, net included in other assets in the Consolidated Balance Sheets consisted of the following:

(in $000s)	December 31, 2025	December 31, 2024
Cloud computing arrangements	$ 36,725	$ 36,725
Less: accumulated amortization	(26,258)	(21,977)
Cloud computing arrangements, net	$ 10,467	$ 14,748

Amortization expense for these assets is included in selling, general, and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss). For the years ended December 31, 2025, 2024, and 2023, amortization expense was $4.3 million, $6.9 million and $6.4 million, respectively.

Advertising Costs

We promote our business through various industries media channels, and expense advertising costs as incurred to selling, general, and administrative expenses. For the years ended December 31, 2025, 2024, and 2023, advertising costs were approximately $6.7 million, $6.2 million and $3.3 million, respectively.

Share-Based Compensation

The fair value of equity-classified awards is determined at the grant date using techniques appropriate for the awards, which we use to determine compensation expense over the service period. We recognize compensation expense for our share-based payments over the requisite service period for the entire award and forfeitures are recognized as they occur. See Note 13: Share-Based Compensation for additional information.

Income Taxes

We utilize the asset and liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial accounting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more-likely-than-not to be realized in future periods. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The effect on net deferred tax assets and liabilities resulting from a change in tax rates is recognized as income or expense in the period that the change in tax rates is enacted.

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are applied in the calculation of the deferred income tax expense or benefit associated with certain deferred tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Our income tax returns are subject to examination by federal, state and foreign tax authorities. There may be differing interpretations of tax laws and regulations, and as a result, disputes may arise with these tax authorities involving the timing and amount of deductions and allocation of income. With the exception of net operating loss carryforwards, we are generally no longer subject to federal, state, local, and foreign income tax examinations by tax authorities for years ending on or prior to December 31, 2020.

We recognize uncertain income tax positions if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Our determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet recognition and measurement standards. Our policy is to record interest and penalties related to unrecognized tax benefits in income tax expense (benefit) on our Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2025 and 2024, our uncertain income tax positions, unrecognized tax benefits, and accrued interest were not material.

Acquisition Accounting

We have made acquisitions of businesses in the past and may continue to make acquisitions in the future. The assets acquired and liabilities assumed are recorded based on their respective fair values at the date of acquisition. Long-lived assets (principally rental equipment), goodwill and other intangible assets generally represent the largest components of our acquisitions. Rental equipment is valued utilizing either a cost, market or income approach, or a combination of certain of these methods, depending on the asset being valued and the availability of market or income data. The intangible assets that we have acquired are non-compete agreements, customer relationships and trade names and associated trademarks. The estimated fair values of these intangible assets reflect various assumptions about discount rates, revenue growth rates, operating margins, royalty rates, customer attrition rates, terminal values, useful lives and other prospective financial information. Goodwill is calculated as the excess of the cost of the acquired entity over the net of the fair value of the assets acquired and the liabilities assumed. Non-compete agreements, customer relationships and trade names and associated trademarks are valued based on an excess earnings or income approach based on projected cash flows.

Determining the fair value of the assets and liabilities acquired is judgmental in nature and can involve the use of significant estimates and assumptions. The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated life of the assets, can materially impact net income (loss) in periods subsequent to the acquisition because of depreciation and amortization, and in certain instances through impairment charges if the asset becomes impaired in the future. As discussed above, we regularly review long-lived assets for impairments.

When we make an acquisition of business, we also acquire other assets and assume liabilities. These other assets and liabilities typically include, but are not limited to, parts inventory, accounts receivable, accounts payable and other working capital items. Because of their short-term nature, the fair values of these other assets and liabilities generally approximate the carrying values on the acquired entities' balance sheets.

Note 3: Revenue

Revenue Disaggregation

Geographic Areas

The Company had total revenue in the following geographic areas:

		Year Ended December 31,					
(in $000s)		**2025**		**2024**		**2023**	
United States	$	1,904,355	$	1,755,222	$	1,816,471	
Canada		39,602		47,058		48,629	
Total Revenue	$	1,943,957	$	1,802,280	$	1,865,100	

Major Product Lines and Services

Equipment leasing and equipment sales are the core businesses of the Company, with leasing complemented by the sale of rental units from the rental fleet. The Company's revenue by major product and service line are presented in the tables below.

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
(in $000s)	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total	Topic 842	Topic 606	Total
Rental:									
Rental	$ 480,594	$ —	$ 480,594	$ 422,295	$ —	$ 422,295	$ 453,696	$ —	$ 453,696
Shipping and handling	—	25,604	25,604	—	20,658	20,658	—	25,214	25,214
Total rental revenue	480,594	25,604	506,198	422,295	20,658	442,953	453,696	25,214	478,910
Sales and services:									
Equipment sales	5,989	1,298,494	1,304,483	9,849	1,213,187	1,223,036	58,064	1,195,389	1,253,453
Parts and services	10,999	122,277	133,276	10,125	126,166	136,291	22,124	110,613	132,737
Total sales and services	16,988	1,420,771	1,437,759	19,974	1,339,353	1,359,327	80,188	1,306,002	1,386,190
Total revenue	$ 497,582	$1,446,375	$1,943,957	$ 442,269	$1,360,011	$1,802,280	$ 533,884	$1,331,216	$1,865,100

Rental revenue is primarily comprised of revenues from rental agreements and freight charges billed to customers. Equipment sales recognized pursuant to sales-type leases are recorded within equipment sales revenue. Charges to customers for damaged rental equipment are recorded within parts and services revenue. Parts and services revenue includes $31.0 million, $27.2 million and $30.0 million related to services provided to customers for the years ended December 31, 2025, 2024, and 2023, respectively.

Receivables, Contract Assets and Liabilities

As of December 31, 2025 and 2024, the Company had net receivables related to contracts with customers of $96.0 million and $119.9 million, respectively. As of December 31, 2025 and 2024, the Company had net receivables related to rental contracts of $99.5 million and $95.9 million, respectively.

The Company manages credit risk associated with its accounts receivable at the customer level. Because the same customers generate the revenues that are accounted for under both Topic 606 and Topic 842, the discussions below on credit risk and the Company's allowance for credit losses address the Company's total revenues. Concentration of credit risk with respect to the Company's receivables is limited because of a large number of geographically diverse customers who operate in a variety of end user markets. The Company manages credit risk through credit approvals, credit limits, and other monitoring procedures.

The Company's allowance for credit losses reflects its estimate of the amount of receivables that it will be unable to collect. The estimated losses are based upon a review of outstanding receivables, the related aging, including specific accounts if deemed necessary, and on the Company's historical collection experience. The estimated losses are calculated using the loss rate method based upon a review of outstanding receivables, related aging, and historical collection experience. The Company's estimates reflect changing circumstances, including changes in the economy or in the particular circumstances of individual customers, and, as a result, the Company may be required to increase or decrease its allowance. See Note 2: Summary of Significant Accounting Policies for further information regarding allowance for credit losses.

When customers are billed for rentals in advance of the rental period, the Company defers recognition of revenue. As of December 31, 2025 and 2024, the Company had approximately $3.6 million and $4.8 million, respectively, of deferred rental revenue. All of the $4.8 million deferred rental revenue as of December 31, 2024 was recognized during the year ended December 31, 2025. Additionally, the Company collects deposits from customers for orders placed for equipment and rentals. The Company had approximately $19.9 million and $21.5 million in deposits as of December 31, 2025 and 2024, respectively. All of the $21.5 million deposit liability balance as of December 31, 2024 was recognized as revenue during the year ended December 31, 2025 due to performance obligations being satisfied. The Company's remaining performance obligations on its equipment deposit liabilities have original expected durations of one year or less.

The Company does not have material contract assets, and it did not recognize any material impairments of any contract assets.

The primary costs to obtain contracts for new and rental unit sales with the Company's customers are commissions. The Company pays its sales force commissions related to the sale and rental of new and used units. For new unit and rental unit sales, the period benefited by each commission is less than one year. As a result, the Company expenses commissions as incurred.

Note 4: Sales-Type Leases

Revenue from rental agreements qualifying as sales-type leases was as follows:

(in $000s)	Year Ended December 31,					
	2025		**2024**		**2023**	
Equipment sales	$	5,989	$	9,849	$	58,064
Cost of equipment sales		4,789		9,425		55,716
Gross profit	$	1,200	$	424	$	2,348

As these transactions remained under rental contracts, $7.0 million, $16.3 million and $28.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, were billed under the contracts as rentals. Interest income from financing receivables was $4.6 million, $11.3 million and $16.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company's financing receivables are related to sales-type leases and are collateralized by a security interest in the underlying equipment. As of both December 31, 2025 and 2024, financing receivables, net was $8.9 million.

Note 5: Inventory

Inventory consisted of the following:

(in $000s)	December 31, 2025		December 31, 2024	
Whole goods	$	810,749	$	913,571
Aftermarket parts and services inventory		120,190		135,733
Inventory	$	930,939	$	1,049,304

Note 6: Floor Plan Financing

Floor plan payables represent financing arrangements to facilitate the Company's purchase of new and used trucks, cranes, and construction equipment inventory. All floor plan payables are collateralized by the inventory financed. These payables become due and payable upon the sale, transfer, or reclassification of each unit of inventory. Certain floor plan arrangements require the Company to satisfy various financial ratios consistent with those under the ABL Facility. See Note 8: Long-Term Debt. As of December 31, 2025, the Company was in compliance with these covenants.

The amounts owed under floor plan payables are summarized as follows:

(in $000s)	December 31, 2025		December 31, 2024	
Trade				
Daimler Truck Financial	$	137,225	$	166,409
PACCAR Financial Corp		140,742		129,899
Ford Motor Credit Company, LLC		13,248		34,190
Trade floor plan payables	$	291,215	$	330,498
Non-trade				
PNC Equipment Finance, LLC	$	366,208	$	470,830
Non-trade floor plan payables	$	366,208	$	470,830

Interest on outstanding floor plan payable balances is due and payable monthly. Floor plan interest expense was $52.7 million, $61.2 million and $36.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Trade Floor Plan Financing:

Daimler Truck Financial

The Company is party to the Wholesale Financing Agreement with Daimler Truck Financial (the "Daimler Facility") which bore interest at a rate of the U.S. Prime plus 0.80% after an initial interest free period of up to 150 days. On January 1, 2025, the interest rate was updated to U.S. Prime Rate. The total borrowing capacity under the Daimler Facility is $225.0 million, however, from time to time, Daimler extends credit to the Company in excess of this amount. The Daimler agreement is evergreen and is subject to termination by either party through written notice.

PACCAR

The Company has an Inventory Financing Agreement with PACCAR Financial Corp that provides the Company with a line of credit of $225.0 million to finance inventory purchases of new Peterbilt and/or Kenworth trucks, tractors, and chassis. Amounts borrowed against this line of credit incur interest at a rate of the U.S. Prime Rate minus 0.71%. The PACCAR agreement extends automatically each April and is subject to termination by either party through written notice.

Ford Motor Credit Company, LLC

The Company is party to the Master Loan and Security Agreement with Ford Motor Credit Company, LLC (the "FMCC Facility"), which allows the Company to enter into individual loan supplements which bear interest based on the bank prime loan rate as reported by the Federal Reserve Board for the Friday preceding the last Monday of a given month. The total borrowing capacity under the FMCC Facility as of December 31, 2025 was $42.0 million. The FMCC agreement is evergreen and is subject to termination by either party through written notice.

References to the U.S. Prime Rate in the foregoing agreements represent the rate as published in The Wall Street Journal.

Non-Trade Floor Plan Financing:

PNC Equipment Finance, LLC

The Company has an Inventory Loan, Guaranty and Security Agreement (the "Loan Agreement") with PNC Equipment Finance, LLC. On August 25, 2025, the Company renewed the Loan Agreement for an additional one year. The Loan Agreement, as of December 31, 2025, provides the Company with a $475.0 million revolving credit facility, which matures on August 25, 2026 and bears interest at a three-month term secured overnight financing rate ("SOFR") plus 3.00%.

Note 7: Rental Equipment and Property and Equipment

Rental equipment, net consisted of the following:

(in $000s)	December 31, 2025	December 31, 2024
Rental equipment	$ 1,664,178	$ 1,522,710
Less: accumulated depreciation	(577,500)	(521,059)
Rental equipment, net	$ 1,086,678	$ 1,001,651

Property and equipment, net consisted of the following:

(in $000s)	December 31, 2025	December 31, 2024
Buildings and leasehold improvements	$ 71,210	$ 68,942
Vehicles	40,033	38,492
Land and improvements	29,676	26,871
Machinery and equipment	41,406	38,470
Furniture and fixtures	4,515	4,416
Construction in progress	18,948	3,667
Total property and equipment	205,788	180,858
Accumulated depreciation	(63,262)	(49,935)
Property and equipment, net	$ 142,526	$ 130,923

Note 8: Long-Term Debt

Debt obligations and associated interest rates consisted of the following:

(in $000s)	December 31, 2025		December 31, 2024		December 31, 2025	December 31, 2024
ABL Facility	$	697,975	$	582,900	6.1%	7.1%
2029 Secured Notes		920,000		920,000	5.5%	5.5%
2023 Credit Facility		17,297		17,648	5.8%	5.8%
Notes payable		25,487		27,102	3.1%-7.0%	3.1%-7.0%
Total debt outstanding		1,660,759		1,547,650		
Deferred financing fees		(15,549)		(19,926)		
Total debt, net of deferred financing fees		1,645,210		1,527,724		
Less: current maturities		(25,858)		(7,842)		
Long-term debt	$	1,619,352	$	1,519,882		

ABL Facility

In connection with the Acquisition, we entered into a senior secured asset-based revolving credit agreement (as amended from time to time, the "ABL Credit Agreement"), with Bank of America, N.A., as administrative agent and collateral agent, and certain other lenders party thereto, consisting of a first lien senior secured asset-based revolving credit facility (the "ABL Facility").

The ABL Facility provides for revolving loans, in an amount equal to the lesser of the then-current borrowing base (described below) and the committed maximum borrowing capacity of $950.0 million, with a $75.0 million swingline sublimit, and letters of credit in an amount equal to the lesser of (a) $50.0 million and (b) the aggregate unused amount of commitments under the ABL Facility then in effect. The ABL Facility permits Nesco Holdings II, Inc., our wholly owned subsidiary (the "Borrower"), to incur additional capacity under the ABL Facility in an aggregate amount equal to the greater of (i) the greater of (x) $250.0 million and (y) 60.0% of Consolidated EBITDA (as defined in the ABL Credit Agreement), and (ii) the Specified Suppressed Availability (as defined in the ABL Credit Agreement).

Borrowings under the ABL Facility are limited by a borrowing base calculation based on the sum of, without duplication:

> (a) 90.0% of book value of eligible accounts of Borrower and certain ABL Guarantors (as defined in the ABL Credit Agreement); plus

> (b) the lesser of (i) 75.0% of book value of eligible parts inventory of the Borrower and certain ABL Guarantors (subject to certain exceptions) and (ii) 90.0% of the net orderly liquidation value of eligible parts inventory of Borrower and certain ABL Guarantors; plus

> (c) the sum of (i) 95.0% of the net book value of the eligible fleet inventory of the Borrower and certain ABL Guarantors that has not been appraised and (ii) 85.0% of the net orderly liquidation value of the eligible fleet inventory of the Borrower and certain ABL Guarantors that has been appraised; plus

> (d) 100.0% of eligible cash of the Borrower and certain ABL Guarantors; minus

> (e) any reserves established by the administrative agent from time to time.

As of December 31, 2025, borrowing availability under the ABL Facility was $248.1 million, and outstanding standby letters of credit were $4.0 million.

Borrowings under the ABL Facility bears interest at a floating rate, which, at Borrower's election, could be (a) in the case of U.S. dollar denominated loans, either (i) SOFR plus an applicable margin or (ii) the base rate plus an applicable margin; or (b) in the case of Canadian dollar denominated loans, the Canadian Overnight Repo Rate Average ("CORRA") rate plus an applicable margin. The applicable margin varies based on Average Availability from (a) with respect to base rate loans, 0.50% to 1.00% and (b) with respect to SOFR loans and CORRA rate loans, 1.50% to 2.00%. In addition, there is a leverage based step-down to the pricing grid otherwise based on Average Availability (as defined in the ABL Credit Agreement). The ability to draw under the ABL Facility or issue letters of credit thereunder is conditioned upon, among other things, delivery of prior written notice of a borrowing or issuance, as applicable, the ability to reaffirm the representations and warranties contained in the ABL Credit Agreement and the absence of any default or event of default under the ABL Facility.

The Borrower is required to pay a commitment fee to the lenders under the ABL Facility in respect of the unutilized commitments thereunder at a rate equal to 0.250% per annum based on average daily usage. The Borrower must also pay customary letter of credit and agency fees.

The balance outstanding under the ABL Facility will be due and payable on August 9, 2029, or, if earlier, the date that is 91 days prior to the maturity date of our existing senior notes or any debt that refinances such existing notes. The Borrower may, at any time and from time to time, prepay, without premium or penalty, any borrowing under the ABL Facility and terminate, or from time to time reduce, the commitments under the ABL Facility.

The obligations under the ABL Facility are guaranteed by Capitol Investment Merger Sub 2, LLC, the Borrower and each of the Borrower's existing and future direct and indirect wholly owned domestic restricted subsidiaries, subject to certain exceptions, as well as certain of the Borrower's material Canadian subsidiaries (the "ABL Guarantors"). The obligations under the ABL Facility and the guarantees of those obligations are secured by (subject to certain exceptions): (i) a first priority pledge by each ABL Guarantor of all of the equity interests of restricted subsidiaries directly owned by such ABL Guarantors (limited to 65% of voting capital stock in the case of foreign subsidiaries owned directly by a U.S. subsidiary and subject to certain other exceptions in the case of non-wholly owned subsidiaries) and (ii) a first priority security interest in substantially all of the ABL Guarantors' present and after-acquired assets (subject to certain exceptions).

The ABL Facility contains customary negative covenants for transactions of this type, including covenants that, among other things, limit the Borrower's and its restricted subsidiaries' ability to: incur additional indebtedness; pay dividends, redeem stock, or make other distributions; repurchase, prepay or redeem subordinated indebtedness; make investments; create restrictions on the ability of Borrower's restricted subsidiaries to pay dividends to the Borrower; create liens; transfer or sell assets; consolidate, merge, sell, or otherwise dispose of all or substantially all of the Borrower's assets; enter into certain transactions with the Borrower's affiliates; and designate subsidiaries as unrestricted subsidiaries, in each case subject to certain exceptions, as well as a restrictive covenant applicable to each Specified Floor Plan Company (as defined in the ABL Credit Agreement) limiting its ability to own certain assets and engage in certain lines of business. The covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or upon multiple pro forma measures depending on the purpose of any such dividend payments or distributions the Borrower and its restricted subsidiaries are permitted to make. In addition, the ABL Facility contains a springing financial covenant that requires the Borrower and its restricted subsidiaries to maintain a Consolidated Fixed Charge Coverage Ratio (as defined in the ABL Credit Agreement) of at least 1.00 to 1.00; provided that the financial covenant shall only be tested when Specified Excess Availability (as defined in the ABL Credit Agreement) under the ABL Facility is less than the greater of (i) 10.0% of the Line Cap (as defined in the ABL Credit Agreement) and (ii) $60.0 million (the "FCCR Test Amount"), in which case it shall be tested at the end of each succeeding fiscal quarter thereafter until the date on which Specified Excess Availability has exceeded the FCCR Test Amount for 30 consecutive calendar days. As of December 31, 2025, Specified Excess Availability under the ABL Facility exceeded the required threshold and, as a result, this financial covenant was inapplicable.

The ABL Facility provides for a number of customary events of default, including, among others, and in each case subject to an applicable grace period: payment defaults to the lenders; covenant defaults; material inaccuracies of representations and warranties; failure to pay certain other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; voluntary and involuntary bankruptcy proceedings; material judgments for payment of money exceeding a specified amount; and certain change of control events. The occurrence of an event of default could result in the acceleration of obligations and the termination of revolving commitments under the ABL Facility.

2029 Secured Notes

In connection with the Acquisition, the Issuer issued $920.0 million in aggregate principal amount of 5.50% senior secured second lien notes due 2029 (the "2029 Secured Notes"). The 2029 Secured Notes were issued pursuant to an indenture, dated as of April 1, 2021, between the Nesco Holdings II, Inc., our wholly owned subsidiary (the "Issuer"), Wilmington Trust, National Association, as trustee and the guarantors party thereto (the "Indenture"). The Issuer pays interest on the 2029 Secured Notes semi-annually in arrears on April 15 and October 15 of each year, commencing on October 15, 2021. Unless earlier redeemed, the 2029 Secured Notes will mature on April 15, 2029.

Ranking and Security

The 2029 Secured Notes are jointly and severally guaranteed on a senior secured basis by Capitol Investment Merger Sub 2, LLC and, subject to certain exceptions, each of the Issuer's existing and future wholly owned domestic restricted subsidiaries that is an obligor under the ABL Credit Agreement or certain other capital markets indebtedness. Under the terms of the Indenture, the 2029 Secured Notes and the related guarantees rank senior in right of payment to all of the Issuer's and the guarantors' subordinated indebtedness and are effectively senior to all of the Issuer's and the guarantors' unsecured indebtedness, and indebtedness secured by liens junior to the liens securing the 2029 Secured Notes, in each case, to the extent of the value of the collateral securing the 2029 Secured Notes. The 2029 Secured Notes and the related guarantees rank equally in right of payment with all of the Issuer's and the guarantors' senior indebtedness, without giving effect to collateral arrangements, and effectively equal to all of the Issuer's and the guarantors' senior indebtedness secured on the same priority basis as the 2029 Secured Notes. The 2029 Secured Notes and the related guarantees are effectively subordinated to any of the Issuer's and the guarantors' indebtedness that is secured by assets that do not constitute collateral for the 2029 Secured Notes to the extent of the value of the assets securing such indebtedness, and indebtedness that is secured by a senior-priority lien, including the ABL Credit Agreement to the extent of the value of the collateral securing such indebtedness, and are structurally subordinated to the liabilities of the Issuer's non-guarantor subsidiaries.

Optional Redemption Provisions and Repurchase Rights

At any time, upon not less than 10 nor more than 60 days' notice, the Issuer may redeem the 2029 Secured Notes, at its option, in whole or in part, at any time, subject to the payment of a redemption price together with accrued and unpaid interest, if any, to, but not including, the applicable redemption date. The redemption price includes a call premium that varies (from 2.750% to 0.000%) depending on the year of redemption.

Subject to certain exceptions, the holders of the 2029 Secured Notes also have the right to require the Issuer to repurchase their 2029 Secured Notes upon the occurrence of a change in control, as defined in the Indenture, at an offer price equal to 101% of the principal amount of the 2029 Secured Notes plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

In addition, if the Issuer or any of its restricted subsidiaries sells assets, under certain circumstances, the Issuer is required to use the net proceeds to make an offer to purchase the 2029 Secured Notes at an offer price in cash equal to 100% of the principal amount of the 2029 Secured Notes plus accrued and unpaid interest to, but not including, the repurchase date.

In connection with any offer to purchase all or any of the 2029 Secured Notes (including a change of control offer and any tender offer), if holders of no less than 90% of the aggregate principal amount of the 2029 Secured Notes validly tender their 2029 Secured Notes, the Issuer or a third party is entitled to redeem any remaining 2029 Secured Notes at the price offered to each holder.

Restrictive Covenants

The Indenture contains covenants that limit the Issuer's (and certain of its subsidiaries') ability to, among other things: (i) incur additional debt or issue certain preferred stock; (ii) pay dividends, redeem stock, or make other distributions; (iii) make other restricted payments or investments; (iv) create liens on assets; (v) transfer or sell assets; (vi) create restrictions on payment of dividends or other amounts by the Issuer to the Issuer's restricted subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; or (ix) designate the Issuer's subsidiaries as unrestricted subsidiaries. The covenants governing the payment of dividends and making other distributions are based upon a combination of fixed amounts, percentages of Adjusted EBITDA or upon multiple pro forma measures depending on the purpose of any such dividend payments or distributions the Issuer and its restricted subsidiaries are permitted to make.

Events of Default

The Indenture provides for customary events of default, including non-payment, failure to comply with covenants or other agreements in the Indenture, and certain events of bankruptcy or insolvency. If an event of default occurs and continues with respect to the 2029 Secured Notes, the trustee or the holders of at least 30% in aggregate principal amount of the outstanding 2029 Secured Notes of such series may declare the entire principal amount of all the 2029 Secured Notes to be due and payable immediately (except that if such event of default is caused by certain events of bankruptcy or insolvency, the entire principal of the 2029 Secured Notes will become due and payable immediately without further action or notice).

2023 Credit Facility

On January 13, 2023, the Company entered into a new credit agreement allowing for borrowings of up to $18.0 million (the "2023 Credit Facility"), the proceeds from which have been used primarily to finance the Company's purchase of real property, and improvements to that property. Borrowings bear interest at a fixed rate of 5.75% per annum and are required to be repaid monthly in an amount of approximately $0.1 million with a balloon payment due on the maturity date of January 13, 2028. Borrowings are secured by the real property and improvements financed.

Notes Payable

Our notes payable require the Company to pay monthly and quarterly interest payments and have maturities through 2026. Notes payable include (i) debt assumed from the Acquisition related to borrowings for facilities renovations and to support general business activities, (ii) notes payable related to past businesses acquired, and (iii) term loans. At December 31, 2025, the Company had notes payable of $25.5 million pursuant to the loan agreement with Security Bank of Kansas City ("SBKC") that bears interest at a rate of 3.125% per annum, and loan agreement with IPFS Corporation that bears interest at a rate of 6.950%.

Debt Maturities

As of December 31, 2025, the principal payments of debt outstanding over the next five years and thereafter were as follows:

(in $000s)	Notes Payable		Long-Term Debt	
2026	$	25,487	$	371
2027		—		393
2028		—		16,533
2029		—		1,617,975
2030		—		—
Thereafter		—		—
Total	$	25,487	$	1,635,272
Less unamortized discount and issuance costs		—		(15,549)
	$	25,487	$	1,619,723

Note 9: Leases as Lessee

The Company's operating lease agreements primarily consist of real estate property, such as production facilities, warehouses and office buildings, in addition to personal property, such as vehicles and equipment. The majority of the Company's lease arrangements are comprised of fixed payments and a limited number of these arrangements include a variable payment component based on certain index fluctuations.

Components of Lease Expense

The components of lease expense are as follows:

	Year Ended December 31,					
(in $000s)	2025		2024		2023	
Operating lease cost	$	17,968	$	10,718	$	10,149
Finance lease cost:						
Amortization of lease assets		23		—		1,748
Interest on lease liabilities		6		—		300
Short-term lease cost		—		—		978
Sublease income		—		—		(1,365)
Total lease cost	$	17,997	$	10,718	$	11,810

Supplemental Cash Flow Information

Supplemental cash flow information related to leases is as follows:

	Year Ended December 31,					
(in $000s)	2025		2024		2023	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash outflows - payments on operating leases	$	23,169	$	10,208	$	7,891
Operating cash outflows - interest payments on finance leases	$	6	$	—	$	300
Finance cash outflows - payments on finance lease obligations	$	—	$	—	$	2,682
Supplemental disclosure of noncash leasing activities:						
Right-of-use assets obtained in exchange for new operating lease liabilities (1)	$	26,148	$	65,012	$	16,077

(1) Includes lease extension and option exercises.

Future Maturities and Payment Information

Maturities of lease liabilities as of December 31, 2025, are as follows:

(in $000s)	Operating Leases
2026	$ 17,408
2027	16,587
2028	16,087
2029	15,474
2030	13,844
Thereafter	114,076
Total lease payments	193,476
Less: imputed interest	(78,612)
Total present value of lease liabilities	$ 114,864

As of December 31, 2025, the weighted average discount rate and remaining term under operating leases was 8.1% and 12.2 years, respectively.

Note 10: Goodwill and Intangible Assets

Goodwill

The following table summarizes the changes in goodwill by reporting unit:

(in $000s)	ERS	TES	APS	Total
Balance, December 31, 2023	$ 498,808	$ 167,307	$ 37,896	$ 704,011
Acquisitions	—	—	1,439	1,439
Currency translation adjustment	(644)	—	—	(644)
Balance, December 31, 2024	498,164	167,307	39,335	704,806
Currency translation adjustment	361	—	—	361
Balance, December 31, 2025	$ 498,525	$ 167,307	$ 39,335	$ 705,167

Intangible Assets

Intangible assets consisted of the following:

(in $000s)	Weighted Average Remaining Life (Years)	December 31, 2025		December 31, 2024	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Definite-lived intangible assets:					
Trade names	10.3	$ 179,000	$ (75,817)	$ 180,780	$ (67,530)
Customer relationships	9.3	214,201	(91,659)	214,188	(75,046)
Non-compete agreements and other	0.0	—	—	535	(534)
Total		$ 393,201	$ (167,476)	$ 395,503	$ (143,110)

Amortization expense associated with the intangible assets noted above was $27.0 million, $26.7 million, and $27.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization Expense

As of December 31, 2025, estimated amortization expense for intangible assets for each of the next five years and thereafter is estimated to be as follows:

(in $000s)	Amortization
2026	$ 26,743
2027	26,743
2028	26,743
2029	26,379
2030	26,258
Thereafter	92,859
Total estimated future amortization expense	$ 225,725

Note 11: Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of shares of common stock outstanding. Diluted net earnings (loss) per share includes the effects of potentially dilutive shares of common stock, if dilutive. Potentially dilutive effects include the exercise of warrants, contingently issuable shares, and share-based compensation. On July 31, 2024, all of the Company's stock purchase warrants expired and were unexercised. Our potentially dilutive shares, which aggregated 4.2 million, 18.8 million, and 28.7 million for years ended December 31, 2025, 2024 and 2023, respectively, were not included in the computation of diluted earnings (loss) per share because they would not be issuable if the end of the reporting period were the end of the contingency period or they would be anti-dilutive.

The following tables set forth the computation of basic and dilutive earnings (loss) per share:

(in $000s, except per share data)	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Net Income (Loss)	Weighted Average Shares	Per Share Amount	Net Income (Loss)	Weighted Average Shares	Per Share Amount	Net Income (Loss)	Weighted Average Shares	Per Share Amount
Basic earnings (loss) per share	$ (31,052)	226,962	$ (0.14)	$ (28,655)	236,975	$ (0.12)	$ 50,712	245,093	$ 0.21
Dilutive common share equivalents	—	—		—	—		—	633	
Diluted earnings (loss) per share	$ (31,052)	226,962	$ (0.14)	$ (28,655)	236,975	$ (0.12)	$ 50,712	245,726	$ 0.21

Note 12: Equity

Preferred Stock

As of both December 31, 2025 and 2024, we were authorized to issue 10,000,000 shares of preferred stock with a par value of $0.0001 per share, with such designation, rights and preferences as may be determined from time to time by our board of directors. As of both December 31, 2025 and 2024, there were no shares of preferred stock issued or outstanding.

Common Stock

As of December 31, 2025 and 2024, we were authorized to issue 500,000,000 shares of common stock with a par value of $0.0001 per share.

On August 2, 2022, the Company's Board of Directors authorized a stock repurchase program, allowing for the repurchase of up to $30 million of the Company's ordinary common shares, which authorization was further increased by $25 million of shares on September 14, 2023, and increased again by $25 million on March 11, 2024, upon exhaustion of prior authorization. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or otherwise, all in accordance with the rules of the Securities and Exchange Commission and other applicable legal requirements. The specific timing, price and size of purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations. The repurchase program does not obligate the Company to acquire any particular amount of its common stock, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

Under the stock repurchase program, during the years ended December 31, 2024 and 2023, respectively, the Company repurchased approximately 5.9 million and 6.4 million shares of its common stock, which are held in treasury, for a total of $28.6 million and $39.0 million including commission fees. The Company made no repurchases under the stock repurchase program during the year ended December 31, 2025. At December 31, 2025, $1.9 million was available under the stock repurchase program.

Energy Capital Partners Stock Repurchase

NESCO Holdings, LP is a Delaware limited partnership holding shares of our common stock. NESCO Holdings, LP is owned and controlled by Energy Capital Partners ("ECP"). On January 30, 2025, the Company purchased 8,143,635 shares of the Company's common stock from affiliates of ECP ("Repurchase from ECP"), at a purchase price of $4.00 per share, which represents an approximately 23% discount from the price of $5.19 per share of Common Stock at the close of trading on January 29, 2025, for an aggregate purchase price of $32.6 million. The transaction was approved by the Company's Board of Directors and Audit Committee of the Board of Directors and the purchased shares are held in treasury.

Earnout Shares

Pursuant to the Stockholders' Agreement dated July 31, 2019 (as amended and restated from time to time, the "Stockholders' Agreement"), certain stockholders agreed to restrictions on approximately 0.3 million of their shares of the Company's common stock (the "Maximum Target Earnout Shares"). The Maximum Target Earnout Shares shall be automatically forfeited by the holders thereof to the Company for no consideration unless the trading price of the common stock equals or exceeds $19.00 per share for any period of 20 trading days out of 30 consecutive trading days to and including July 31, 2026.

Note 13: Share-Based Compensation

On June 13, 2024, the Company's stockholders approved an amendment to the Amended and Restated 2019 Omnibus Incentive Plan, which increased the total authorized shares of common stock to 20,650,000 (the "Plan"). The purpose of the Plan is to provide the Company and its subsidiaries' officers, directors, employees and consultants who, by their position, ability and diligence, are able to make important contributions to the Company's growth and profitability, with an incentive to assist the Company in achieving its long-term corporate objectives, to attract and retain executive officers and other employees and to provide such persons with an opportunity to acquire an equity interest in the Company. To accomplish these objectives, the Plan provides for awards of equity-based incentives through granting of restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. The Plan provides for share recycling whereby shares underlying expired, lapsed or terminated awards, as well as shares surrendered, repurchased, redeemed, or canceled without having been fully exercised or forfeited in a manner that results in the Company acquiring shares covered by the award, are available for award grants under the Plan. At December 31, 2025, there were approximately 8.4 million shares in the share reserve still available for issuance.

The Company records share-based compensation awards using a fair value method and recognizes compensation expense for an amount equal to the fair value of the share-based payment issued in its financial statements. The Company's share-based compensation plans include programs for stock options, restricted stock units ("RSUs"), performance share units ("PSUs") and deferred compensation. Compensation expense for equity awards recognized in selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income (Loss) was $8.5 million, $11.9 million and $13.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Restricted Stock Units and Performance Stock Units

Restricted and performance stock awards vest over a period of one to four years. Performance stock awards may be based on the achievement of specific financial performance metrics and market conditions. Awards based strictly on time-based vesting are valued at the market price on the date of grant. The fair values of the awards that contain market conditions are estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based upon historical volatility (based on the weighted-average combination of the Company's historic volatility and of the implied volatility of a group of the Company's peers), risk-free rates of return, and correlation matrix. Restricted and performance stock awards are generally forfeitable in the event of terminated employment prior to vesting.

The following table summarizes the Company's RSU and PSU award activity:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding, December 31, 2022	7,503,618	$	6.34
Granted	943,003	$	6.72
Forfeited/cancelled/expired	(824,357)	$	6.66
Vested	(706,042)	$	5.25
Outstanding, December 31, 2023	6,916,222	$	6.80
Granted	503,269	$	6.13
Forfeited/cancelled/expired	(1,960,580)	$	8.56
Vested	(1,671,287)	$	5.61
Outstanding, December 31, 2024	3,787,624	$	6.33
Granted	2,275,472	$	4.20
Forfeited/cancelled/expired	(199,376)	$	6.27
Vested	(1,253,240)	$	4.20
Outstanding, December 31, 2025	4,610,480	$	5.86

At December 31, 2025, unrecognized compensation expense related to these awards was $11.4 million and is expected to be recognized over a remaining period of approximately 2.1 years.

Note 14: Fair Value Measurements

The FASB accounting standards provide a comprehensive framework for measuring fair value and sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs.

The following table sets forth the carrying values (exclusive of deferred financing fees) and fair values of our financial liabilities:

	Carrying Value		Fair Value				
(in $000s)			Level 1		Level 2		Level 3
December 31, 2025							
ABL Facility	$	697,975	$	—	$	697,975	$ —
2029 Secured Notes		920,000		—		901,600	—
2023 Credit Facility		17,297		—		17,297	—
Other notes payable		25,487		—		25,487	—
December 31, 2024							
ABL Facility	$	582,900	$	—	$	582,900	$ —
2029 Secured Notes		920,000		—		859,050	—
2023 Credit Facility		17,648		—		17,733	—
Other notes payable		27,102		—		27,102	—

The carrying amounts of the ABL Facility, 2023 Credit Facility and other notes payable approximated fair value as of December 31, 2025 and 2024 based upon terms and conditions available to the Company at those dates in comparison to the terms and conditions of its outstanding debt. The estimated fair value of the 2029 Secured Notes is calculated using Level 2 inputs, based on bid prices obtained from brokers.

Note 15: Income Taxes

We are subject to taxation in all jurisdictions in which we operate within the United States and Canada. The provision for income tax expense (benefit), including the amount of domestic and foreign loss before taxes, is as follows:

		Year Ended December 31,		
(in $000s)		**2025**	**2024**	**2023**
Components of income (loss) before tax:				
Domestic	$	(29,992) $	(31,429) $	56,000
Foreign		1,862	2,242	2,076
Total income (loss) before tax		(28,130)	(29,187)	58,076
Current tax expense (benefit):				
Federal		—	—	62
Foreign		(40)	40	(6)
State		750	875	3,325
Total current tax expense (benefit)		710	915	3,381
Deferred tax expense (benefit):				
Federal		(8,550)	(4,967)	12,971
Foreign		1,308	(1,266)	523
State		(3,500)	(27)	1,484
Total deferred tax expense (benefit)		(10,742)	(6,260)	14,978
Expense (benefit) from change in valuation allowance		12,954	4,813	(10,995)
Total tax expense (benefit)	$	2,922 $	(532) $	7,364

A reconciliation between the federal statutory income tax rate and our actual effective income tax rate is as follows *(in $000s)*:

		Year Ended December 31,			
		2025		**2024**	**2023**
		Dollars	**Percent**	**Percent** (prior to ASU 2023-09)	
Income tax expense (benefit) using the statutory rate in effect	$	(5,907)	21.0%	21.0%	21.0%
Tax effect of differences:					
State and local income taxes, net of federal income tax effect (1)		750	(2.7)%	(6.0)%	5.6%
Foreign operations - Canada				6.0%	1.2%
Statutory tax rate difference between Canada and United States		182	(0.6)%		
Foreign exchange gain or loss		719	(2.6)%		
Change in valuation allowance		7,193	(25.6)%	(12.8)%	(17.4)%
Nondeductible officer compensation		226	(0.8)%	(5.8)%	3.4%
Other		(241)	0.9%	(0.6)%	(1.1)%
Income tax expense (benefit)	$	2,922	(10.4)%	1.8%	12.7%

(1) The states that contribute the majority (greater than 50%) of the tax effect in this category for 2025 include Missouri and Texas.

The Company's effective tax rate differs from the U.S. federal statutory tax rate of 21% and is affected by a number of factors, such as the relative amounts of income we earn in differing tax jurisdictions, tax law changes, certain non-deductible expenses, such as compensation disallowance, changes in our valuation allowance, and divergence of state rules from federal rules. The rate is also affected by discrete items that may occur in any given year, such as legislative enactments and changes in our corporate structure that may occur.

The components of the deferred tax assets and liabilities are as follows:

(in $000s)	December 31, 2025	December 31, 2024
Deferred tax assets		
Accounts receivable	$ 4,508	$ 3,540
Inventory	4,255	18,877
Transaction and debt issuance costs	2,360	2,274
Compensation and benefits	4,543	4,472
Net operating loss carryforwards	284,192	215,303
Section 163j interest disallowance carryforwards	49,421	58,855
Operating lease liabilities	28,879	24,171
Foreign tax credits, accrued expenses, and other	2,246	2,365
Total deferred tax assets	380,404	329,857
Less: valuation allowance	(85,372)	(72,418)
Total deferred tax assets, net	295,032	257,439
Deferred tax liabilities		
Financing receivable	(2,228)	—
Rental equipment and other property and equipment	(238,202)	(209,119)
Goodwill and other intangibles	(58,583)	(54,265)
Operating lease assets	(27,887)	(23,814)
Prepaid expenses and other items	(1,892)	(1,642)
Total deferred tax liabilities	(328,792)	(288,840)
Net deferred tax liability	$ (33,760)	$ (31,401)

As a result of the Acquisition, the Company expects to be able to amortize for U.S. tax purposes, a portion of the goodwill recognized from the Acquisition. For U.S. income taxes, the Acquisition was partly a taxable acquisition and partly a non-taxable acquisition. Accordingly, the taxable component is expected to give rise to increases in the tax bases for a portion of the net assets acquired, while the non-taxable component will result in a carryforward of pre-acquisition tax bases (referred as, "carryover basis") for a portion of the net assets acquired. The differential between the fair values of the assets acquired and the carryover basis has been recognized as a net deferred tax liability as of the closing date of the Acquisition (the "Closing Date"). Additionally, certain federal and state net operating loss and interest expense carryforwards were acquired in the Acquisition and the utilization of these is subject to limitations prescribed by U.S. Internal Revenue Code Section 382 ("Section 382"). The aforementioned net deferred tax liabilities recognized in connection with the assignment of the purchase price from the Acquisition include deferred tax assets from the tax deduction carryforwards, and were reduced by a valuation allowance as of the Closing Date.

We record a valuation allowance against deferred tax assets when we determine that it is more likely than not that all or a portion of a deferred tax asset will not be realized. The valuation allowance primarily relates to federal and state net operating loss carryforwards. While the Acquisition resulted in a significant increase in deferred tax liabilities, these tax liabilities, which give rise to future taxable income against which tax carryforwards may be applied, are subject to limitations. Federal and state income tax limitation rules are expected to limit the application of our carryforwards and, accordingly, we record a valuation allowance to reduce our deferred tax assets to amounts expected to be realized.

The following presents changes in the valuation allowance:

	Year Ended December 31,		
(in $000s)	2025	2024	2023
Valuation allowance - beginning of year	$ (72,418)	$ (67,605)	$ (78,600)
Charged to benefit (expense)	(12,954)	(4,813)	10,995
Valuation allowance - end of year	$ (85,372)	$ (72,418)	$ (67,605)

As discussed above, the Company acquired certain federal and state net operating loss and interest expense carryforwards in connection with the Acquisition, the utilization of which is subject to limitations prescribed by Section 382. Accordingly, a portion of the carryforwards is expected to expire prior to being utilized. As of December 31, 2025, we had net operating loss carryforwards of approximately $1,228.8 million for U.S. federal income tax purposes, $469.0 million for state income tax purposes, and $3.6 million for foreign income tax purposes. As of December 31, 2024, we had net operating loss carryforwards of approximately $911.3 million for U.S. federal income tax purposes, $397.9 million for state income tax purposes and $10.6 million for foreign income tax purposes.

The net operating loss carryforwards expire at various dates commencing during 2034 through 2037 for U.S. federal income tax purposes, 2026 through 2043 for state income tax purposes, and 2038 through 2042 for foreign income tax purposes.

On July 4, 2025, the President signed the One Big Beautiful Bill Act (the "OBBBA") into law. This act introduces significant changes to tax law and other areas affecting company operations, including items such as extensions of provisions previously enacted under the 2017 Tax Cuts and Jobs Act, changes to business interest deductions, or modifications to depreciation deductions and impacts on energy tax credits. We have included the impacts of the OBBBA in our financial statements, and any additional true-up is not expected to have a material impact.

The Organization for Economic Cooperation and Development ("OECD") has issued "Pillar Two" model rules introducing a new global minimum tax of 15% intended to be effective on January 1, 2024. While the US has not yet adopted the Pillar Two rules, various other governments around the world are enacting legislation to do so. As currently designed, Pillar Two will ultimately apply to our worldwide operations. Considering we do not have material operations in jurisdictions with tax rates lower than the Pillar Two minimum, these rules are not expected to materially increase our global tax costs. We will continue to monitor US and global legislative activities related to Pillar Two for potential impacts.

Note 16: Concentration Risks

Financial instruments that potentially subject us to significant concentrations of credit risk include cash and cash equivalents and accounts receivable. We maintain certain cash and cash equivalents with federally insured financial institutions and may maintain deposits in excess of financial insured limits or in financial institutions that are not federally insured. However, we believe that we are not exposed to significant credit risks due to the financial position of the depository institutions in which our deposits are held. Additionally, we are subject to risk related to vendor concentrations in purchasing, primarily relating to the purchase of chassis.

Customer and vendor concentrations in each of the years ended December 31, 2025, 2024 and 2023 are presented in the table below.

	December 31, 2025		December 31, 2024		December 31, 2023	
	Percentage of Revenue/ Purchases	Number of Customers/ Vendors	Percentage of Revenue/ Purchases	Number of Customers/ Vendors	Percentage of Revenue/ Purchases	Number of Customers/ Vendors
Customers	10.2%	3	10.3%	6	10.0%	7
Vendors	55.6%	3	15.3%	1	31.0%	2

No customer accounted for more than 10% of consolidated revenues during the years ended December 31, 2025, 2024 and 2023.

Note 17: Commitments and Contingencies

We record a liability when we believe that it is both probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. We review these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

Legal Matters

In the normal course of business, there are various claims in process, matters in litigation, and other contingencies. At this time, no claims of these types, certain of which are covered by insurance policies, have had a material effect on the Company. Certain jurisdictions in which the Company operates do not provide insurance recoveries related to punitive damages. For matters pertaining to the pre-Acquisition activities of Custom Truck LP, certain affiliates of The Blackstone Group ("Blackstone") and other direct and indirect equity holders (collectively, "Sellers") of Custom Truck LP have agreed to indemnify Nesco Holdings and Nesco Holdings II, Inc. for losses arising out of the breach of Sellers' pre-closing covenants in the purchase agreement and certain indemnified tax matters, with recourse limited to a $10.0 million and $5.0 million escrow account, respectively.

From time to time, the Company is audited by state and local taxing authorities. These audits typically focus on the Company's withholding of state-specific sales tax and rental-related taxes.

Custom Truck LP's withholdings of federal excise taxes for each of the four quarterly periods during 2015 are currently under audit by the IRS. The IRS issued an assessment on October 28, 2020 in an aggregate amount of $2.4 million for the 2015 periods, alleging that certain types of sold equipment are not eligible for the Mobile Machinery Exemption set forth in the Internal Revenue Code (the

"Code"). An appeal was filed on January 28, 2021. Based on management's understanding of the facts and circumstances, including the relevant provisions of the Code, and historical precedent, including previous successful appeals of similar assessments in prior years, management does not believe the likelihood of a loss resulting from the IRS assessment to be probable at this time.

While it is not possible to predict the outcome of the foregoing matters with certainty, it is the opinion of management that the final outcome of these matters will not have a material effect on the Company's consolidated financial condition, results of operations and cash flows.

Purchase Commitments

We enter into purchase agreements with manufacturers and suppliers of equipment for our rental fleet and inventory. All of these agreements are cancellable within a specified notification period to the supplier.

Note 18: Related Parties

The Company has transactions with related parties as summarized below.

Rentals and Sales — The Company rents and sells equipment and provides services to R&M Equipment Rental, a business partially owned by members of the Company's management. The Company also rents equipment and purchases inventory from R&M Equipment Rental.

Other — The Company has purchased products and aircraft charter services from entities owned by members of the Company's management and their immediate families. Product purchases and charter services payments related to these transactions are immaterial. Expenses for products and air travel services are recorded in selling, general, and administrative expenses.

Management Fees — The Company entered into the Corporate Advisory Services Agreement with Platinum effective as of the Closing Date, under which management fees are payable to Platinum quarterly. The management fees are recorded in transaction expenses and other in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Repurchase from ECP — On January 30, 2025, the Company purchased 8,143,635 shares of the Company's common stock from affiliates of ECP. For further information on the stock repurchase, see Note 12: Equity.

A summary of the transactions with the foregoing related parties included in the Consolidated Statements of Operations and Comprehensive Income (Loss) is as follows:

	Year Ended December 31,		
(in $000s)	**2025**	**2024**	**2023**
Total revenues from transactions with related parties	$ 44,579	$ 33,895	$ 26,400
Expenses incurred from transactions with related parties included in cost of revenue	$ 488	$ 1,379	$ 1,506
Expenses incurred from transactions with related parties included in operating expenses	$ 2,665	$ 7,324	$ 5,652

Amounts receivable from/payable to related parties included in the Consolidated Balance Sheets are as follows:

(in $000s)	December 31, 2025	December 31, 2024
Accounts receivable from related parties	$ 6,473	$ 3,688
Accounts payable to related parties	$ 208	$ 211

Note 19: Segments

Our operations are primarily organized and managed by operating segment. Operating segment performance and resource allocations are primarily based on gross profit. Depending on gross profit levels, the measure aids the Chief Operating Decision Maker ("CODM") in managing the inventory levels and rental fleet, entering into significant revenue contracts, expanding into new markets or launching new products, making capital expenditures, designing and implementing key marketing strategies, making personnel changes, and approving operating budgets. Significant expense categories that are regularly reviewed by the operating segments' CODM are disclosed below. The CODM for all segments is the Company's Chief Executive Officer. The accounting policies of the reportable segments are consistent with those described in Note 2: Summary of Significant Accounting Policies to the financial statements. Through December 31, 2025, we managed the business in three reporting segments: Equipment Rental Solutions ("ERS"),

Truck and Equipment Sales ("TES") and Aftermarket Parts and Services ("APS"). Transactions between our segments consist of equipment produced by TES that is sold to ERS for inclusion in its fleet of rental equipment. Additionally, TES and APS provide repair and maintenance services to ERS for maintenance of its rental fleet. Transactions between segments are at book value and intersegment sales and purchases are eliminated in consolidation. The segment operations are described in Note 1: Business and Organization to these financial statements. The revenue by geography is disclosed in Note 3: Revenue. Segment information is presented below.

The Company's segment results are presented in the tables below:

| | | Year Ended December 31, | | |
| | | 2025 | | |
(in $000s)	ERS	TES	APS	Total
Revenue:				
Rental	$ 491,790	$ —	$ 14,408	$ 506,198
Equipment sales	209,255	1,095,228	—	1,304,483
Parts and services	—	—	133,276	133,276
Total revenue from external customers	701,045	1,095,228	147,684	1,943,957
Cost of revenue:				
Rentals/parts and services	121,357	—	109,775	231,132
Equipment sales	157,846	927,452	—	1,085,298
Depreciation of rental equipment	212,725	—	2,910	215,635
Total cost of revenue from external customers	491,928	927,452	112,685	1,532,065
Gross profit	$ 209,117	$ 167,776	$ 34,999	$ 411,892

| | | Year Ended December 31, | | |
| | | 2024 | | |
(in $000s)	ERS	TES	APS	Total
Revenue:				
Rental	$ 430,167	$ —	$ 12,786	$ 442,953
Equipment sales	167,638	1,055,398	—	1,223,036
Parts and services	—	—	136,291	136,291
Total revenue from external customers	597,805	1,055,398	149,077	1,802,280
Cost of revenue:				
Rentals/parts and services	116,790	—	111,560	228,350
Equipment sales	123,229	876,978	—	1,000,207
Depreciation of rental equipment	179,508	—	3,945	183,453
Total cost of revenue from external customers	419,527	876,978	115,505	1,412,010
Gross profit	$ 178,278	$ 178,420	$ 33,572	$ 390,270

| | | Year Ended December 31, | | |
| | | 2023 | | |
(in $000s)	ERS	TES	APS	Total
Revenue:				
Rental	$ 463,139	$ —	$ 15,771	$ 478,910
Equipment sales	263,028	990,425	—	1,253,453
Parts and services	—	—	132,737	132,737
Total revenue from external customers	726,167	990,425	148,508	1,865,100
Cost of revenue:				
Rentals/parts and services	118,236	—	105,791	224,027
Equipment sales	198,510	817,639	—	1,016,149
Depreciation of rental equipment	167,199	—	3,465	170,664
Total cost of revenue from external customers	483,945	817,639	109,256	1,410,840
Gross profit	$ 242,222	$ 172,786	$ 39,252	$ 454,260

Total assets by operating segment are not disclosed herein because asset by operating segment data is not reviewed by the CODM to assess performance and allocate resources.

Gross profit is the primary operating result whereby our segments are evaluated for performance and resource allocation. The following table presents a reconciliation of consolidated gross profit to consolidated income (loss) before income taxes:

	Year Ended December 31,		
(in $000s)	2025	2024	2023
Gross Profit	$ 411,892	$ 390,270	$ 454,260
Selling, general and administrative expenses	230,082	229,544	231,403
Amortization	26,956	26,653	27,110
Non-rental depreciation	13,272	13,292	10,656
Transaction expenses and other	16,639	17,915	14,143
Gain on sale leaseback transaction	—	(23,497)	—
Interest expense, net	157,619	167,105	131,315
Financing and other (income) expense	(4,546)	(11,555)	(18,443)
Income (Loss) Before Income Taxes	$ (28,130)	$ (29,187)	$ 58,076

The following table presents total assets by country:

(in $000s)	December 31, 2025	December 31, 2024
Assets:		
United States	$ 3,344,032	$ 3,385,786
Canada	97,422	116,181
	$ 3,441,454	$ 3,501,967

Recently, our Chief Executive Officer reevaluated how he assesses performance and allocates resources across our business. This review resulted in a change in the reporting of management's internal financial information. As a result, beginning in the three months ending March 31, 2026, we will report our results under two reportable segments: (1) Specialty Equipment Rentals ("SER") and (2) Specialty Truck Equipment and Manufacturing ("STEM"). Upon implementation, the new SER segment will consist of our historical ERS segment and a portion of our historical APS segment, and the new STEM segment will consist of our historical TES segment and a portion of our historical APS segment. We will also begin reflecting intercompany activity between the two segments, which will ultimately be eliminated in consolidation. This new segment reporting reflects how CTOS's business is managed and how resources are allocated in 2026, and management believes this new presentation better reflects the positioning of CTOS's strategies and operations portfolio. We believe our new segment realignment will better reflect key economic drivers, capital intensity, and margin profiles of the respective new segments, as well as align our external reporting with how management allocates capital and evaluates performance.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

In accordance with Securities Exchange Act Rules 13a-15(e) and 15d-15(e), our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

(b) <u>Management's Report on Internal Control over Financial Reporting</u>

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

> Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

> Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

> Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 framework") ("COSO") in Internal Control-Integrated Framework.

Based on that assessment, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by the Company's independent registered public accounting firm, as stated in their report which appears in this Annual Report.

(c) <u>Changes to Internal Control over Financial Reporting</u>

There have been no changes to our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Certifications

The certifications of the Company's Chief Executive Officer and Chief Financial Officer required by the Sarbanes-Oxley Act are included as Exhibits 31 and 32 to this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Custom Truck One Source, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Custom Truck One Source, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Custom Truck One Source, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedules listed in the Index at Item 15(a) and our report dated March 10, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Kansas City, Missouri
March 10, 2026

Item 9B. Other Information

On March 10, 2026, the Board appointed Christopher J. Eperjesy as principal accounting officer of the Company in addition to his current position as the Company's Chief Financial Officer. Biographical information for Mr. Eperjesy, age 58, can be found on page 27 of the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 28, 2025, and is incorporated herein by reference.

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10.   Directors, Executive Officers and Corporate Governance

We maintain a Code of Ethics and Conduct applicable to all of our executive officers, directors and employees, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. This code is publicly available on our website at https://investors.customtruck.com. If we make any amendments to this code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at https://investors.customtruck.com or in a Current Report on Form 8-K filed with the SEC.

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of our Insider Trading Policy is included as Exhibit 19.1 to this report.

The remaining information required by this item is incorporated by reference to the applicable information in our Proxy Statement related to the 2026 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or before April 30, 2026.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference to the applicable information in our Proxy Statement related to the 2026 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or before April 30, 2026.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is incorporated by reference to the applicable information in our Proxy Statement related to the 2026 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or before April 30, 2026.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the applicable information in our Proxy Statement related to the 2026 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or before April 30, 2026.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the applicable information in our Proxy Statement related to the 2026 Annual Meeting of Stockholders, which is expected to be filed with the SEC on or before April 30, 2026.

Item 15. Exhibits and Financial Statement Schedules

(a) ***Financial Statement Schedules***

Condensed Financial Information (Unconsolidated) of Custom Truck One Source, Inc.

for the years ended December 31, 2025, 2024 and 2023

Condensed Financial Information (Unconsolidated) of Custom Truck One Source, Inc.
Condensed Balance Sheets

(in $000s, except share data)	December 31, 2025	December 31, 2024
Assets		
Investment in subsidiaries	$ 837,159	$ 886,443
Total Assets	$ 837,159	$ 886,443
Liabilities and Stockholders' Equity		
Liabilities		
Deferred income taxes	$ 33,225	$ 30,303
Total long-term liabilities	33,225	30,303
Commitments and contingencies (see Note 4)		
Stockholders' Equity		
Common stock — 0.0001 par value, 500,000,000 shares authorized; 253,312,368 and 251,908,970 shares issued; and 226,625,924 and 233,794,319 shares outstanding, at December 31, 2025 and 2024, respectively	25	25
Treasury stock, at cost — 26,686,444 and 18,114,651 shares at December 31, 2025 and December 31, 2024, respectively	(122,602)	(88,229)
Additional paid-in capital	1,554,705	1,545,616
Accumulated other comprehensive loss	(10,614)	(14,744)
Accumulated deficit	(617,580)	(586,528)
Total stockholders' equity	803,934	856,140
Total Liabilities and Stockholders' Equity	$ 837,159	$ 886,443

See accompanying notes to condensed parent company financial statements.

Condensed Financial Information (Unconsolidated) of Custom Truck One Source, Inc.

Condensed Statements of Operations and Comprehensive Income (Loss)

			Year Ended December 31,			
(in $000s)		**2025**		**2024**		**2023**
Operating Expenses						
Selling, general, and administrative expenses	$	8,471	$	11,859	$	13,309
Total operating expenses		8,471		11,859		13,309
Operating Loss		(8,471)		(11,859)		(13,309)
Other Expense (Income)						
Equity in net (income) loss of subsidiaries		19,659		17,855		(68,900)
Other income		—		(527)		(2,485)
Total other expense (income)		19,659		17,328		(71,385)
Income (Loss) Before Income Taxes		(28,130)		(29,187)		58,076
Income Tax Expense (Benefit)		2,922		(532)		7,364
Net Income (Loss)	$	(31,052)	$	(28,655)	$	50,712
Other Comprehensive Income (Loss):						
Unrealized foreign currency translation adjustment	$	4,130	$	(8,766)	$	2,969
Other Comprehensive Income (Loss)		4,130		(8,766)		2,969
Comprehensive Income (Loss)	$	(26,922)	$	(37,421)	$	53,681

See accompanying notes to condensed parent company financial statements.

Condensed Financial Information (Unconsolidated) of Custom Truck One Source, Inc.

Condensed Statements of Cash Flows

(in $000s)	Year Ended December 31,		
	2025	**2024**	**2023**
Operating Activities			
Net cash flow (for) from operating activities	$ (19,659)	$ (17,855)	$ 68,723
Investing Activities			
Changes in investment in subsidiaries	53,414	48,187	(30,670)
Net cash flow from (for) investing activities	53,414	48,187	(30,670)
Financing Activities			
Share-based payments	(1,180)	(1,728)	792
Common stock repurchase	(32,575)	(28,604)	(38,845)
Net cash flow from financing activities	(33,755)	(30,332)	(38,053)
Net Change in Cash	—	—	—
Cash at Beginning of Period	—	—	—
Cash at End of Period	$ —	$ —	$ —

See accompanying notes to condensed parent company financial statements.

Condensed Financial Information (Unconsolidated) of Custom Truck One Source, Inc.

Notes to Condensed Financial Statements

Note 1: Basis of Presentation

The condensed financial information is unconsolidated and is presented for the parent company only, Custom Truck One Source, Inc. (the "Parent,,) as of and for the years ended December 31, 2025, 2024, and 2023. The Parent, a Delaware corporation, serves as the parent for its two primary operating company subsidiaries, Custom Truck One Source, L.P. and NESCO, LLC (the "Operating Subsidiaries,,). On April 1, 2021, the Parent, through its wholly-owned subsidiary, NESCO Holdings II, Inc., acquired Custom Truck One Source, L.P. (the "Acquisition,,). In connection with the Acquisition, the Parent issued shares of its common stock to certain investors and in exchange for the member interests of Custom Truck One Source, L.P. Additionally, NESCO Holdings II, Inc. issued notes payable, proceeds from which were used for the Acquisition, to repay prior indebtedness and to pay transaction expenses. Refer to the Custom Truck One Source, Inc. consolidated financial statements included in this Annual Report on Form 10-K for information about the Acquisition and related financing transactions. The Parent is a holding company and has no operating activities other than its investment in its subsidiaries. The Parent's direct subsidiaries include NESCO Holdings II, Inc., a Delaware corporation, Capitol Intermediate Holdings, LLC ("Capitol Intermediate,,) and Capitol Investment Merger Sub 2, LLC ("Merger Sub 2,,), each incorporated as a Delaware limited liability company. Capitol Intermediate and Merger Sub 2 are intermediate holding company-subsidiaries have no operating activities and Merger Sub 2 is a parent-company guarantor of notes payable issued by NESCO Holdings II, Inc. The Operating Subsidiaries are engaged in the business of providing a range of services and products to customers through sales and rentals of specialty equipment, sales of parts related to the specialty equipment, and repair and maintenance services related to that equipment.

In the accompanying condensed balance sheets, investments in subsidiaries are presented based upon the Parent's proportionate share of its subsidiaries' net assets (similar to presenting them on the equity method). Under the equity method of accounting the assets and liabilities of the subsidiaries are not consolidated. The income from subsidiaries is reported as equity in earnings of subsidiaries on the condensed statements of operations. The material cash flows on the condensed statements of cash flows are primarily from issuances and repurchases of equity securities. There were no payments of dividends to, or receipts of dividends from, the subsidiaries in the years ended December 31, 2025, 2024, and 2023. These condensed financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes thereto of Custom Truck One Source, Inc. included in this Annual Report on Form 10-K.

Note 2: Debt

The Parent's subsidiaries have debt obligations under a revolving credit facility that are guaranteed by Merger Sub 2 and each of its direct and indirect, existing and future, material wholly-owned domestic subsidiaries. Obligations under the ABL will be secured by a first-priority lien on substantially all the assets of Merger Sub 2 and its subsidiaries. The obligations contain customary financial and non-financial covenants, including covenants that impose restrictions on, among other things, additional indebtedness, liens, investments, advances, guarantees and mergers and acquisitions. These covenants also place restrictions on asset sales, dividends and certain transactions with affiliates. Refer to Note 8: Long-Term Debt, to the Custom Truck One Source, Inc. consolidated financial statements included in this Annual Report on Form 10-K for information about these debt obligations.

Note 3: Income Taxes

Refer to Note 15: Income Taxes, to the Custom Truck One Source, Inc. consolidated financial statements included in this Annual Report on Form 10-K for information about subsidiaries' income taxes.

Note 4: Commitments and Contingencies

Refer to Note 17: Commitments and Contingencies, to the Custom Truck One Source, Inc. consolidated financial statements included in this Annual Report on Form 10-K for information about commitments and contingencies.

Note 5: Changes in Stockholders' Equity

The following table provides a reconciliation of the beginning and ending amounts of total stockholders' equity for the years ended December 31, 2025, 2024, and 2023.

	Shares							
(in $000s, except share data)	Common	Treasury	Common Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2022	248,311,104	(2,241,069)	$ 25	$ (15,537)	$ 1,516,318	$ (8,947)	$ (608,585)	$ 883,274
Net income (loss)	—	—	—	—	—	—	50,712	50,712
Other comprehensive income	—	—	—	—	—	2,969	—	2,969
Common stock repurchase	—	(6,354,587)	—	(39,021)	—	—	—	(39,021)
Share-based payments	1,592,016	(296,132)	—	(1,966)	16,066	—	—	14,100
Balance, December 31, 2023	249,903,120	(8,891,788)	25	(56,524)	1,532,384	(5,978)	(557,873)	912,034
Net income (loss)	—	—	—	—	—	—	(28,655)	(28,655)
ESPP shares issued	323,615	—	—	—	1,487	—	—	1,487
Other comprehensive loss	—	—	—	—	—	(8,766)	—	(8,766)
Common stock repurchase	—	(5,890,848)	—	(28,603)	—	—	—	(28,603)
Earnout share forfeitures		(2,778,434)	—	—	—	—	—	—
Share-based payments	1,682,235	(553,581)	—	(3,102)	11,745	—	—	8,643
Balance, December 31, 2024	251,908,970	(18,114,651)	25	(88,229)	1,545,616	(14,744)	(586,528)	856,140
Net income (loss)	—	—	—	—	—	—	(31,052)	(31,052)
ESPP shares issued	150,158	—	—	—	903	—	—	903
Other comprehensive loss	—	—	—	—	—	4,130	—	4,130
Common stock repurchase	—	(8,143,635)	—	(32,575)	—	—	—	(32,575)
Share-based payments	1,253,240	(428,158)	—	(1,798)	8,186	—	—	6,388
Balance, December 31, 2025	253,312,368	(26,686,444)	$ 25	$ (122,602)	$ 1,554,705	$ (10,614)	$ (617,580)	$ 803,934

(b)   Exhibits

Exhibit No.	Description
3.1	Third Amended and Restated Certificate of Incorporation of Custom Truck One Source, Inc. (Incorporated herein by reference to Annex A to Custom Truck One Source, Inc.'s Definitive Proxy Statement on Schedule 14A (File No. 001-38186) filed on April 28, 2023).
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed on April 2, 2021)
4.1	Indenture, dated as of April 1, 2021, by and among Nesco Holdings II, Inc., Wilmington Trust, National Association, as Trustee and Collateral Agent, and the Guarantors party thereto from time to time (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on April 2, 2021)
4.2	Form of 5.50% Senior Note due 2029 (included in Exhibit 4.1 hereto) (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on April 2, 2021)
4.3*	Description of the Registrant's Securities Registered under Section 12 of the Exchange Act
10.1†	Revolving Credit Agreement, dated as of April 1, 2021, by and among Capitol Investment Merger Sub 2, LLC, NESCO Holdings II, Inc., the various lenders and issuing banks party thereto and Bank of America, N.A., as administrative agent, collateral agent and swingline lender (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on April 2, 2021)
10.2	Amendment No. 1 to Revolving Credit Agreement and U.S. ABL Security Agreement, dated as of July 1, 2021, by and among Capitol Investment Merger Sub 2, LLC, NESCO Holdings II, Inc., the other grantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 8, 2023)
10.3	Amendment No. 2 to Revolving Credit Agreement, dated as of March 27, 2023, by and among Capitol Investment Merger Sub 2, LLC, NESCO Holdings II, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on August 8, 2023)
10.4	Amendment No. 3 to Revolving Credit Agreement, dated as of August 9, 2024, by and among Capitol Investment Merger Sub 2, LLC, NESCO Holdings II, Inc., certain other credit parties party thereto, the lenders and other financial institutions party thereto and Bank of America, N.A., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 12, 2024).
10.5	Registration Rights Agreement, dated as of April 1, 2021, between Custom Truck One Source, Inc. and certain holders identified therein (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on April 2, 2021)
10.6†	Second Amended and Restated Stockholders' Agreement, dated as of April 14, 2023, among Custom Truck One Source, Inc. and certain holders identified therein (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38186) filed on April 14, 2023).
10.7	Corporate Advisory Services Agreement, dated as of April 1, 2021, between Custom Truck One Source, Inc. and Platinum Equity Advisors, LLC (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed on April 2, 2021)
10.8+	Custom Truck One Source, Inc. Amended and Restated 2019 Omnibus Incentive Plan (filed as Annex A to Custom Truck One Source, Inc.'s Definitive Proxy Statement on Schedule 14A filed June 10, 2021, File No. 001-38186, and incorporated herein by reference)
10.9+	Employment Agreement, dated November 2, 2021, by and between Fred Ross and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on November 8, 2021)
10.10+	Amended and Restated Employment Agreement, dated December 7, 2022, by and between Fred Ross and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 7, 2022)
10.11+	Form Indemnification Agreement (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed on April 2, 2021)
10.12+	Employment Agreement, dated November 2, 2021, by and between Thomas "Smiley" Rich and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K (File No. 001-38186) filed on March 16, 2022)
10.13+	Employment Agreement, dated November 2, 2021, by and between Joe Ross and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K (File No. 001-38186) filed on March 16, 2022)
10.14+	Employment Agreement, dated August 2, 2022, by and between Christopher J. Eperjesy and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38186) filed on August 4, 2022)
10.15+	Amended and Restated Employment Agreement, dated December 7, 2022, by and between Ryan McMonagle and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38186) filed on December 7, 2022)
10.16+	Amendment to Employment Agreement, dated April 26, 2024, by and between Ryan McMonagle and Custom Truck One Source, Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on May 2, 2024)

10.17+	Custom Truck One Source, Inc. 2022 Employee Stock Purchase Plan (filed as Annex A to Custom Truck One Source, Inc.'s Definitive Proxy Statement on Schedule 14A (File No. 001-38186) filed on May 2, 2022, and incorporated herein by reference)
10.18+	Form of Performance Stock Agreement (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on November 8, 2022)
10.19+	Form of Amended Performance Stock Agreement (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on November 8, 2022)
10.20+	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.18 of the Company's Annual Report on Form 10-K (File No. 001-38186) filed on March 16, 2022)
10.21+	Employment Agreement, by and between the Company and Paul M. Jolas, dated August 2, 2023 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on November 7, 2023)
10.22+	Retention Bonus Letter Agreement, by and between Ryan McMonagle and Custom Truck One Source, Inc., dated April 28, 2025 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on April 30, 2025)
10.23+	Retention Bonus Letter Agreement, by and between Christopher Eperjesy and Custom Truck One Source, Inc., dated April 28, 2025 (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on April 30, 2025)
10.24+	Retention Bonus Letter Agreement, by and between Joseph Ross and Custom Truck One Source, Inc., dated April 28, 2025 (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on April 30, 2025)
10.25+	Retention Bonus Letter Agreement, by and between Thomas Rich and Custom Truck One Source, Inc., dated April 28, 2025 (Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on April 30, 2025)
10.26+	Retention Bonus Letter Agreement, by and between Paul Jolas and Custom Truck One Source, Inc., dated April 28, 2025 (Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on April 30, 2025)
10.27+	Form of 2025 Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on July 30, 2025)
10.28+	Amendment No. 1 to Form of Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on July 30, 2025)
10.29+	Form of 2025 Performance Stock Unit Agreement (Incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on July 30, 2025)
10.30+	Form of 2025 Corporate Milestones Performance Stock Unit Agreement (Incorporated by reference to Exhibit 10.9 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on July 30, 2025)
10.31+	Amendment No. 1 to Form of Performance Stock Unit Agreement (Incorporated by reference to Exhibit 10.10 of the Company's Quarterly Report on Form 10-Q (File No. 001-38186) filed on July 30, 2025)
19.1	Insider Trading Policy (Incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K (File No. 001-38186) filed on March 4, 2025)
21.1*	Subsidiaries of the Company
23.1*	Consent of Ernst & Young LLP
24.1*	Power of attorney, pursuant to which amendments to this Form 10-K may be filed (included on the signature page contained in Part IV of the Form 10-K)
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32 **	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy for Recovery of Erroneously Awarded Compensation (Incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K (File No. 001-38186) filed on March 7, 2024)
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). |

* Filed herewith.

** This certificate is being furnished herewith solely to accompany the report pursuant to 18 U.S.C. 1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

† The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

+ Management contract or compensatory plan.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>CUSTOM TRUCK ONE SOURCE, INC.</u>
(Registrant)

Date: March 10, 2026

/s/ Ryan McMonagle

Ryan McMonagle, Chief Executive Officer

Date: March 10, 2026

/s/ Christopher J. Eperjesy

Christopher J. Eperjesy, Chief Financial Officer and Principal Accounting Officer

POWER OF ATTORNEY

The undersigned directors and officers of CTOS hereby constitute and appoint Ryan McMonagle and Christopher J. Eperjesy with full power to act as our true and lawful attorney-in-fact with full power to execute in our name and behalf in the capacities indicated below, this Annual Report on Form 10-K and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Marshall Heinberg Marshall Heinberg	Chairman of the Board	March 10, 2026
/s/ David Glatt David Glatt	Director	March 10, 2026
/s/ David Wolf David Wolf	Director	March 10, 2026
/s/ Fred Ross Fred Ross	Founder and Director	March 10, 2026

Name	Title	Date
/s/ Georgia Nelson Georgia Nelson	Director	March 10, 2026
/s/ Mary Jackson Mary Jackson	Director	March 10, 2026
/s/ Louis Samson Louis Samson	Director	March 10, 2026
/s/ Mark Ein Mark Ein	Director	March 10, 2026
/s/ Paul Bader Paul Bader	Director	March 10, 2026
/s/ Ryan McMonagle Ryan McMonagle	Chief Executive Officer and Director	March 10, 2026
/s/ Christopher J. Eperjesy Christopher J. Eperjesy	Chief Financial Officer	March 10, 2026

Exhibit 4.3

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following description sets forth certain material terms and provisions of the securities of Custom Truck One Source, Inc. (the "Company," "we," "us" or "our") that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and bylaws, which are incorporated herein by reference. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the "DGCL").

As of March 10, 2026, we had one class of securities registered under Section 12 of the Exchange Act: our common stock (the "common stock"), par value $0.0001 per share.

General

Common Stock

Our certificate of incorporation authorizes the issuance of 500,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Holders of common stock do not have any conversion, preemptive or other subscription rights, and there will be no sinking fund or redemption provisions applicable to the common stock.

The rights, preferences and privileges of the holders of common stock are subject to those of the holders of any shares of preferred stock we may issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock (the "preferred stock") par value $0.0001 per share, with such designations, rights and preferences as may be determined from time to time by our board of directors. Subject to limitations prescribed by law, the board of directors is authorized at any time to:

- issue one or more series of preferred stock;
- determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock;
- determine the number of shares in any series; and
- determine the terms with respect to the series of preferred stock being offered, which may include (without limitation) the following:
  - determine whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;
  - determine the dividend rate or method for determining the rate;
  - determine the liquidation preference per share of that series of preferred stock, if any;
  - determine the conversion provisions applicable to that series of preferred stock, if any;
  - determine any redemption or sinking fund provisions applicable to that series of preferred stock;
  - determine the voting rights of that series of preferred stock, if any; and
  - determine the terms of any other powers, preferences or rights, if any, and the qualifications, limitations or restrictions thereof, applicable to that series of preferred stock.

The preferred stock, when issued, will be fully paid and nonassessable.

Voting Rights

Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, unless otherwise provided by our certificate of incorporation. Our bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority in voting power of the issued and outstanding shares of capital stock entitled to vote at a stockholders' meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast (excluding abstentions and broker non-votes) is required to take action, unless otherwise specified by law, our bylaws, our certificate of incorporation or our Stockholders' Agreement (as defined below). There are no cumulative voting rights.

Dividend Rights

Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Liquidation Rights

If the Company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Certain Anti-Takeover Provisions of Delaware Law and Our Certificate of Incorporation

We have certain anti-takeover provisions in place as follows:

Staggered Board of Directors

Our certificate of incorporation provides that our board of directors is classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings. Furthermore, because the board is classified, directors may be removed only with cause by a majority of our outstanding shares.

Special Meeting of Stockholders

The DGCL provides that special meetings of our stockholders may be called by the board of directors. Our certificate of incorporation provides that, at any time when Platinum Equity Advisors, LLC ("Platinum") and its affiliates collectively beneficially own, in the aggregate, at least 5% in voting power of the stock of the Company entitled to vote generally in the election of directors, the Chairman of the our board of directors shall call a special meeting of stockholders at the request of Platinum from time to time.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder's notice will need to be delivered to, or mailed and received by the company secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting of stockholders (except that, with respect to Platinum's nomination of directors, the reference to 90 days shall be 45 days); *provided, however*, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the day occurring 90 days prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made. Such notice also must fulfill certain information requirements with respect to the stockholder delivering such notice and the matter proposed (or director candidate nominated) of which Platinum is partially exempt. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude our stockholders from bringing matters before the general meeting of stockholders or from making nominations for directors at our general meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

Our certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or our certificate of incorporate or bylaws or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine, in each such case, subject to said Court of Chancery (or the federal district court for the District of Delaware or other state court of the State of Delaware, as applicable) having personal jurisdiction over the indispensable parties named as defendants therein. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States.

Business Combinations with Interested Stockholders

Our certificate of incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an "interested stockholder" (which includes a person or group owning 15% or more of the corporation's voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. Nevertheless, our certificate of incorporation contains provisions that will have a similar effect to Section 203, except that the certificate of incorporation provides that (i) Platinum; (ii) Energy Capital Partners, LLC, Energy Capital Partners II, LLC, Energy Capital Partners III, LLC, Energy Capital Partners Mezzanine, LLC, Energy Capital Partners IV, LLC, Energy Capital Partners Credit Solutions II, LLC, ECP ControlCo, LLC, Energy Capital Partners Holdings, LP, ECP Feeder, LP, and ECP Management GP, LLC; and (iii) Capitol Acquisition Management IV LLC and Capitol Acquisition Founder IV LLC (collectively, "Capitol") and their respective direct and indirect transferees will not be deemed to be "interested stockholders," regardless of the percentage of the Company's voting stock owned by them, and accordingly will not be subject to such restrictions.

Limitation on Liability and Indemnification of Directors and Officers

Our certificate of incorporation provides that directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our certificate of incorporation provides that directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

Our bylaws also permit us to secure insurance on behalf of any officer, director or employee or agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Stockholders' Agreement

We are party to a Second Amended and Restated Stockholders' Agreement (the "Stockholders' Agreement") dated April 14, 2023 with certain affiliates of Platinum, Capitol and Energy Capital Partners ("ECP").

The Stockholders' Agreement provides that so long as Platinum beneficially owns 50% or more of our common stock, Platinum has the right to designate up to seven nominees for the election to our board of directors, three of which are required to be independent directors. In addition, while Platinum beneficially owns 50% or more of the outstanding shares of our common stock, the Stockholders' Agreement does not restrict Platinum from nominating additional directors and soliciting stockholders outside of the Company's proxy statement, subject to the rights of the other parties to the Stockholders' Agreement. Platinum designee directors who are not independent directors ("Platinum Special Directors") shall be entitled to a number of votes equal to the total number of directors (excluding the Platinum Special Directors) plus one, which votes shall be equally divided among Platinum Special Directors. For so long as Platinum beneficially owns less than 50% but more than 30% of our common stock, Platinum will have the right (but not the obligation) to designate any number of directors having one or two votes each, so long as the total number of votes of all such designees does not exceed the total number of votes constituting a majority of all votes of all directors minus one.

The number of Platinum Special Directors that Platinum is entitled to nominate decreases from four to one, and such director's voting power decreases to one vote, if Platinum beneficially owns less than 30% but more than 4.5% of our common stock. All such rights to designate nominees, including independent directors, shall cease if Platinum fails to beneficially own more than 4.5% of our common stock.

The Stockholders' Agreement further provides that (i) ECP will have the right to designate one nominee for the election to our board of directors so long as each beneficially owns at least 4.5% of our common stock, (ii) Capitol will have the right to designate one nominee for the election to our board of directors so long as it beneficially owns at least 50% of the common stock it held as of the April 1, 2021 and (iii) the chief executive officer of the Company shall hold a seat on our board of directors.

While Platinum beneficially owns 30% or more of our common stock and is the largest stockholder in the Company, Platinum, in its capacity as stockholder, will have consent rights over the following actions of the Company or any of its subsidiaries:

- entering into or effecting a change in control;
- entering into agreements providing for the acquisition or divestiture of assets or equity security of any person, with aggregate consideration in excess of $50 million;
- entering into any joint venture or similar business alliance having a fair market value in excess of $50 million;
- any liquidation, dissolution, receivership, bankruptcy or other insolvency proceeding;
- any material change in the nature of the business;
- share repurchases, except for repurchases pursuant to a repurchase plan or certain repurchases from employees which are approved by our board of directors;
- declaration of dividends or reclassification of equity securities or securities convertible into equity securities;
- incurrence of indebtedness for borrowed money in an aggregate principal amount in excess of $50 million, other than borrowings under the existing revolving credit facility;
- granting of security interests or guaranties other than in the ordinary course;
- terminating or hiring the Company's Chief Executive Officer, Chief Financial Officer and Chief Operating Officer;
- amendment of our certificate of incorporation or bylaws;
- designation of any class of stock;
- any issuance of equity securities or rights to acquire equity securities, other than equity issued pursuant to employee equity plans that shall have been approved by the our board of directors;
- establishment or change of employee incentive plans;
- changes to accounting policies other than required in accordance with generally accepted accounting principles, and any material tax elections;
- hiring or terminating of principal outside counsel or auditor; and
- entering into any contracts not specifically listed above involving aggregate payments to or by the Company in excess of $50 million per annum.

Pursuant to the terms of the Stockholders' Agreement, certain shares of common stock held by ECP and Capitol continue to be designated "Earnout Shares" and such Earnout Shares are subject to restrictions on (i) transfer of such shares of common stock and (ii) forfeiture of such shares of common stock tied to both time and performance that the other shares of common stock are not subject to.

If, at any time while Platinum beneficially owns more than 50% of the common stock, Platinum receives a bona fide offer from a third party to purchase or otherwise desires to transfer shares of common stock to a third party on arm's length terms, including shares of common stock owned by ECP, Capitol or certain members of management of the Company (the "Drag Shares"), and (i) such sale proposal, if consummated, would result in a change in control of the Company (taking into account all Drag Shares), (ii) such sale proposal does not involve the transfer of Drag Shares to Platinum or an affiliate of Platinum and (iii) in such sale proposal, if consummated, Platinum would receive the same form of consideration as the other stockholders in the Company (a "Required Sale"), then Platinum may deliver a written notice with respect to such sale proposal at least 10 business days prior to the anticipated closing date of such Required Sale to ECP or Capitol and the applicable members of the Company's management requiring them to sell or otherwise transfer their shares of common stock to the proposed transferee.

Any acquisition proposal by Platinum (or an affiliate thereof) or any acquisition in which Platinum does not receive the same form of consideration as the other stockholders of the Company will, in each case, require approval by both (i) a majority of the disinterested directors or a special committee of independent directors and (ii) while ECP owns 5% or more of the shares of common stock on a fully diluted basis (calculated using the treasury stock method), a majority of the Company's stockholders that are independent of Platinum and otherwise disinterested.

Platinum, ECP, and Capitol will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the shares of common stock held by them, subject to certain conditions set forth therein. The Company agreed to certain indemnification rights for the benefit of Platinum, ECP, Capitol, and certain of their representatives and affiliates in connection with their purchase or ownership of Company equity interests or their involvement in litigation in their capacity as a stockholder of the Company (or as a representative or affiliate of any of Platinum, ECP, or Capitol as the case may be).

On January 30, 2025, ECP sold all of the shares of the Company held by them, and forfeited its right to any Earnout Shares. As a result, ECP ceased to be a party to the Stockholders' Agreement.

Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction
Capitol Intermediate Holdings, LLC	Delaware
Capitol Investment Merger Sub 2, LLC	Delaware
NESCO Holdings II, Inc.	Delaware
NESCO, LLC	Indiana
NESCO Finance Corporation	Delaware
NESCO International, LLC	Delaware
NESCO Investments, LLC	Delaware
CTOS Blocker GP I L.L.C.	Delaware
CTOS Blocker GP II L.L.C.	Delaware
CTOS Blocker I, L.P.	Delaware
CTOS Blocker II, L.P.	Delaware
Custom Truck One Source, L.P.	Delaware
CTOS, LLC	Delaware
Load King Parts, LLC	Missouri
Utility Fleet Sales, Ltd.	Texas
Utility Fleet Transport, LLC	Delaware
CTEC Holding Co., LLC	Missouri
Custom Truck One Source Forestry Equipment, LLC	Delaware
Load King, LLC	Michigan
CTOS California, LLC	California
Custom Truck & Equipment, LLC	Missouri
CTE Properties, LLC	Missouri
Custom Fabrication & Equipment, LLC	Missouri
CTOS Rentals, LLC	Delaware
CTE, LLC	Wisconsin
CTEC, LLC	Missouri
North American Equipment Upfitters, LLC	New Hampshire
North American Equipment Road Service, LLC	New Hampshire
Equipment Repair Solutions, LLC	Florida
Custom Crane Rental, LLC	Missouri
Custom Equipment Rental, LLC	Missouri
UCO Equipment, LLC	Arkansas
TNT Equipment Sales & Rentals, LLC	New Jersey
Utility Fleet Rental, LLC	Texas
CTOS Canada, Ltd. dba HiRail Leasing	Ontario, Canada

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-234083) pertaining to the 2019 Omnibus Incentive Plan of Nesco Holdings, Inc.;
2. Registration Statement (Form S-8 No. 333-239243) pertaining to the Amended and Restated 2019 Omnibus Incentive Plan of Nesco Holdings, Inc.;
3. Registration Statement (Form S-8 No. 333-256806) pertaining to the Amended and Restated 2019 Omnibus Incentive Plan of Custom Truck One Source, Inc.;
4. Registration Statement (Form S-8 No. 333-266990) pertaining to the 2022 Employee Stock Purchase Plan of Custom Truck One Source, Inc.; and
5. Registration Statement (Form S-3 No. 333-279194) pertaining to the Amended and Restated 2019 Omnibus Incentive Plan of Custom Truck One Source, Inc.

of our reports dated March 10, 2026, with respect to the consolidated financial statements and schedule of Custom Truck One Source, Inc. and the effectiveness of internal control over financial reporting of Custom Truck One Source, Inc. included in this Annual Report (Form 10-K) of Custom Truck One Source, Inc. for the year ended December 31, 2025.

/s/ Ernst & Young LLP
Kansas City, Missouri
March 10, 2026

Exhibit 31.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Ryan McMonagle, certify that:

1   I have reviewed this Annual Report on Form 10-K of Custom Truck One Source, Inc. for the year ended December 31, 2025;

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2026   /s/ Ryan McMonagle
                                                          Ryan McMonagle
                                                           Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher J. Eperjesy, certify that:

1   I have reviewed this Annual Report on Form 10-K of Custom Truck One Source, Inc. for the year ended December 31, 2025;

2   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2026   /s/ Christopher J. Eperjesy

                                                   Christopher J. Eperjesy
                                                   Chief Financial Officer and Principal Accounting Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Custom Truck One Source, Inc. (the "Company") for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 10, 2026	/s/ Ryan McMonagle
	Ryan McMonagle
	Chief Executive Officer

March 10, 2026	/s/ Christopher J. Eperjesy
	Christopher J. Eperjesy
	Chief Financial Officer and Principal Accounting Officer

EXECUTIVE OFFICERS	BOARD OF DIRECTORS	
Ryan McMonagle Chief Executive Officer	**Paul Bader** Adjunct Professor Leventhal School of Accounting, University of Southern California	**David Wolf** Managing Director, Platinum Equity
Christopher J. Eperjesy Chief Financial Officer and Principal Accounting Officer	**Mark D. Ein** Investor, Entrepreneur and Philanthropist	**Georgia Nelson** Former President and Chief Executive Officer, PTI Resources, LLC
Joseph Ross President, Sales	**David Glatt** Managing Director, Platinum Equity	**Mary Jackson** Former Vice Admiral, United States Navy
Thomas Rich President, Rentals	**Marshall Heinberg** Founder and Managing Director, MAH Associates, LLC	**Fred Ross** Founder, Custom Truck One Source, Inc.
Paul Jolas Executive Vice President, General Counsel and Corporate Secretary	**Louis Samson** Co-President, Platinum Equity	**Ryan McMonagle** Chief Executive Officer

CORPORATE INFORMATION		
Corporate Office Custom Truck One Source, Inc. 7701 Independence Avenue Kansas City, Missouri 64125 www.customtruck.com 816.241.4888	**Independent Registered Public Accounting Firm** Ernst & Young LLP Kansas City, Missouri **Stock Symbol** NYSE: CTOS	**Transfer Agent & Registrar** Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, New York 10004 www.continentalstock.com 212.509.4000
Investor Relations investors@customtruck.com 816.723.7906		

A copy of Custom Truck One Source, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including financial statements and schedules thereto but not including exhibits, as filed with the Securities and Exchange Commission, will be sent to any shareholder of record as of April 16, 2026 without charge, upon written request addressed to our corporate office, to the attention of General Counsel. A reasonable fee will be charged for copies of exhibits.

THE LARGEST SINGLE-SOURCE PROVIDER OF COMMERCIAL TRUCKS & EQUIPMENT



Custom Truck One Source, Inc.
Corporate Office
7701 Independence Avenue
Kansas City, Missouri 64125
816.241.4888

www.customtruck.com